As filed with the Securities and Exchange Commission on April 11, 2005

Registration No. 333-69431

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-6

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	[X]
Pre-Effective Amendment No. _____	[ ]
Post-Effective Amendment No. 8	[X]

AMENDMENT TO REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	[X]

(Check appropriate box or boxes.)

Select★Life Variable Account
(Exact Name of Registrant)

ReliaStar Life Insurance Company
(Name of Depositor)

20 Washington Avenue So.
Minneapolis, MN 55401
(Address of Depositor's Principal Executive Offices) (Zip Code)

(612) 372-5507
(Depositor's Telephone Number, including Area Code)

J. Neil McMurdie, Counsel
ING Americas (U.S. Legal Services)
151 Farmington Avenue, TS31, Hartford, CT 06l56
(Name and Address of Agent for Service)

Jeffery R. Berry, Chief Counsel

ING Americas (U.S. Legal Services)

151 Farmington Avenue, Hartford, CT 06156

Approximate date of proposed public offering: Continuous.

It is proposed that this filing will become effective (check appropriate box):

[ ]	immediately upon filing pursuant to paragraph (b) of Rule 485
[X]	on April 29, 2005, pursuant to paragraph (b) of Rule 485
[ ]	60 days after filing pursuant to paragraph (a)(1)
[ ]	on _____ pursuant to paragraph (a)(1) of Rule 485.

If appropriate, check the following box:

[ ]	This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

PART A
INFORMATION REQUIRED IN A PROSPECTUS

FLEXDESIGN® VUL
A FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICY
issued by
ReliaStar Life Insurance Company and its Select★Life Variable Account

The Policy
- Is issued by ReliaStar Life Insurance Company.
- Is returnable by you during the free look period if you are not satisfied.

Premium Payments
- Are flexible, so the premium amount and frequency may vary.
- Are allocated to the variable account and the fixed account, based on your instructions.
- Are subject to specified fees and charges.

The Policy Value
- Is the sum of your holdings in the fixed account, the variable account and the loan account.
- Has no guaranteed minimum value under the variable account. The value varies with the value of the subaccounts you select.
- Has a minimum guaranteed rate of return for amounts in the fixed
- Is subject to specified fees and charges, including possible surrender charges.

Death Benefit Proceeds
- Are paid if your policy is in force when the insured person dies.
- Are calculated under your choice of options:
  - ▷ Option 1 - the base death benefit is the greater of the amount of insurance coverage you have selected or your policy value multiplied by the appropriate factor described in Appendix A;
  - ▷ Option 2 - the base death benefit is the greater of the amount of insurance coverage you have selected plus the policy value or your policy value multiplied by the appropriate factor described in Appendix A; or
  - ▷ Option 3 - the base death benefit is the greater of the amount of insurance coverage you have selected plus premiums paid minus withdrawals taken or your policy value multiplied by the appropriate factor described in Appendix A.
- Are equal to the base death benefit plus any rider benefits minus any outstanding policy loans, accrued loan interest and unpaid fees and charges.
- Are generally not subject to federal income tax if your policy continues to meet the federal income tax definition of life insurance.

Fund Managers

Funds managed by the following investment managers are available through the policy:
- AIM Capital Management, Inc.
- Alliance Capital Management LP
- American Century Investment Management, Inc.
- BAMCO, Inc.
- Baring International Investment Limited
- Capital Research and Management Company
- Evergreen Investment Management Company, LLC
- Fidelity Management & Research Company
- ING Investment Management Co.
- J.P. Morgan Investment Management, Inc.
- Julius Baer Investment Management, LLC
- Legg Mason Funds Management, Inc.
- Marsico Capital Management, LLC
- Massachusetts Financial Services Company
- Mercury Advisors
- Morgan Stanley Investment Management, Inc. (d/b/a/ Van Kampen)
- Neuberger Berman Management, Inc.
- OppenheimerFunds, Inc.
- Pacific Investment Management Company LLC
- Pioneer Investment Management, Inc.
- Salomon Brothers Asset Management Inc.
- T. Rowe Price Associates, Inc.
- UBS Global Asset Management (Americas) Inc.

This prospectus describes what you should know before purchasing the FlexDesign® variable universal life insurance policy. Please read it carefully and keep it for future reference.

Neither the Securities and Exchange Commission ("SEC") nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The policy described in this prospectus is not a deposit with, obligation of or guaranteed or endorsed by any bank, nor is it insured or guaranteed by the FDIC, the Federal Reserve Board or any other government agency.

The date of this prospectus is April 29, 2005.

TABLE OF CONTENTS

TERMS TO UNDERSTAND

The following is a list of some of the key defined terms and the page number on which each is defined:

"ReliaStar," "we," "us," "our" and the "company" refer to ReliaStar Life Insurance Company. "You" and "your" refer to the policy owner. The owner is the individual, entity, partnership, representative or party who may exercise all rights over the policy and receive the policy benefits during the insured person's lifetime.

State Variations - State variations are covered in a special policy form used in that state. This prospectus provides a general description of the policy. Your actual policy and any riders are the controlling documents. If you would like to review a copy of the policy and riders, contact our customer service center or your agent/registered representative.

You may contact us about the policy at our: **Customer Service Center**
P.O. Box 5011
2001 21st Avenue NW
Minot, North Dakota 58703
1-877-886-5050
www.ingservicecenter.com

POLICY SUMMARY

This summary highlights the features and benefits of the policy, the risks that you should consider before purchasing a policy and the fees and charges associated with the policy and its benefits. More detailed information is included in the other sections of this prospectus which should be read carefully before you purchase the policy.

The Policy's Features and Benefits

Premium Payments **See Premium Payments, page 23.**	• You choose when to pay and how much to pay, but you cannot pay additional premiums after age 100 and we may refuse to accept any premium less than $25. • You will need to pay sufficient premiums to keep the policy in force. Failure to pay sufficient premiums may cause your policy to lapse. • We may refuse any premium that would disqualify your policy as life insurance under Section 7702 of the Internal Revenue Code. • We deduct a premium expense charge from each premium payment and credit the remaining premium (the "net premium") to the variable account or the fixed account according to your instructions.

Free Look Period
 	
See Free Look Period, page 25.
	• During the free look period, you have the right to examine your policy and return it for a refund if you are not satisfied for any reason.
	• The free look period is generally ten days from your receipt of the policy, although certain states may allow more than ten days. The length of the free look period that applies in your state will be stated in your policy.
	• During the free look period, your net premium will be allocated to the subaccount which invests in the ING Liquid Assets Portfolio.
	• Generally, there are two types of free look refunds:
	  ▷ Some states require a return of all premium we have received; and
	  ▷ Other states require a return of all premium we have received plus any earnings or less any losses attributable to the amount allocated to the money market subaccount.

Temporary Insurance **See Temporary Insurance, page 25.**	• If you apply and qualify, we may issue temporary insurance equal to the amount of insurance for which you applied. • The maximum amount of temporary insurance is $4.5 million, which includes other in-force coverage you have with us. • Temporary insurance may not be available in all states.

Death Benefits
 	
See *Death Benefits*, page 31.
	• Death benefits are paid if your policy is in force when the insured person dies.
	• Until age 100, the amount of the death benefit will depend on which death benefit option is in effect when the insured person dies.
	• You may choose between one of three death benefit options:
	  ▷ Option 1 - the base death benefit is the greater of the amount of insurance coverage you have selected or your policy value multiplied by the appropriate factor described in Appendix A;
	  ▷ Option 2 - the base death benefit is the greater of the amount of insurance coverage you have selected plus your policy value or your policy value multiplied by the appropriate factor described in Appendix A; or
	  ▷ Option 3 - the base death benefit is the greater of the amount of insurance coverage you have selected plus premiums paid minus withdrawals taken or your policy value multiplied by the appropriate factor described in Appendix A.
	• After age 100, the base death benefit under all options will be the policy value.
	• We will reduce the death benefit proceeds payable under any death benefit option by any outstanding policy loans, accrued loan interest and unpaid fees and charges.
	• The death benefit is generally not subject to federal income tax if your policy continues to meet the federal income tax definition of life insurance.

Death Benefit Guarantees
 	
See Death Benefit Guarantees, page 36.
	• Generally, your policy will not lapse as long as your policy value minus any surrender charge, loan amount and unpaid fees and charges (the "surrender value") is enough to cover the periodic fees and charges, when due.
	• However, the policy has three death benefit guarantees which provide that the policy will not lapse even if the surrender value is not enough to pay the periodic fees and charges, when due:
	  ▷ The Basic Death Benefit Guarantee is standard on every policy. Your policy will specify the guarantee period. Under this guarantee your policy will not lapse provided your cumulative premium payments, minus any partial withdrawals or loans, are at least equal to the sum of minimum premium payments to the next monthly processing date. There is no charge for this guarantee;
	  ▷ The Supplemental Death Benefit Guarantee is standard on every policy. Under this guarantee your policy will not lapse during the Supplemental Death Benefit Guarantee period if on each monthly processing date since the policy date, your cumulative premium payments, minus any partial withdrawals or loans, are at least equal to 70% of the sum of minimum premium payments to the next monthly processing date. The supplemental guarantee period begins on the policy date and is equal to the death benefit guarantee period shown in your policy, multiplied by 70% and rounded to the lower whole number of policy years. The supplemental guarantee period may not exceed ten policy years. There is no charge for this guarantee; and
	  ▷ The Extended Death Benefit Guarantee is an optional benefit that may be selected only when you apply for the policy. Under this guarantee your policy will not lapse provided your cumulative premium payments, minus any partial withdrawals or loans, are at least equal to the sum of Extended Death Benefit Guarantee premium payments to the next monthly processing date. There is no charge for this guarantee.

Rider Benefits
 	
See *Additional Insurance Benefits*, page 37.
	• Your policy may include additional insurance benefits, attached by rider. There are two types of rider benefits:
	  ▷ Optional rider benefits that you must select before they are effective; and
	  ▷ Rider benefits that automatically come with your policy.
	• In many cases, we deduct an additional monthly charge for these benefits.
	• Not all riders may be available under your policy.

Investment Options **See *The Investment Options*, page 19.**	• You may allocate your net premiums to the Select★Life Variable Account (the "variable account") and our fixed account. • The variable account is one of our separate accounts and consists of subaccounts which invest in corresponding funds. When you allocate premiums to a subaccount, we invest any net premiums in shares of the corresponding fund. • Your variable account value will vary with the investment performance of the funds and the charges we deduct from your variable account value. • The fixed account is part of our general account and consists of all of our assets other than those in our separate accounts (including the variable account) and loan account. • We credit interest of at least 3.00% per year on amounts allocated to the fixed account. • We may, in our sole discretion, credit interest in excess of 3.00%.
Transfers **See Transfers, page 47.**	• You currently may make an unlimited number of transfers between the subaccounts and to the fixed account each policy year. We reserve the right, however, to limit you to 12 transfers each policy year, and transfers are subject to any other limits, conditions and restrictions that we or the funds whose shares are involved may impose. • There are certain restrictions on transfers from the fixed account. • We currently do not charge for transfers. We reserve the right, however, to charge up to $25 for each transfer.

4 - FlexDesign® VUL

Asset Allocation Programs See Dollar Cost Averaging, page 47. See Automatic Rebalancing, page 48.	• Dollar cost averaging is a systematic program of transferring policy values to selected investment options. It is intended to help reduce the risk of investing too much when the price of a fund's shares is high. It also helps to reduce the risk of investing too little when the price of a fund's shares is low. • Automatic rebalancing is a systematic program through which your variable and fixed account values are periodically reallocated among your selected investment options to maintain the allocation percentages you have chosen. • There is currently no charge to participate in the dollar cost averaging or automatic rebalancing programs, although we reserve the right to assess a charge in the future. • **Neither of these asset allocation programs assures a profit nor do they protect you against a loss in a declining market.**
Loans See Loans, page 45.	• You may take loans against your policy's surrender value. We reserve the right to limit borrowing during the first policy year. • Generally a loan must be at least $500 and may not exceed 90% of your surrender value. • When you take a loan from your policy we transfer an amount equal to your loan to the loan account as collateral for your loan. The loan account is part of our general account. • We credit amounts held in the loan account with interest at an annual rate of 3.00%. • We also charge interest on loans. Interest is payable in advance and accrues daily at a current annual rate of 4.76%. • After the tenth policy year, preferred loans are available. For preferred loans interest is payable in advance at an annual rate currently equal to 2.91% (guaranteed not to exceed 3.38%) on the portion of your loan account that is not in excess of the policy value, minus the total of all premiums paid net of all partial withdrawals. • Loans reduce your policy's death benefit and may cause your policy to lapse. • Loans may have tax consequences, and you should consult with a qualified tax adviser before taking a loan from your policy.
Partial Withdrawals See Partial Withdrawals, page 50.	• After the first policy year, you may withdraw part of your policy's surrender value. • We currently allow only one partial withdrawal each policy year. • A partial withdrawal must be at least $500. • In policy years two through ten you may not withdraw more than 20% of your surrender value. • We currently charge $10 for each partial withdrawal, but we reserve the right to charge up to $25 for each partial withdrawal. • Partial withdrawals reduce your policy's base death benefit and will reduce your policy's value. • Partial withdrawals may also have tax consequences, and you should consult with a qualified tax adviser before taking a partial withdrawal from your policy.
Surrenders See Surrender, page 51.	• You may surrender your policy for its surrender value at any time before the death of the insured person. • The surrender value of a policy is equal to the policy value minus any surrender charge, loan amount and unpaid fees and charges. • Surrender charges apply for ten policy years and for ten years after each increase in your insurance coverage. The initial surrender charge decreases uniformly each month to zero at the end of the tenth policy year. For any requested increase in your insurance coverage, an additional surrender charge begins at zero, increases uniformly each month until it reaches the maximum after three years and then reduces uniformly each month until it becomes zero at the end of the tenth segment year. • The initial surrender charge rates vary by gender, risk class and age at issue. Surrender charge rates for increases in your insurance coverage vary by gender, risk class and age at the time of the increase.

Surrenders (Continued)	• The surrender charge is neither assessed upon nor reduced because of a requested decrease in your insurance coverage. • If the surrender charge exceeds the available policy value minus the loan amount and unpaid fees and charges, there will be no proceeds paid to you on surrender. • All insurance coverage ends on the date we receive your surrender request. • If you surrender your policy, it cannot be reinstated. • Surrendering the policy may have tax consequences, and you should consult with a qualified tax adviser before surrendering your policy.
Reinstatement **See Reinstatement, page 52.**	• Reinstatement means putting a lapsed policy back in force. • You may reinstate your policy and riders within five years of its lapse if you did not surrender your policy, you still own the policy and the insured person is still insurable. • You will need to pay the required reinstatement premium. • If either the automatic Supplemental Death Benefit Guarantee or the optional Extended Death Benefit Guarantee lapses, it cannot be reinstated. • A policy that is reinstated more than 90 days after lapsing may be considered a modified endowment contract for tax purposes. • Reinstating your policy may have tax consequences, and you should consult with a qualified tax adviser before reinstating your policy.

Factors You Should Consider Before Purchasing a Policy

The decision to purchase a policy should be discussed with your agent/registered representative. Make sure you understand the policy's investment options, its other features and benefits, its risks and the fees and charges you will incur. Consider, among others, the following matters.

Life Insurance Coverage	• The policy is not a short-term investment and should be purchased only if you need life insurance coverage. Evaluate your need for life insurance coverage before purchasing a policy. • You should purchase a policy only if you intend and have the financial capability to keep the policy in force for a substantial period of time.
Fees and Charges **See *Fees and Charges*, page 26.**	• In the early policy years the surrender charge usually exceeds the policy value because the surrender charge is usually more than the cumulative minimum monthly premiums minus policy fees and charges. Therefore, you should purchase a policy only if you intend and have the financial capability to keep the policy in force for a substantial period of time. • A policy's fees and charges reflect the costs associated with its features and benefits, the services we render, the expenses we expect to incur and the risks we assume under the policy. • We believe the policy's fees and charges, in the aggregate, are reasonable, but before purchasing a policy you should compare the value that these various features, benefits and services have to you, given your particular circumstances, with the fees and charges associated with those features, benefits and services.

Lapse
 	
See Lapse, page 52.
	• Your policy will not lapse and your insurance coverage under the policy will continue if on any monthly processing date:
	  ▷ A death benefit guarantee is in effect; or
	  ▷ Your surrender value is enough to pay the periodic fees and charges when due.
	• If you do not meet these conditions, we will send you notice and give you a 61 day grace period to make a sufficient premium payment.
	• If you do not make a sufficient premium payment by the end of the 61 day grace period, your life insurance coverage will terminate and your policy will lapse.

Investment Risk
 	
See The Variable Account, page 20.
	• You should evaluate the policy's long-term investment potential and risks before purchasing a policy.
	• For amounts you allocate to the subaccounts of the variable account:
	  ▷ Your values will fluctuate with the markets, interest rates and the performance of the underlying funds;
	  ▷ You assume the risk that your values may decline or not perform to your expectations;
	  ▷ Your policy could lapse without value or you may be required to pay additional premium because of poor fund performance;
	  ▷ Each fund has various investment risks, and some funds are riskier than others;
	  ▷ There is no assurance that any of the funds will achieve its stated investment objective; and
	  ▷ You should read each fund's prospectus and understand the risks associated with the fund before allocating your premiums to its corresponding subaccount.
	• For amounts you allocate to the fixed account:
	  ▷ Interest rates we declare will change over time; and
	  ▷ You assume the risk that interest rates may decline, although never below the guaranteed minimum interest rate of 3.00%.

Exchanges **See *Purchasing a Policy*, page 22.**	• Replacing your existing life insurance policy(ies) with the policy described in this prospectus may not be beneficial to you. • Before purchasing a policy, determine whether your existing policy(ies) will be subject to fees or penalties upon surrender or cancellation. • Also compare the fees, charges, coverage provisions and limitations, if any, of your existing policy(ies) with those of the policy described in this prospectus.

Taxation
 	
See TAX CONSIDERATIONS, page 53.
	• Under current federal income tax law, death benefits of life insurance policies generally are not subject to income tax. In order for this treatment to apply, the policy must qualify as a life insurance contract. We believe it is reasonable to conclude that the policy will qualify as a life insurance contract.
	• Assuming the policy qualifies as a life insurance contract under current federal income tax law, your policy earnings are generally not subject to income tax as long as they remain within your policy. However depending on circumstances, the following events may have tax consequences for you:
	  ▷ Reduction in the amount of your insurance coverage ▷ Partial withdrawals
	  ▷ Loans ▷ Surrender
	  ▷ Lapse ▷ Reinstatement
	• In addition, if your policy is a modified endowment contract, a partial withdrawal, surrender or a loan against or secured by the policy will cause income taxation to the extent of any gain in the policy. A penalty tax may be imposed on a distribution from a modified endowment contract as well.
	• There is always the possibility that the tax treatment of the policy could be changed by legislation or otherwise. You should consult a qualified tax adviser with respect to legislative developments and their effect on the policy.
	• **Consult with a qualified legal or tax adviser before you purchase a policy.**

Sales Compensation **See *Distribution* of the Policies, page 66.**	• We pay compensation to broker/dealers who sell the policy. • Broker/dealers may be able to choose to receive compensation under various payment options, but their choice will not affect the fees and charges you will pay for the policy. • We generally pay more compensation for base insurance coverage than for coverage under the Term Insurance Rider. Discuss with your agent/registered representative the right blend of base coverage and Term Insurance Rider coverage for you.
Other Products	• We and our affiliates offer other insurance products which may have different features, benefits, fees and charges. These other products may better match your needs. • Contact your agent/registered representative if you would like information about these other products.

Fees and Charges

The following tables describe the fees and charges you will pay when buying, owning and surrendering the policy.

Transaction Fees and Charges The following table describes the fees and charges you will pay at the time you buy the policy, make a partial withdrawal, surrender the policy, transfer your policy value between investment options or make certain other transactions. **See Transaction Fees and Charges, page 26.**

Charge	When Deducted	Amount Deducted
Premium Expense Charge	• Deducted when you make a premium payment.	• 5.00% of each premium payment.
Partial Withdrawal Fee	• Deducted when you take a partial withdrawal.	• $25 - maximum. • $10 - current.
Surrender Charge[1]	• Deducted when you surrender or lapse your policy during the first ten policy years (or ten years from an increase in your insurance coverage.)	• Maximum rates - $50.50 per $1,000 of insurance coverage. • Minimum rates - $5.30 per $1,000 of insurance coverage. • Rates for a representative insured person - $22.14 per $1,000 of insurance coverage. The representative insured person is a male, age 40 in the preferred no tobacco risk.
Transfer Charge	• Deducted each time you make a transfer between investment options.	• $25 - maximum. • $0 - current.
Excess Illustration Fee	• Deducted each time you request an illustration after the first each policy year.	• $50 - maximum. • $0 - current.
Excess Annual Policy Report Fee	• Deducted each time you request an annual policy report after the first each policy year.	• $50 - maximum. • $0 - current.
Accelerated Death Benefit Rider Charge	• On the date the acceleration request is processed.	• $300 per acceleration request.

[1] The rates shown are for the first segment year. The surrender charge rates that apply to you depend on the insured person's gender, age and risk class. The rates for the representative insured person listed above may be more or less than you will pay, and you should contact your agent/registered representative for information about the rates that apply to you. The surrender charge decreases uniformly each month to zero at the end of the tenth year. For any requested increase in your insurance coverage, the surrender charge begins at zero and increases uniformly each month to the maximum after three years and then reduces uniformly each month to zero at the end of the tenth segment year.

Periodic Fees and Charges The following table describes the fees and charges you will pay each month on the monthly processing date, not including fund fees and expenses. **See Periodic Fees and Charges, page 28; and Loan Interest, page 45.**

Charge	When Deducted	Amount Deducted
Cost of Insurance Charge[2]	• On the monthly processing date.	• Maximum Rates per $1,000 of insurance coverage - ▷ $16.35 - guaranteed. ▷ $3.94 - current. • Minimum Rates per $1,000 of insurance coverage - ▷ $0.06 - guaranteed. ▷ $0.05 - current. • Rates for a representative insured person per $1,000 of insurance coverage - ▷ $0.20 - guaranteed. ▷ $0.08 - current. ▷ The representative insured person is a male, age 40 in the preferred no tobacco risk class with an amount of insurance coverage in effect between $100,000 and $499,999.
Administrative Charge	• On the monthly processing date.	• $12.00 - guaranteed. • $8.25 - current.
Monthly Amount Charge[2]	• On the monthly processing date during the first ten policy years (or for ten years following an increase in your insurance coverage).	• Maximum rates - $3.33 per $1,000 of insurance coverage. • Minimum rates - $0.01 per $1,000 of insurance coverage. • Rates for a representative insured person - $0.19 per $1,000 of insurance coverage. The representative insured person is a male, age 40 in the preferred no tobacco risk class with an amount of insurance coverage in effect between $100,000 and $499,999.
Mortality & Expense Risk Charge[3]	• On the monthly processing date.	• 0.05% (0.60% annually) of variable account value (after the other monthly fees and charges) are deducted) - guaranteed. • 0.03% (0.35% annually) of variable account value (after the other monthly fees and charges) are deducted) - current.
Loan Interest Charge	• Payable in advance at the time you take a loan and each policy year thereafter.	• 4.76% annually of the amount held in the loan account for non-preferred loans. • 2.91% (guaranteed not to exceed 3.38%) annually of the amount held in the loan account for preferred loans.

[2]   The minimum and maximum rates shown are for an insured person in the standard risk class. All rates shown are for the first policy year. The rates have been rounded to the nearest penny. Consequently, the actual rates are either more or less than these rounded rates. The cost of insurance rates and the monthly amount charges that apply to you depend on the amount of your insurance coverage and the insured person's age at issue and age on the effective date of an increase in your insurance coverage, gender and risk class and the cost of insurance rates generally increase each year after the first segment year. Separate cost of insurance rates apply to each segment of your insurance coverage. A segment or coverage segment is a block of insurance coverage. The rates for the representative insured person listed above may be more or less than you will pay, and you should contact your agent/registered representative for information about the rates that apply to you. The guaranteed maximum cost of insurance rate for an insured person in the substandard risk class is $83.33 per $1,000 of insurance coverage.

[3]   The current monthly mortality and expense risk charge rate is rounded the nearest one hundredth of one percent. See Mortality and Expense Risk Charge, page 29 for the monthly rate without rounding.

Optional Rider Fees and Charges The following table describes the charges you will pay if you elect any of the optional rider benefits. **See Rider Fees and Charges, page 29.**

Rider	When Deducted	Amount Deducted
Accidental Death Benefit Rider[4]	• On the monthly processing date.	• Maximum Rates - $0.17 per $1,000 of rider benefit. • Minimum Rates - $0.07 per $1,000 of rider benefit. • Rates for a representative insured person - $0.07 per $1,000 of rider benefit. The representative insured person is a male, age 40 in the preferred no tobacco risk class.

Additional Insured Rider[4]	• On the monthly processing date.	• Maximum Rates per $1,000 of rider benefit:
		  ▷ $7.58 - guaranteed.
		  ▷ $4.28 - current.
		• Minimum Rates per $1,000 of rider benefit:
		  ▷ $0.06 - current.
		  ▷ $0.08 - guaranteed.
		• Rates for a representative additional insured person per $1,000 of rider benefit:
		  ▷ $0.13 - guaranteed.
		  ▷ $0.09 - current.
		  ▷ The representative additional insured person is a female age 35 in the preferred no tobacco risk class.

Children's Insurance Rider	• On the monthly processing date.	• $0.62 per $1,000 of rider benefit.

Term Insurance Rider[4]	• On the monthly processing date to age 100.	• Maximum Rates per $1,000 of rider benefit -
		  ▷ $7.58 - guaranteed.
		  ▷ $4.26 - current.
		• Minimum Rates per $1,000 of rider benefit -
		  ▷ $0.08 - guaranteed.
		  ▷ $0.05 - current.
		• Rates for a representative insured person per $1,000 of rider benefit -
		  ▷ $0.20 - guaranteed.
		  ▷ $0.12 - current.
		  ▷ The representative insured person is a male, age 40 in the preferred no tobacco risk class.

Waiver of Monthly Deduction Rider[4]	• On the monthly processing date.	• Maximum Rates - $0.48 per $1 of the periodic fees and charges due each month. • Minimum Rates - $0.04 per $1 of the periodic fees and charges due each month. • Rates for a representative insured person - $0.06 per $1 of the periodic fees and charges due each month. The representative insured person is a male, age 40.

Optional Rider Fees and Charges, continued.

Rider	When Deducted	Amount Deducted
Waiver of Specified Premium Rider[4]	• On the monthly processing date.	• Maximum Rates - $0.16 per $1 of the specified amount of premium. • Minimum Rates - $0.03 per $1 of the specified amount of premium. • Rates for a Representative insured person - $0.04 per $1 of the specified amount of premium. These rates are for a male, age 40.

[4]   The rates shown are for the first policy year. Some rates have been rounded to the nearest penny, and consequently the actual rates may be either more or less than these rounded rates. The rates for these riders depend on the insured person's age at issue, gender and risk class (where applicable) and generally increase each year after the first policy year. The rates for the representative insured person listed above may be more or less than you will pay, and you should contact your agent/registered representative for information about the rates that apply to you.

Fund Fees and Expenses The following table shows the minimum and maximum fund fees and expenses that you may pay during the time you own the policy. These may change from year to year. You should review the Fund Expense Table which begins on the following page and the fund prospectuses for details about the fees and charges specific to a particular fund.

Annual Fund Expenses (expenses deducted from fund assets)

	Minimum	Maximum
Total Gross Annual Fund Expenses[5]	0.27%	1.74%
Total Net Annual Fund Expenses[5, 6]	0.27%	1.50%

[5]   Total Gross Annual Fund Expenses include management fees, distribution (12b-1) fees and other expenses.

[6]   The Total Net Annual Fund Expense figures include management fees, distribution (12b-1) fees and other expenses but also take into account contractual arrangements that require reimbursement or waiver of certain fund fees and expenses at least through May 1, 2006. Out of all of the funds available through the policy, 24 have contractual arrangements to reimburse or waive certain fees and expenses through this period. Generally, these arrangements provide that fees and expenses will be reimbursed or waived above a certain level for a specific period of time. See the **Fund Expense Table** which begins on the following page for more detailed information about these contractual arrangements. The minimum and maximum Total Net Annual Fund Expenses shown take into account all of the available funds, not just those with contractual arrangements.

Fund Expense Table.[1] The following table shows the investment advisory fees and other expenses charged annually by each fund. Fund fees are one of the factors that impact the value of a fund share. To learn about additional factors, please see the fund prospectuses. **See also Fund Fees and Expenses, page 30.** The following figures are a percentage of the average net assets of each fund as of December 31, 2004.

Fund Name	Management Fees	Distribution (12b-1) Fees	Other Expenses	Total Gross Annual Fund Expenses	Fees and Expenses Waived or Reimbursed	Total Net Annual Fund Expenses
American Funds Insurance Series - Growth Fund (Class 2)	0.35%	0.25%	0.01%	0.61%	--	0.61%
American Funds Insurance Series - Growth-Income Fund (Class 2)	0.29%	0.25%	0.02%	0.56%	--	0.56%
American Funds Insurance Series - International Fund (Class 2)	0.54%	0.25%	0.05%	0.84%	--	0.84%
Fidelity® VIP *Contrafund*® Portfolio (Initial Class)	0.57%	--	0.11%	0.68%	--	0.68%
Fidelity® VIP Equity-Income Portfolio (Initial Class)	0.47%	--	0.11%	0.58%	--	0.58%
Fidelity® VIP Growth Portfolio (Initial Class)	0.58%	--	0.10%	0.68%	--	0.68%
Fidelity® VIP High Income Portfolio (Initial Class)	0.58%	--	0.13%	0.71%	--	0.71%
Fidelity® VIP Investment Grade Bond Portfolio (Initial Class)	0.43%	--	0.13%	0.56%	--	0.56%
ING AIM Mid Cap Growth Portfolio (Class S) [2, 3]	0.66%	--	0.26%	0.92%	--	0.92%
ING Alliance Mid-Cap Growth Portfolio (Class I) [4, 5]	0.77%	--	0.01%	0.78%	--	0.78%
ING Evergreen Health Sciences Portfolio (Class S) [2]	0.75%	--	0.25%	1.00%	--	1.00%
ING Evergreen Omega Portfolio (Class I) [4]	0.60%	--	--	0.60%	--	0.60%
ING FMR[SM] Earnings Growth Portfolio (Class I) [6, 7]	0.62%	--	0.15%	0.77%	0.02%	0.75%
ING Global Resources Portfolio (Class I) [8]	0.66%	--	0.01%	0.67%	--	0.67%
ING JP Morgan Small Cap Equity Portfolio (Class I) [4, 5, 9]	0.90%	--	--	0.90%	0.03%	0.87%
ING JP Morgan Value Opportunities Portfolio (Class I) [6, 7]	0.40%	--	0.15%	0.55%	0.02%	0.53%
ING Julius Baer Foreign Portfolio (Class I) [8]	0.96%	--	--	0.96%	--	0.96%
ING Legg Mason Value Portfolio (Class I) [5, 8]	0.80%	--	0.01%	0.81%	--	0.81%
ING Limited Maturity Bond Portfolio (Class S) [2]	0.28%	--	0.25%	0.53%	--	0.53%
ING Liquid Assets Portfolio (Class I) [8]	0.27%	--	0.02%	0.29%	--	0.29%
ING MFS Mid Cap Growth Portfolio (Class I) [5, 8, 10]	0.64%	--	--	0.64%	--	0.64%
ING MFS Total Return Portfolio (Class I) [5, 8]	0.64%	--	--	0.64%	--	0.64%

Fund Name	Management Fees	Distribution (12b-1) Fees	Other Expenses	Total Gross Annual Fund Expenses	Fees and Expenses Waived or Reimbursed	Total Net Annual Fund Expenses
ING MFS Utilities Portfolio (Class S) [11, 12]	0.60%	--	0.40%	1.00%	--	1.00%
ING Marsico Growth Portfolio (Class I) [5, 8]	0.77%	--	0.01%	0.78%	--	0.78%
ING Marsico International Opportunities Portfolio (Class I) [6, 7]	0.54%	--	0.17%	0.71%	0.03%	0.68%
ING Mercury Focus Value Portfolio (Class I) [8, 9]	0.80%	--	--	0.80%	0.05%	0.75%
ING Mercury Large Cap Growth Portfolio (Class S) [2, 13]	0.80%	--	0.25%	1.05%	0.05%	1.00%
ING Oppenheimer Main Street Portfolio® (Class I) [5, 8]	0.64%	--	--	0.64%	--	0.64%
ING Pioneer Fund Portfolio (Class S) [14]	0.75%	--	0.26%	1.01%	--	1.01%
ING Pioneer Mid Cap Value Portfolio (Class I) [15]	0.75%	--	0.01%	0.76%	--	0.76%
ING Salomon Brothers Investors Portfolio (Class I) [8]	0.74%	--	0.01%	0.75%	--	0.75%
ING Stock Index Portfolio (Class I) [8]	0.27%	--	--	0.27%	--	0.27%
ING T. Rowe Price Capital Appreciation Portfolio (Class I) [5, 8]	0.66%	--	0.01%	0.67%	--	0.67%
ING T. Rowe Price Equity Income Portfolio (Class I) [5, 8]	0.66%	--	0.01%	0.67%	--	0.67%
ING UBS U.S. Allocation Portfolio (Class S) [2, 13]	0.75%	--	0.26%	1.01%	0.02%	0.99%
ING Van Kampen Equity Growth Portfolio (Class I) [8]	0.65%	--	--	0.65%	--	0.65%
ING Van Kampen Growth and Income Portfolio (Class S) [2, 3]	0.66%	--	0.26%	0.92%	--	0.92%
ING American Century Large Company Value Portfolio (Initial Class)	0.80%	--	0.20%	1.00%	--	1.00%
ING American Century Select Portfolio (Initial Class) [16]	0.64%	--	0.02%	0.66%	--	0.66%
ING American Century Small Cap Value Portfolio (Initial Class) [17]	1.00%	--	0.40%	1.40%	0.10%	1.30%
ING Baron Small Cap Growth Portfolio (Initial Class) [17]	0.85%	--	0.40%	1.25%	0.05%	1.20%
ING Fundamental Research Portfolio (Initial Class)	0.60%	--	0.20%	0.80%	--	0.80%
ING JP Morgan Mid Cap Value Portfolio (Initial Class)	0.75%	--	0.35%	1.10%	--	1.10%
ING Oppenheimer Global Portfolio (Initial Class) [16]	0.60%	--	0.06%	0.66%	--	0.66%
ING Oppenheimer Strategic Income Portfolio (Service Class) [18]	0.50%	--	0.29%	0.79%	0.04%	0.75%
ING PIMCO Total Return Portfolio (Initial Class)	0.50%	--	0.35%	0.85%	--	0.85%

Fund Name	Management Fees	Distribution (12b-1) Fees	Other Expenses	Total Gross Annual Fund Expenses	Fees and Expenses Waived or Reimbursed	Total Net Annual Fund Expenses
ING Salomon Brothers Aggressive Growth Portfolio (Initial Class)	0.70%	--	0.12%	0.82%	--	0.82%
ING T. Rowe Price Diversified Mid Cap Growth Portfolio (Initial Class) [16]	0.64%	--	0.02%	0.66%	--	0.66%
ING UBS U.S. Large Cap Equity Portfolio (Initial Class)	0.70%	--	0.15%	0.85%	--	0.85%
ING Van Kampen Comstock Portfolio (Initial Class) [17]	0.60%	--	0.35%	0.95%	0.07%	0.88%
ING Van Kampen Equity and Income Portfolio (Initial Class) [16]	0.55%	--	0.02%	0.57%	--	0.57%
ING VP Intermediate Bond Portfolio (Class I) [19]	0.40%	--	0.08%	0.48%	--	0.48%
ING VP Strategic Allocation Balanced Portfolio (Class I) [19, 20]	0.60%	--	0.10%	0.70%	--	0.70%
ING VP Strategic Allocation Growth Portfolio (Class I) [19, 20]	0.60%	--	0.10%	0.70%	--	0.70%
ING VP Strategic Allocation Income Portfolio (Class I) [19, 20]	0.60%	--	0.10%	0.70%	0.05%	0.65%
ING VP Index Plus LargeCap Portfolio (Class I) [19, 20]	0.35%	--	0.09%	0.44%	--	0.44%
ING VP Index Plus MidCap Portfolio (Class I) [19, 20]	0.40%	--	0.09%	0.49%	--	0.49%
ING VP Index Plus SmallCap Portfolio (Class I) [19, 20]	0.40%	--	0.09%	0.49%	--	0.49%
ING VP High Yield Bond Portfolio (Class I) [21, 22]	0.63%	--	0.25%	0.88%	0.07%	0.81%
ING VP Real Estate Portfolio (Class S) [23, 24]	0.80%	--	0.70%	1.50%	0.20%	1.30%
ING VP SmallCap Opportunities Portfolio (Class I) [21, 22]	0.75%	--	0.19%	0.94%	0.04%	0.90%
Neuberger Berman AMT Growth Portfolio (Class I) [25]	0.85%	--	0.11%	0.96%	--	0.96%
Neuberger Berman AMT Limited Maturity Bond Portfolio (Class I) [25]	0.65%	--	0.08%	0.73%	--	0.73%
Neuberger Berman AMT Socially Responsive Portfolio (Class I) [25, 26]	0.85%	--	0.89%	1.74%	0.24%	1.50%

1   The company or its U.S. affiliates receives varying levels of revenue from each of the funds available through the policy. **See Fund Fees and Expenses on page 30 for additional information**.

2   The amounts shown are estimated operating expenses for Class S shares of each Portfolio as a ratio of expenses to average daily net assets based on each Portfolio's actual operating expenses for Class S shares for its most recently completed fiscal year, as adjusted for contractual changes, if any, and fee waivers to which Directed Services, Inc. (DSI) as adviser to each Portfolio, has agreed for each Portfolio for the current fiscal year. Other Expenses for each Portfolio include a Shareholder Services fee of 0.25%. Through a "bundled fee" arrangement, DSI, the Trust's manager, is paid a single fee for advisory, administrative, custodial, transfer agency, auditing and legal services necessary for the ordinary operation of the Portfolios. The Portfolios would also bear any extraordinary expenses.

3   A portion of the brokerage commissions that the ING AIM Mid Cap Growth and ING Van Kampen Growth and Income Portfolios pay is used to reduce each Portfolio's expenses. Including these reductions, the Total Annual Fund Operating Expenses for each Portfolio for the year ended December 31, 2004 would have been 0.87% and 0.90%, respectively. This arrangement may be discontinued at any time.

4   The amounts shown are estimated operating expenses for Class I shares of each Portfolio as a ratio of expenses to average daily net assets. Because the Class I shares for these Portfolios had not commenced operations as of December 31, 2004, expenses are based on each Portfolio's actual operating expenses for Class S shares, as adjusted for contractual changes, if any, and fee waivers to which Directed Services, Inc. (DSI), as adviser to each Portfolio, has agreed. Through a "bundled fee" arrangement, DSI, the Trust's manager, is paid a single fee for advisory, administrative, custodial, transfer agency, auditing and legal services necessary for the ordinary operation of the Portfolio. The Portfolios would also bear any extraordinary expenses.

5   A portion of the brokerage commissions that the ING Alliance Mid Cap Growth, ING JP Morgan Small Cap Equity, ING Legg Mason Value, ING MFS Mid Cap Growth, ING MFS Total Return, ING Marsico Growth, ING Oppenheimer Main Street, ING T. Rowe Price Capital Appreciation, ING T. Rowe Price Equity Income Portfolios pay is used to reduce each Portfolio's expenses. Including those reductions and the MFS Voluntary Management fee waiver, the Total Annual Fund Operating Expenses for each Portfolio for the year ended December 31, 2004 would have been 0.74%, 0.90%, 0.81%, 0.62%, 0.63%, 0.75%, 0.60%, 0.65%, and 0.66%, respectively. This arrangement may be discontinued at any time.

6   The amounts shown are estimated operating expenses for Class I shares of each Portfolio as a ratio of expenses to average daily net assets. Operating expenses for these Portfolios are estimated as they had not commenced operations as of December 31, 2004. Pursuant to its administration agreement with the Trust, ING Funds Services, LLC may receive an annual administration fee equal to 0.10% of average daily net assets for each Portfolio. Other Expenses for each Portfolio are estimated because it did not have a full calendar year of operations as of December 31, 2004 (the Portfolios' fiscal year end).

7   Directed Services, Inc. (DSI), the adviser, has entered into a written expense limitation agreement with respect to ING FMR[SM] Earnings Growth, ING JP Morgan Value Opportunities and ING Marsico International Opportunities, under which it will limit expenses of these Portfolios, excluding taxes, brokerage and extraordinary expenses, subject to possible recoupment by DSI within three years. The amount of these Portfolios' expenses that are proposed to be waived or reimbursed in the ensuing fiscal year is shown under the heading Fees and Expenses Waived or Reimbursed. The expense limitation agreement will continue through at least May 1, 2006. For further information regarding the expense limitation agreements, see the Fund's prospectus.

8   The amounts shown are estimated operating expenses for Class I shares of each Portfolio as a ratio of expenses to average daily net assets. These estimates are based on each Portfolio's actual operating expenses for Class I shares for its most recently completed fiscal year, as adjusted for contractual changes, if any, and fee waivers to which DSI, as adviser to each Portfolio, has agreed for each Portfolio for the current fiscal year. Through a "bundled fee" arrangement, DSI, the Trust's manager, is paid a single fee for advisory, administrative, custodial, transfer agency, auditing and legal services necessary for the ordinary operation of the Portfolio. The Portfolios would also bear any extraordinary expenses.

9   Directed Services, Inc. (DSI), the adviser, has contractually agreed to waive a portion of the management fee for the Portfolio. Based upon net assets as of December 31, 2004, the management fee waiver for each Portfolio would equal 0.03% for ING JP Morgan Small Cap Equity Portfolio and 0.05% for ING Mercury Focus Value Portfolio. This expense waiver will continue through at least May 1, 2006. There is no guarantee that this waiver will continue after this date. This agreement will only renew if DSI elects to renew it.

10   Directed Services, Inc. (DSI) has voluntarily agreed to waive a portion of its management fee for ING MFS Mid Cap Growth Portfolio. Including this waiver, the Net Annual Fund Operating Expenses for the Portfolio for the year ended December 31, 2004 would have been 0.62%. This arrangement may be discontinued by DSI at any time.

11   The amounts shown are estimated operating expenses for Class S shares of each Portfolio as a ratio of expenses to average daily net assets. Operating expenses for each Portfolio are estimated as they had not commenced operations as of December 31, 2004. Other Expenses for each Portfolio include a Shareholder Services fee of 0.25%. Pursuant to its administration agreement with the Trust, ING Funds Services, LLC may receive an annual administration fee equal to 0.10% of average daily net assets for this Portfolio. Other Expenses for each Portfolio are estimated because the Portfolio did not have a full calendar year of operations as of December 31, 2004 (the Portfolio's fiscal year end).

12   Directed Services, Inc. (DSI), the adviser, has entered into a written expense limitation agreement with respect to this Portfolio under which it will limit expenses of this Portfolio, excluding taxes, brokerage and extraordinary expenses, subject to possible recoupment by DSI within three years. The amount of this Portfolio's expenses that are proposed to be waived or reimbursed in the ensuing fiscal year is shown under the heading Fees and Expenses Waived or Reimbursed. The expense limitation agreement will continue through at least May 1, 2006. For further information regarding the expense limitation agreement, see the Fund's prospectus.

13   Directed Services, Inc. (DSI), the adviser, has contractually agreed to waive a portion of the management fee for the Portfolio. Based upon net assets as of December 31, 2004, the management fee waiver for each Portfolio would equal 0.05% for ING Mercury Large Cap Growth Portfolio and 0.02% for ING UBS U.S. Allocation Portfolio. This expense waiver will continue through at least May 1, 2006. There is no guarantee that this waiver will continue after this date. This agreement will only renew if DSI elects to renew it.

14   The amounts shown are estimated operating expenses for Class S shares of the Portfolio as a ratio of expenses to average daily net assets. Operating expenses for the Portfolio are estimated as it had not commenced operations as of December 31, 2004. Other Expenses for the Portfolio include a Shareholder Services fee of 0.25%. Through a "bundled fee" arrangement, DSI, the Trust's manager, is paid a single fee for advisory, administrative, custodial, transfer agency, auditing and legal services necessary for the ordinary operation of the Portfolio. The Portfolio would also bear any extraordinary expenses. Other Expenses for the Portfolio are estimated because the Portfolio did not have a full calendar year of operations as of December 31, 2004 (the Portfolio's fiscal year end).

15   The amounts shown are estimated operating expenses for Class I shares of each Portfolio as a ratio of expenses to average daily net assets. Operating expenses for these Portfolios are estimated as they had not commenced operations as of December 31, 2004. Through a "bundled fee" arrangement, Directed Services, Inc. (DSI), the Trust's manager, is paid a single fee for advisory, administrative, custodial, transfer agency, auditing and legal services necessary for the ordinary operation of the Portfolio. The Portfolios would also bear any extraordinary expenses. Other Expenses for each Portfolio are estimated because it did not have a full calendar year of operations as of December 31, 2004 (the Portfolios' fiscal year end).

16   Effective December 1, 2004, Management (Advisory) Fees were restated to reflect a decrease as follows: from 0.80% to 0.64% for ING American Century Select Portfolio; from 0.85% to 0.64% for ING T. Rowe Price Diversified Mid Cap Growth Portfolio; and from 0.85% to 0.55% for ING Van Kampen Equity and Income Portfolio. Effective December 1, 2004, the administrative fees (included in Other Expenses) were restated to reflect an increase/decrease as follows: from 0.20% to 0.02% for ING American Century Select Portfolio, ING T. Rowe Price Diversified Mid Cap Growth Portfolio and ING Van Kampen Equity and Income Portfolio and from 0.60% to 0.06% for ING Oppenheimer Global Portfolio.

17   The Administrator of the Fund has contractually agreed to waive all or a portion of its administrative services fees and/or reimburse administrative expenses for ING American Century Small Cap Value, ING Baron Small Cap Growth, and ING Van Kampen Comstock Portfolios so that the Net Annual Fund Operating Expenses for these Portfolios shall not exceed 1.30%, 1.20%, and 0.88%, respectively, through May 1, 2006. Without this waiver, the Net Annual Fund Operating Expenses would be 1.40% for ING American Century Small Cap Value, 1.25% for ING Baron Small Cap Growth and 0.95% for ING Van Kampen Comstock Portfolios.

18   Based on estimated expenses for the current fiscal year. Other Expenses include a Shareholder Services fee of 0.25%. The Distributor of the Fund has contractually agreed to waive all or a portion of its Shareholder Services fee and/or reimburse the Shareholder Services fee for the Portfolio so that Net Annual Fund Operating Expenses do not exceed 0.75% through April 30, 2006. Without this waiver, the Net Annual Fund Operating Expenses would be 0.79%.

19   The amounts shown are estimated operating expenses for Class I shares of each Portfolio as a ratio of expenses to average daily net assets. These estimates are based on each Portfolio's actual operating expenses for its most recently completed fiscal year, adjusted for contractual changes, if any, and fee waivers to which ING Investments, LLC, the investment adviser to each Portfolio, has agreed for each Portfolio. ING Funds Services, LLC receives an annual administrative fee (included in Other Expenses) equal to 0.055% on the first $5 billion of daily net assets and 0.03% thereafter.

20   ING Investments, LLC, the investment adviser to each Portfolio, has entered into written expense limitation agreements with each Portfolio under which it will limit expenses of the Portfolios, excluding interest, brokerage and extraordinary expenses, subject to possible recoupment by ING Investments, LLC within three years. The amount of each Portfolio's expenses waived, reimbursed or recouped during the last fiscal year is shown under the heading Fees and Expenses Waived or Reimbursed. Recoupments are shown as negative numbers under Fees and Expenses Waived or Reimbursed. The expense limits will continue through at least May 1, 2006. For further information regarding the expense limitation agreements, see the Fund's prospectus.

21   The amounts shown are the estimated operating expenses for Class I shares of each Portfolio as a ratio of expenses to average daily net assets. These estimates are based on each Portfolio's actual operating expenses for its most recently completed fiscal year, as adjusted for contractual changes, if any, and fee waivers to which ING Investments, LLC, the investment adviser to each Portfolio, has agreed for each Portfolio for the current fiscal year.

22   ING Funds Services, LLC receives an annual administration fee (included in Other Expenses) equal to 0.10% of each Portfolio's average daily net assets. ING Investments, LLC has entered into a written expense limitation agreement with ING Variable Products Trust under which it will limit expenses of the Portfolios, excluding interest, taxes, brokerage and extraordinary expenses, subject to possible recoupment by ING Investments, LLC within three years. The amount of each Portfolio's expenses waived, reimbursed or recouped during the last fiscal year by ING Investments, LLC is shown under the heading Fees and Expenses Waived or Reimbursed. For each Portfolio, the expense limits will continue through at least May 1, 2006. For further information regarding the expense limitation agreements, see the Fund's prospectus.

23   The amounts shown are the estimated operating expenses for Class S shares based on the Portfolio's actual operating expenses for Class I shares, as adjusted for contractual changes, if any, and fee waivers to which ING Investments, LLC, the investment adviser to the Portfolio, has agreed for the Portfolio. Since the Portfolio has not had a full year of operations, expenses are based on estimated amounts for the current fiscal year. The estimated operating expenses for the Class S shares are based on a ratio of expenses to average daily net assets.

24   Other Expenses include a Shareholder Services Fee of 0.25%. ING Funds Services, LLC receives an annual administration fee (included in Other Expenses) equal to 0.10% of the Portfolio's average daily net assets. ING Investments, LLC has entered into a written expense limitation agreement with ING Variable Products Trust under which it will limit expenses of the Portfolio, excluding interest, taxes, brokerage and extraordinary expenses, subject to possible recoupment by ING Investments, LLC within three years. The amount of the Portfolio's expenses waived, reimbursed or recouped during the last fiscal year by ING Investments, LLC is shown under the heading Fees and Expenses Waived or Reimbursed. The amount of expenses proposed to be waived during the current fiscal year is shown under the heading Fees and Expenses Waived or Reimbursed. The expense limits will continue through at least May 1, 2006. For further information regarding the expense limitation agreement, see the Fund's prospectus.

25   Neuberger Berman Management Inc. ("NBMI") has undertaken through December 31, 2008 to waive fees and/or reimburse certain operating expenses, including the compensation of NBMI (except with respect to Growth and Limited Maturity Bond Portfolios) and excluding taxes, interest, extraordinary expenses, brokerage commissions and transaction costs, that exceed, in the aggregate, 1% of the Growth and Limited Bond Portfolio's average daily net asset value; and 1.50% of the average daily net asset value of the Socially Responsive Portfolio. The expense limitation arrangements for the Portfolios are contractual and any excess expenses can be repaid to NBMI within three years of the year incurred, provided such recoupment would not cause a Portfolio to exceed its respective limitation.

26   NBMI has voluntarily committed to waive fees and/or reimburse expenses for an additional 0.20% of the average daily net asset value of the Socially Responsive Portfolio to maintain the Portfolio's net operating expense ratio at 1.30%. NBMI can, at its sole discretion, on at least 30 days' notice terminate this voluntary waiver and/or reimbursement commitment.

How the Policy Works



Your Premium
You make a premium payment.

We deduct from each premium payment:
- Premium Expense Charge.

Net Premium
We allocate the net premium to the investment options you choose.

Fixed Account
Amounts you allocate are held in our general account and earn a fixed rate of interest.

Variable Account
Amounts you allocate are held in subaccounts of the variable account. The subaccounts invest in the funds.

The funds deduct:
- Investment management fees.
- Other expenses.

Policy Value
Your policy value equals the sum of your fixed account, variable account and loan account values.

We deduct transaction fees and charges from your policy value:
- Partial Withdrawal Fee.
- Surrender Charge.
- Transfer Charge.
- Excess Illustration Fee.
- Excess Annual Report Fee.

Loan Account
Amount set aside as collateral for policy loans.

We deduct periodic fees and charges from your policy value:
- Cost of Insurance Charge.
- Administrative Charge.
- Monthly Amount Charge.
- Mortality and Expense Risk Charge.

Interest Credited
We credit interest on the amount held in the loan account.

Interest Charged
We charge interest on your loan amount.

We deduct fees and charges from your policy value for the optional rider benefits you select.

THE COMPANY, THE FIXED ACCOUNT
AND THE VARIABLE ACCOUNT

ReliaStar Life Insurance Company

We are a stock life insurance company organized in 1885 and incorporated under the laws of the State of Minnesota. We are admitted to do business in the District of Columbia and all states except New York. Our headquarters is at 20 Washington Avenue South, Minneapolis, Minnesota 55401.

We are a wholly owned indirect subsidiary of ING Groep N.V. ("ING"), a global financial institution active in the fields of insurance, banking and asset management. ING is headquartered in Amsterdam, The Netherlands.

We are also a charter member of the Insurance Marketplace Standards Association ("IMSA"). Companies that belong to IMSA subscribe to a rigorous set of standards that cover the various aspects of sales and service for individually sold life insurance and annuities. IMSA members have adopted policies and procedures that demonstrate a commitment to honesty, fairness and integrity in all customer contacts involving sales and service of individual life insurance and annuity products.

The Investment Options

You may allocate your premium payments to any of the available investment options. These options include the fixed account and subaccounts of the variable account. The investment performance of a policy depends on the performance of the investment options you choose.

The Fixed Account

You may allocate all or a part of your net premium and transfer your policy value into the fixed account. We declare the interest rate that applies to all amounts in the fixed account. This interest rate is never less than 3.00%. Interest compounds daily at an effective annual rate that equals the declared rate. We credit interest to the fixed account on a daily basis. We pay interest regardless of the actual investment performance of our general account. We bear all of the investment risk for the fixed account.

Your fixed account value equals the net premium you allocate to the fixed account, plus interest earned, minus amounts you transfer out or withdraw. It may be reduced by fees and charges assessed against your policy value.

The fixed account guarantees principal and is part of our general account. The general account supports our non-variable insurance and annuity obligations. We have not registered interests in the fixed account under the Securities Act of 1933, as amended ("1933 Act"). Also, we have not registered the fixed account or the general account as an investment company under the Investment Company Act of 1940, as amended ("1940 Act") (because of exemptive and exclusionary provisions). This means that the general account, the fixed account and interests in it are generally not subject to regulation under these Acts.

The SEC staff has not reviewed the disclosures in this prospectus relating to the general account and the fixed account. These disclosures, however, may be subject to certain requirements of the federal securities law regarding accuracy and completeness of statements made.

The Variable Account

We established the Select★Life Variable Account (the "variable account") on October 11, 1984, as one of our separate accounts under the laws of the State of Minnesota. It is a unit investment trust, registered with the SEC under the 1940 Act.

We own all of the assets of the variable account and are obligated to pay all amounts due under a policy according to the terms of the policy. Income, gains and losses credited to, or charged against, the variable account reflect the investment experience of the variable account and not the investment experience of our other assets. Additionally, Minnesota law provides that we cannot charge the variable account with liabilities arising out of any other business we may conduct. This means that if we ever became insolvent, the variable account assets will be used first to pay variable account policy claims. Only if variable account assets remain after these claims have been satisfied can these assets be used to pay owners of other policies and creditors.

The variable account is divided into subaccounts. Each subaccount invests in a corresponding fund. When you allocate premium payments to a subaccount, you acquire accumulation units of that subaccount. You do not invest directly in or hold shares of the funds when you allocate premium payments to the subaccounts of the variable account. **See Appendix B to this prospectus for a list of the funds available through the variable account along with information about each fund's investment adviser/subadviser and investment objective. See the Fund Expense Table beginning on page 12 for fund expense information.**

Each fund has its own investment objective and risks. Information about the risks associated with investing in the funds is located in their separate prospectuses. Read the fund prospectuses in conjunction with this prospectus, and retain the prospectuses for future reference.

A fund available through the policy may not be the same as a retail mutual fund with the same or similar name. Accordingly, the management, expenses and performance of a fund is likely to differ from a similarly named retail mutual fund.

Voting Privileges. We invest each subaccount's assets in shares of a corresponding fund. We are the legal owner of the fund shares held in the variable account, and we have the right to vote on certain issues. Among other things, we may vote on issues described in the fund's current prospectus or issues requiring a vote by shareholders under the 1940 Act.

Even though we own the shares, we give you the opportunity to tell us how to vote the number of shares attributable to your policy. We count fractional shares. If you have a voting interest, we send you proxy material and a form on which to give us your voting instructions.

Each fund share has the right to one vote. The votes of all fund shares are cast together on a collective basis, except on issues for which the interests of the funds differ. In these cases, voting is on a fund-by-fund basis.

Examples of issues that require a fund-by-fund vote are changes in the fundamental investment policy of a particular fund or approval of an investment advisory agreement.

We vote the shares in accordance with your instructions at meetings of the fund's shareholders. We vote any fund shares that are not attributable to policies and any fund shares for which the owner does not give us instructions in the same proportion as we vote the shares for which we did receive voting instructions.

We reserve the right to vote fund shares without getting instructions from policy owners if the federal securities laws, regulations or their interpretations change to allow this.

You may instruct us only on matters relating to the funds corresponding to those in which you have invested assets as of the record date set by the fund's Board for the shareholders meeting. We determine the number of fund shares in each subaccount of your policy by dividing your variable account value in that subaccount by the net asset value of one share of the matching fund.

Right to Change the Variable Account. Subject to state and federal law and the rules and regulations thereunder, we may, from time to time, make any of the following changes to our variable account with respect to some or all classes of policies:

- Change the investment objective;
- Offer additional subaccounts which will invest in funds we find appropriate for policies we issue;
- Eliminate subaccounts;
- Combine two or more subaccounts;
- Substitute a new fund for a fund in which a subaccount currently invests. A substitution may become necessary if, in our judgment:
  - ▷ A fund no longer suits the purposes of your policy;
  - ▷ There is a change in laws or regulations;
  - ▷ There is a change in the fund's investment objectives or restrictions;
  - ▷ The fund is no longer available for investment; or
  - ▷ Another reason we deem a substitution is appropriate.
- In the case of a substitution, the new fund may have different fees and charges than the fund it replaced;
- Transfer assets related to your policy class to another separate account;
- Withdraw the variable account from registration under the 1940 Act;
- Operate the variable account as a management investment company under the 1940 Act;
- Cause one or more subaccounts to invest in a fund other than, or in addition to, the funds currently available;
- Stop selling the policy;
- End any employer or plan trustee agreement with us under the agreement's terms;
- Limit or eliminate any voting rights for the variable account;
- Make any changes required by the 1940 Act or its rules or regulations; or
- Close a subaccount to new investments.

We will not make a change until it is effective with the SEC and approved by the appropriate state insurance departments, if necessary. We will notify you of changes. If you wish to transfer the amount you have in the affected subaccount to another subaccount or to the fixed account, you may do so free of charge. Just notify us at our customer service center.

DETAILED INFORMATION ABOUT THE POLICY

This prospectus describes our standard FlexDesign® variable universal life insurance policy. The policy provides death benefits, cash values and other features of traditional life insurance contracts. There may be variations in policy features, benefits and charges because of requirements of the state where we issue your policy. We describe all such differences in your policy.

If you would like to know about state variations, please ask your agent/registered representative. We can provide him/her with the list of variations that will apply to your policy.

Purchasing a Policy

To purchase a policy you must submit an application to us. On that application you will, among other things, select:
- The amount of your insurance coverage (which generally must be at least $25,000);
- Your initial death benefit option;
- The death benefit qualification test to apply to your policy; and
- Any riders or optional benefits.

Additionally, on the application you will provide us with certain health and other necessary information.

On the date coverage under the policy begins (the "policy date"), the person on whose life we issue the policy (the "insured person") generally can be no more than age 85. "Age" under the policy means the insured person's age as of the policy date. From time to time, we may accept an insured person who exceeds our normal maximum age limit. We will not unfairly discriminate in determining the maximum age at issue. All exceptions to our normal limits are dependent upon our ability to obtain acceptable reinsurance coverage for our risk with an older insured.

You may request that we back-date the policy up to six months to allow the insured person to give proof of a younger age for the purposes of your policy.

Important Information About the Term Insurance Rider

It may be to your economic advantage to include all or part of your insurance coverage under the Term Insurance Rider. Working with your agent, consider the following factors when deciding whether to include coverage under the Term Insurance Rider and in what proportion to the total amount of coverage under your policy.

Cost of Insurance and Other Fees and Charges. The cost of insurance rates and other fees and charges affect the value of your policy. The lower the cost of insurance and other fees and charges, the greater the policy's cash value. Accordingly, please be aware that:

- The current cost of insurance rates for coverage under the Term Insurance Rider are generally less than the current cost of insurance rates for coverage under the base policy;
- The guaranteed maximum cost of insurance rates for coverage under the Term Insurance Rider are generally the same as the guaranteed maximum cost of insurance rates for coverage under the base policy; and
- Some policy fees and charges that apply to coverage under the base policy may not apply to coverage under the Term Insurance Rider.

Features and Benefits. Certain features and benefits are limited or unavailable if you have Term Insurance Rider coverage, including:

- Death Benefit Guarantees; and
- Cost of Living Rider Benefits.

Compensation. We generally pay more compensation on premiums paid for coverage under the base policy than we do on premiums paid for coverage under the Term Insurance Rider. See *Distribution of the Policies*, page 67.

With these factors in mind, you should discuss with your agent how the use of the Term Insurance Rider will affect the costs, benefits, features and performance of your policy. You should also review illustrations based on different combinations of base policy and Term Insurance Rider coverage so that you can decide what combination best meets your needs. The foregoing discussion does not contain all of the terms and conditions or limitations of coverage under the base policy or the Term Insurance Rider, and you should read them carefully to fully understand their benefits and limitations. **See also, Term Insurance Rider, page 42.**

Premium Payments

Premium payments are flexible and you may choose the amount and frequency of premium payments, within limits, including:

- We may refuse to accept any premium less than $25;
- You cannot pay additional premiums after age 100;
- We may refuse any premium that would disqualify your policy as life insurance under Section 7702 of the Internal Revenue Code;
- We may refuse any premium that would cause your policy to become a modified endowment contract under Section 7702A of the Internal Revenue Code without your prior written acknowledgement accepting your policy as a modified endowment contract; and
- We may refuse to accept any premium that does not comply with our anti-money laundering program. **See Anti-Money Laundering, page 62.**

After we deduct the premium expense charge from your premium payments, we apply the remaining net premium to your policy as described below.

A premium payment is received by us when it is received at our offices. After you have paid your minimum initial premium, we suggest you send payments directly to us, rather than through your agent/registered representative, to assure the earliest crediting date.

Insurance coverage does not begin until we receive your minimum initial premium. The minimum initial premium is generally equal to at least the minimum premiums for the first three months. The minimum premium is based on monthly rates that vary according to the insured person's gender, risk class and age. Optional rider benefits have their own minimum premium rates. If you authorize premiums to be paid by electronic funds transfer, we will issue a policy upon receipt of the minimum premium for the first month and the required completed electronic funds transfer forms.

Your policy will indicate the minimum premium that applies to you. You are not required to pay the minimum premium, but payment of the minimum premium will keep your policy in force during either the Basic or the Supplemental Death Benefit Guarantee period. **See Death Benefit Guarantees, page 36. Payment of the minimum premium may or may not be enough to keep your policy in force beyond either the Basic or Supplemental Death Benefit Guarantee period.** Additionally, you may need to pay more than the minimum premium to keep the Extended Death Benefit Guarantee in force. **See Death Benefit Guarantees, page 36.**

Premium Payments Affect Your Coverage. During any applicable death benefit guarantee period, the death benefit guarantee lasts only if your cumulative premium payments to the next monthly processing date, minus any partial withdrawals or loans, are at least equal to the sum of minimum premium payments applicable to the guarantee. If they are not and your surrender value is not enough to pay the periodic fees and charges, when due, then your policy will enter the 61-day grace period and you must make a sufficient premium payment to avoid lapse. **See Lapse, page 52.**

Allocation of Net Premium. Until your initial net premium is allocated as described below, we hold premiums in a general suspense account. Premiums held in this suspense account do not earn interest.

We apply the initial net premium to your policy after all of the following conditions have been met:
- We receive the required initial minimum premium;
- All issue requirements have been received by our customer service center; and
- We approve your policy for issue.

We allocate your initial net premium in the subaccount which invests in the ING Liquid Assets Portfolio on the valuation date next following your policy date. We later transfer the amount held in this subaccount to the fixed account and your selected subaccounts, based on your most recent premium allocation instructions. This transfer will generally occur on the sixteenth day following your policy date.

All net premiums we receive after this period are allocated to your policy on the valuation date of receipt. We will use your most recent premium allocation instructions specified in whole percentages totaling 100%.

Free Look Period

You have the right to examine your policy and return it to us (for any reason) within the period shown in the policy. The period during which you have this right is called the free look period and starts on the date you receive your policy. If you return your policy to us within the free look period, we cancel it as of your policy date.

If you cancel your policy during the free look period you will receive a refund as determined by state law. Generally, there are two types of free look refunds:
* Some states require a return of all premium we have received; and
* Other states require a return of all premium we have received plus any earnings or less any losses attributable to the amount held in the money market subaccount.

The free look refund that applies in your state will be set forth in your policy.

Temporary Insurance

If you apply and qualify, we may issue temporary insurance in an amount equal to the amount of insurance for which you applied, up to $4.5 million, which includes other in-force coverage you have with us.

Temporary insurance coverage begins when all of the following events have occurred:
* You have completed and signed our temporary insurance coverage form;
* We have received and accepted a premium payment of at least your minimum initial premium (selected on your application); and
* The necessary parts of the application are complete.

Unless otherwise provided by state law, temporary insurance coverage ends on the earliest of:
* The date we return your premium payments;
* Five days after we mail notice of termination to the address on your application;
* Your policy date;
* The date we refuse to issue a policy based on your application; or
* 90 days after you sign our temporary life insurance coverage form.

There is no death benefit under the temporary insurance coverage if any of the following events occurs:
* There is a material misrepresentation in your answers on the temporary insurance coverage form;
* There is a material misrepresentation in statements on your application;
* The person or persons intended to be insured die by suicide or self-inflicted injury; or
* The bank does not honor your premium check.

During the period of temporary insurance coverage your premium payments are held by us in a general suspense account until underwriting is completed and the policy is issued or the temporary insurance coverage otherwise ends. Premiums held in this suspense account do not earn interest and they are not allocated to the investment options available under the policy until a policy is issued. **See Allocation of Net Premium, page 24.**

Fees and Charges

We deduct fees and charges under the policy to compensate us for:
- Providing the insurance benefits of the policy (including any rider benefits);
- Administering the policy;
- Assuming certain risks in connection with the policy; and
- Incurring expenses in distributing the policy.

The amount of a fee or charge may be more or less than the cost associated with the service or benefit. Accordingly, excess proceeds from one fee or charge may be used to make up a shortfall on another fee or charge, and we may earn a profit on one or more of these fees and charges. We may use any such profits for any proper corporate purpose, including, among other things, payments of sales expenses.

Transaction Fees and Charges

We deduct the following transaction fees and charges from your policy value each time you make certain transactions.

Premium Expense Charge. We deduct a premium expense charge from each premium payment we receive. This charge is 5.00% of each premium payment.

This charge helps offset:
- The expenses we incur in selling the policy;
- The costs of various state and local taxes. We pay state and local taxes in almost all states. These taxes vary in amount from state to state and may vary from jurisdiction to jurisdiction within a state; and
- The cost associated with the federal income tax treatment of our deferred acquisition costs. This cost is determined solely by the amount of life insurance premium we receive.

Partial Withdrawal Fee. We deduct a partial withdrawal fee each time you take a partial withdrawal from your policy. The amount of this fee is currently $10, but we reserve the right to deduct up to $25 for each partial withdrawal. We deduct the partial withdrawal fee proportionately from your remaining fixed and variable account values.

This fee helps offset the expenses we incur when processing a partial withdrawal.

Surrender Charge. We deduct a surrender charge during the first ten policy years or the first ten years after an increase in your insurance coverage when you:

* Surrender your policy; or
* Allow your policy to lapse.

The amount of the surrender charge depends on the surrender charge rates.

When you purchase a policy or increase your insurance coverage, we set surrender charge rates based on the gender, age and risk class of the insured person. The initial surrender charge decreases uniformly each month to zero at the end of the tenth policy year. For any requested increase in your insurance coverage, an additional surrender charge begins at zero, increases uniformly each month until it reaches the maximum after three years and then reduces uniformly each month until it becomes zero at the end of the tenth policy year. **See Changes in the Amount of Your Insurance Coverage, page 32.** Surrender charge rates will not exceed $50.50 per $1,000 of insurance coverage and the rates that apply to you will be set forth in your policy. **See the Transaction Fees and Charges table, page 8, for the minimum and maximum surrender charge rates and the rates for a representative insured person.**

In the early policy years the surrender charge usually exceeds the policy value because the surrender charge is usually more than the cumulative minimum premiums minus policy fees and charges. Therefore, you should purchase a policy only if you intend and have the financial capability to keep the policy in force for a substantial period of time.

This charge helps offset the expenses we incur in selling the policy.

Transfer Charge. We currently do not assess a charge for transfers between any of the investment options. We reserve the right, however, to charge up to $25 for each transfer. Transfers associated with policy loans, the dollar cost averaging or automatic rebalancing programs or the exercise of conversion rights will not count as transfers when calculating any applicable transfer charge.

This charge helps offset the expenses we incur when processing transfers between investment options.

Excess Illustration Fee. We currently do not assess a fee, but we reserve the right to assess a fee of up to $50 for each illustration of your policy values you request after the first each policy year.

This fee helps offset the costs we incur when processing requests for excess illustrations.

Excess Annual Report Fee. We currently do not assess a fee, but we reserve the right to assess a fee of up to $50 for each annual report you request after the first each policy year.

This fee helps offset the costs we incur when processing requests for excess annual reports.

Periodic Fees and Charges

In the policy form the "monthly processing date" is referred to as the "Monthly Anniversary."

We deduct the following periodic fees and charges from your policy value on the monthly processing date. The monthly processing date is the same date each month as your policy date. If that date is not a valuation date, then the monthly processing date is the next valuation date.

Cost of Insurance. The cost of insurance charge is equal to our current monthly cost of insurance rates multiplied by the net amount at risk for each segment of your insurance coverage. The net amount at risk as calculated on each monthly processing date equals the difference between:

- Your current base death benefit, discounted to take into account one month's interest earnings at an assumed 3.00% annual interest rate; and
- Your policy value minus the periodic fees and charges due on that date, other than cost of insurance charges.

Monthly cost of insurance rates are based on the insured person's age at issue, gender, risk class and amount of insurance coverage on the policy date and each date you increase your insurance coverage (a "segment date") and the policy year. They will not, however, be greater than the guaranteed cost of insurance rates shown in the policy, which are based on the 1980 Commissioner's Standard Ordinary Sex Distinct Mortality Tables. We will apply unisex rates where appropriate under the law. This currently includes the state of Montana. The rates that apply to you will be set forth in your policy. **See the Periodic Fees and Charges table, on page 9, for the minimum and maximum cost of insurance rates and the rates for a representative insured person.**

Separate cost of insurance rates apply to each segment of your insurance coverage and your riders. The maximum rates for the initial and each new segment of your insurance coverage will be printed in your policy schedule pages.

The cost of insurance charge varies from month to month because of changes in your net amount at risk, changes in your death benefit and the increasing age of the insured person. The net amount at risk is affected by the same factors that affect your policy value, namely:

- The net premium applied to your policy;
- The fees and charges we deduct;
- Any partial withdrawals you take;
- Interest earnings on the amounts allocated to the fixed account;
- Interest earned on amounts held in the loan account; and
- The investment performance of the funds underlying the subaccounts of the variable account.

We calculate the net amount at risk separately for each segment of your insurance coverage.

The cost of insurance charge compensates us for the ongoing costs of providing insurance coverage, including the expected cost of paying death proceeds that may be more than your account value.

Administrative Charge. The monthly administrative charge is currently $8.25 and is guaranteed not to exceed $12. The administrative charge compensates us for the costs associated with administering the policies.

Monthly Amount Charge. During the first ten policy years (and for ten years following a requested increase in insurance coverage) we will deduct a monthly charge per $1,000 of insurance coverage. For a policy issued in New Jersey, the elimination of these charges after the first ten policy years (or the first ten years following a requested increase in insurance coverage) is not guaranteed, and these charges may be assessed for the duration of the policy. The monthly amount charge is based on the insured person's age at issue, gender, risk class and amount of insurance coverage on the policy date and on each segment date, as appropriate. Any decrease in insurance coverage or any change in insurance coverage resulting from a change in the death benefit option will not affect the monthly amount charge. The rates that apply to you will be set forth in your policy. **See the Periodic Fees and Charges table, page 9, for the minimum and maximum monthly amount charge rates and the rates for a representative insured person.**

The monthly amount charge helps compensate us for expenses relating to the distribution of the policy, including agents' commissions, advertising and the printing of the prospectus and sales literature for new sales of the policy. A portion of this charge may also contribute to company profits.

Mortality and Expense Risk Charge. The monthly mortality and expense risk charge is 0.02917% (0.35% annually) of your variable account value after all other monthly fees and charges are deducted. We guarantee that the monthly mortality and expense risk charge will not exceed 0.05% (0.60% annually) of your variable account value after all other monthly fees and charges are deducted.

This charge helps compensate us for the mortality and expense risks we assume when we issue a policy. The mortality risk is that insured people, as a group, may live less time than we estimated. The expense risk is that the costs of issuing and administering the policies and operating the subaccounts of the variable account are greater than we estimated.

Rider Fees and Charges

There may be separate fees and charges if you add any optional rider benefits or exercise certain automatic rider benefits. For more information about rider benefits and the applicable fees and charges, **see the Optional Rider Fees and Charges table, beginning on page 10, and the Optional Rider Benefits section, page 38. See also the Transaction Fees and Charges table, page 8, and the Automatic Rider Benefits section, page 41.**

Waiver and Reduction of Fees and Charges

We may waive or reduce any of the fees and charges under the policy, as well as the minimum amount of insurance coverage set forth in this prospectus. Any waiver or reduction will be based on expected economies that result in lower sales, administrative or mortality expenses. For example, we may expect lower expenses in connection with sales to:
- Certain groups or sponsored arrangements (including our employees, certain family members of our employees, our affiliates and our appointed sales agents);
- Corporate purchasers; or
- Our policyholders or the policyholders of our affiliated companies.

Any variation in fees and charges will be based on differences in costs or services and our rules in effect at the time. We may change our rules from time to time, but we will not unfairly discriminate in any waiver or reduction.

Fund Fees and Expenses

As shown in the Fund Expense Table which begins on page 12 of this prospectus, each fund deducts management fees from the amounts allocated to the funds. In addition, each fund deducts other expenses which may include service fees which are used to compensate service providers, including the company and its affiliates, for administrative and policy owner services provided on behalf of the fund. Furthermore, certain funds deduct a distribution or 12b-1 fee, which is used to finance any activity that is primarily intended to result in the sale of fund shares. **For a more complete description of the funds' fees and expenses, review each fund's prospectus.**

The company, or its U.S. affiliates, receives from each of the funds or the funds' affiliates varying levels and types of revenue with respect to each of the funds available through the policy. In terms of the total dollar amounts received, the greatest amount of revenue comes from assets allocated to funds managed by ING Investments, LLC or other company affiliates, which funds are either not subadvised or are subadvised by another company affiliate. Assets allocated to funds managed by a company affiliate, Directed Services, Inc., for example, but which are subadvised by unaffiliated third parties generate the next greatest amount of revenue. Finally, assets allocated to unaffiliated funds generate the least amount of revenue.

Types of Revenue Received from Affiliated Funds

Affiliated funds are (a) funds managed by ING Investments, LLC or other company affiliates, which funds are either not subadvised or are subadvised by another company affiliate; and (b) funds managed by a company affiliate but which are subadvised by unaffiliated third parties.

Revenues received by the company from affiliated funds and/or their affiliates may include:
- Service fees that are deducted from fund assets and included within the "Other Expenses" column of the Fund Expense Table which begins on page 12 of this prospectus; and
- Revenues which may be based either on an annual percentage of average net assets held in the fund by the company or a percentage of the management fees shown in the Fund Expense Table. These revenues may be received as cash payments or according to a variety of financial accounting techniques which are used to allocate revenue and profits across ING businesses. For funds subadvised by unaffiliated third parties, once the subadviser has been paid, the adviser may share a portion of the remaining management fee with the company. Because subadvisory fees vary by subadviser, varying amounts of revenue are retained by the affiliated investment adviser and ultimately shared with the company.

Types of Revenue Received from Unaffiliated Funds

Revenue received from each of the unaffiliated funds or their affiliates are based on an annual percentage of the average net assets held in that fund by the company. Some unaffiliated funds or their affiliates pay us more than others and some of the amounts we receive may be significant.

Revenues received by the company from unaffiliated funds and/or their affiliates may include:
- For certain funds, compensation paid from 12b-1 fees or service fees that are deducted from fund assets. Any such fees deducted from fund assets are disclosed in the Fund Expense Table; and
- Additional payments for administrative, recordkeeping or other services which we provide to the funds or their affiliates or as an incentive for us to make the funds available through the policy. These additional payments are not disclosed in the Fund Expense Table. These additional payments may be used by us to finance distribution of the policy.

The three unaffiliated fund families which currently have funds offered through the policy, ranked according to total dollar amounts they paid to the company or its affiliates in 2004, are as follows:
- Fidelity Variable Insurance Product Portfolios;
- Neuberger Berman AMT Portfolios; and
- American Funds Insurance Series.

If the revenues received from affiliated funds were included in this list, payments to the company or its affiliates by ING Investments, LLC and other company affiliates would be at the top of the list.

Management personnel of company affiliates and of affiliated broker-dealers may receive additional compensation if the overall amount of investments in funds advised by company affiliates meets certain target levels or increases over time. Compensation for certain management personnel, including sales management personnel, may be enhanced if the overall amount of investments in the policies and other products issued by the company or its affiliates increases over time. Certain sales management personnel may also receive compensation that is a specific percentage of the commissions paid to distributors or of purchase payments received under the policies.

Death Benefits

You decide the amount of life insurance protection you need, now and in the future. Generally, we require a minimum of $25,000 of coverage to issue your policy. We may lower this minimum for certain group, sponsored or corporate purchasers. The amount of insurance coverage in effect on your policy date is your initial coverage segment.

> In the policy form the amount of insurance coverage you select is referred to as the "Face Amount."

It may be to your economic advantage to include part of your insurance coverage under the Term Insurance Rider. **See Important Information About the Term Insurance Rider, page 22.**

Changes in the Amount of Your Insurance Coverage

Subject to certain limitations, you may change the amount of your insurance coverage. Changing the amount of your insurance coverage will, generally, not be allowed until after the first policy year. We reserve the right to limit a change in the amount of your insurance coverage during the first two policy years. The change will be effective on the next monthly processing date after we receive your written request or the next monthly processing date after underwriting approval (if required), whichever is later.

There may be underwriting or other requirements that must be met before we will approve a change. After we approve your request to change the amount of insurance coverage under the policy, we will send a new policy schedule page to you. You should attach it to your policy. We may ask you to return your policy to our customer service center so that we can make this change for you.

Increases in the amount of your insurance coverage must be at least $5,000 and may be permitted until age 85.

A coverage segment or segment is a block of insurance coverage. A requested increase in insurance coverage will cause a new coverage segment to be created. Once we create a new segment, it is permanent unless law requires differently.

Each new segment will have:
- A new surrender charge;
- New cost of insurance charges, guaranteed and current;
- A new monthly amount charge;
- A new incontestability period;
- A new suicide exclusion period; and
- A new minimum premium.

In determining the net amount at risk for each coverage segment we allocate the policy value first to the initial segment and any excess to additional segments starting with the first.

You may not decrease the amount of your insurance coverage below $25,000. You cannot request a decrease in the amount of your insurance coverage more frequently than once every six months. Decreases in insurance coverage on policies with multiple coverage segments will be made in the following order:
(1) From the most recent segment;
(2) From the next more recent segments successively; and
(3) From the initial segment.

Decreases in insurance coverage may result in:
- A shortened death benefit guarantee period if the Term Insurance Rider is attached;
- Reduced minimum premium amounts; and
- Reduced cost of insurance charges.

Decreases in insurance coverage will not result in reduced surrender or monthly amount charges.

We reserve the right to not approve a requested change in your insurance coverage that would disqualify your policy as life insurance under Section 7702 of the Internal Revenue Code. In addition, we may refuse to approve a requested change in your insurance coverage that would cause your policy to become a modified endowment contract under Section 7702A of the Internal Revenue Code without your prior written acknowledgment accepting your policy as a modified endowment contract. Decreasing the amount of insurance coverage under your policy could cause your policy to be considered a modified endowment contract. If this happens, prior and subsequent distributions from the policy (including loans) may be subject to adverse tax treatment. You should consult a qualified tax adviser before changing your amount of insurance coverage. **See Modified Endowment Contracts, page 55.**

Death Benefit Qualification Tests

The death benefit proceeds are generally not subject to federal income tax if your policy continues to meet the federal income tax definition of life insurance. Your policy will meet this definition of life insurance provided that it meets the requirements of either the guideline premium test or the cash value accumulation test.

When you apply for a policy you must choose either the guideline premium test or the cash value accumulation test to make sure your policy complies with the Internal Revenue Code's definition of "life insurance." You cannot change this choice once the policy is issued.

Guideline Premium Test. The guideline premium test requires that premium payments do not exceed certain statutory limits and your death benefit is at least equal to your policy value multiplied by a factor defined by law. The guideline premium test provides for a maximum amount of premium in relation to the death benefit and a minimum amount of death benefit in relation to policy value. The factors for the guideline premium test can be found in Appendix A to this prospectus.

Certain changes to a policy which uses the guideline premium test may allow the payment of premium in excess of the statutory limits in order to keep the policy from lapsing. In this circumstance, any such excess premium will be allocated to the fixed account in order for the policy to continue to meet the federal income tax definition of life insurance.

Cash Value Accumulation Test. The cash value accumulation test requires a policy's cash surrender value not to exceed the net single premium necessary to fund the policy's future benefits. Under the cash value accumulation test, there is generally no limit to the amount that may be paid in premiums as long as there is enough death benefit in relation to policy value at all times. The death benefit at all times must be at least equal to an actuarially determined factor, depending on the insured person's age, gender and risk class at any point in time, multiplied by the policy value. A description of how the cash value accumulation test factors are determined can be found in Appendix A to this prospectus.

Which Death Benefit Qualification Test to Choose. The guideline premium test limits the amount of premium that may be paid into a policy. If you do not desire to pay premiums in excess of the guideline premium test limitations, you should consider the guideline premium test.

The cash value accumulation test does not limit the amount of premium that may be paid into a policy. If you desire to pay premiums in excess of the guideline premium test limitations you should elect the cash value accumulation test. However, any premium that would increase the net amount at risk is subject to evidence of insurability satisfactory to us. Required increases in the minimum death benefit due to growth in policy value will generally be greater under the cash value accumulation test than under the guideline premium test. Required increases in the minimum death benefit will increase the cost of insurance under the policy, thereby reducing the policy value.

Death Benefit Options

In the policy form, death benefit "Option 1" is referred to as the "Level Amount Option" or "Option A"; death benefit "Option 2" is referred to as the "Variable Amount Option" or "Option B"; and death benefit "Option 3" is referred to as the "Face Amount Plus Premium Amount Option" or "Option C."

There are three death benefit options available under the base policy. You choose the option you want when you apply for the policy, but you may change that choice after the first policy year.

Option 1. Under death benefit Option 1, before age 100 the base death benefit is the greater of the amount of insurance coverage you have selected or your policy value multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A. Under this option your base death benefit will remain level unless your policy value multiplied by the appropriate factor described in Appendix A exceeds the death benefit. In this case, your death benefit will vary as the policy value varies.

Option 2. Under death benefit Option 2, before age 100 the base death benefit is the greater of the amount of insurance coverage you have selected plus your policy value or your policy value multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A. Under this option your base death benefit will vary as the policy value varies.

Option 3. Under death benefit Option 3, before age 100 the base death benefit is the greater of the amount of insurance coverage you have selected plus premiums paid minus withdrawals taken or your policy value multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A. Under this option your base death benefit will vary as you pay premiums and take withdrawals or if your policy value multiplied by the appropriate factor described in Appendix A exceeds the death benefit.

After age 100, the base death benefit under all options will generally be your policy value.

Which Death Benefit Option to Choose. If you are satisfied with the amount of your existing insurance coverage and prefer to have premium payments and favorable investment performance reflected to the maximum extent in the policy value and lower cost of insurance charges, you should choose Option 1. If you prefer to have premium payments and favorable investment performance reflected partly in the form of an increasing death benefit, you should choose Option 2. If you require a specific death benefit which would include a return of the premium paid, such as under an employer sponsored benefit plan, Option 3 may best meet your needs.

Changing Death Benefit Options. After the first policy year, you may change from death benefit Option 1 to Option 2, from death benefit Option 2 to Option 1 and, currently, from death benefit Option 3 to Option 1. Changes to death benefit Option 3 are not allowed after your policy is issued. Evidence of insurability is currently not required for death benefit option changes, but we reserve the right to require such evidence in the future.

Changing your death benefit option may reduce or increase your insurance coverage but will not change the amount of your base death benefit. We may not approve a death benefit option change if it reduces the amount of insurance coverage below the minimum we require to issue your policy. On the effective date of your option change, your insurance coverage will change as follows:

Change From:	Change To:	Insurance Coverage Following the Change:
Option 1	Option 2	• Your insurance coverage before the change minus your policy value as of the effective date of the change.
Option 2	Option 1	• Your insurance coverage before the change plus your policy value as of the effective date of the change.
Option 3	Option 1	• Your insurance coverage before the change plus the sum of all premium payments we have received minus all partial withdrawals you have taken as of the effective date of the change.

Your death benefit option change is effective on your next monthly processing date after we approve it.

After we approve your request, we send a new policy schedule page to you. You should attach it to your policy. We may ask you to return your policy to our customer service center so that we can make this change for you.

If a death benefit option change causes the amount of insurance coverage to change, no new coverage segment(s) is (are) created. Instead, the size of each existing segment(s) is (are) changed. If you change death benefit options, there is no change to the amount of term insurance coverage if you have added the Term Insurance Rider to your policy. **See Term Insurance Rider, page 40.**

Changing your death benefit option may have tax consequences. You should consult a qualified tax adviser before making changes.

Death Benefit Proceeds

After the insured person's death, if your policy is in force we pay the death benefit proceeds to the beneficiaries. The beneficiaries are the people you name to receive the death benefit proceeds from your policy. The death benefit proceeds are equal to:
- Your base death benefit; plus
- The amount of any rider benefits; minus
- Any outstanding policy loan with accrued loan interest; minus
- Any outstanding fees and charges incurred before the insured person's death.

The death benefit is calculated as of the insured person's death and will vary depending on the death benefit option you have chosen.

Death Benefit Guarantees

The policy has three death benefit guarantees which provide that the policy will not lapse even if the surrender value is not enough to pay the periodic fees and charges each month.

In general, the two most significant benefits of the death benefit guarantees are:
- During the early policy years, the surrender value may not be enough to cover the periodic fees and charges due each month, so that the Basic or Supplemental Death Benefit Guarantee may be necessary to avoid lapse of the policy. This occurs when the surrender charge exceeds the policy value in these years. Likewise, if you request an increase in the amount of your insurance coverage, an additional surrender charge will apply for the ten years following the increase, which could create a similar possibility of lapse as exists during the early policy years; and
- To the extent the surrender value declines due to poor investment performance of the funds or due to an additional surrender charge after a requested increase in the amount of your insurance coverage, the surrender value may not be sufficient even in later policy years to cover the periodic fees and charges due each month. Accordingly, the Extended Death Benefit Guarantee may be necessary in later policy years to avoid lapse of the policy.

Basic Death Benefit Guarantee. The Basic Death Benefit Guarantee is standard on every policy. It provides a guarantee that your policy will not lapse during the guarantee period, provided your cumulative premium payments, minus any partial withdrawals or loans, are at least equal to the sum of minimum premium payments to the next monthly processing date. Your policy will specify the guarantee period. For a standard rated policy without any Term Insurance Riders, the death benefit guarantee period will expire when the insured reaches age 65 for issue ages 0 through 60, or at the end of five policy years for issue ages 61 through 80 or at the end of three policy years for issue ages 81 through 85. The guarantee period is shorter for substandard rated policies or if you have added the Term Insurance Rider to your policy. There is no charge for this guarantee.

You should consider the following factors in relation to the Basic Death Benefit Guarantee:

- The amount of the minimum premium for your policy will be set forth in your policy (**see Premium Payments, page 23**);
- The minimum premium for your policy is based on monthly rates that vary according to the insured person's gender, risk class and age;
- Even though you may pay less than the minimum premium amount, you may lose the significant protection provided by the Basic Death Benefit Guarantee by doing so;
- A loan may cause the termination of this guarantee because we deduct your loan amount from cumulative premiums paid when calculating whether you have paid sufficient premiums to keep the guarantee in effect; and
- Even if the Basic Death Benefit Guarantee terminates, your policy will not necessarily lapse (**see Lapse, page 52**).

We will notify you if on any monthly processing date you have not paid enough premium to maintain the Basic Death Benefit Guarantee. This notice will show the amount of premium required to maintain this guarantee. If we do not receive the required premium payment within 61 days from the date of our notice, the Basic Death Benefit Guarantee will terminate.

You may reinstate the Basic Death Benefit Guarantee during the first five policy years, provided that you pay additional premium equal to:

- The sum of the minimum premium due since the policy date, including the minimum premium for the current monthly processing date.

The amount necessary to reinstate the Basic Death Benefit Guarantee may exceed the amount needed to create sufficient surrender value to pay any periodic fees and charges due each month.

Supplemental Death Benefit Guarantee. The Supplemental Death Benefit Guarantee is standard on every policy. There is no charge for this guarantee. **See Supplemental Death Benefit Guarantee Rider, page 42.**

Extended Death Benefit Guarantee. The Extended Death Benefit Guarantee is an optional benefit that may be added by rider only when you apply for the policy. There is no charge for this guarantee. **See Extended Death Benefit Guarantee Rider, page 39.**

Additional Insurance Benefits

Your policy may include additional insurance benefits, attached by rider. There are two types of riders:

- Those that provide optional benefits that you must select before they are effective; and
- Those that automatically come with the policy.

The following information does not include all of the terms and conditions of each rider, and you should refer to the rider to fully understand its benefits and limitations. We may offer riders not listed here. Not all riders may be available under your policy. Contact your agent/registered representative for a list of riders and their availability.

Optional Rider Benefits

The following riders may have an additional cost, but you may cancel optional riders at any time. ***Adding or canceling riders may have tax consequences.*** **See Modified Endowment Contracts, page 55.**

Accidental Death Benefit Rider. The Accidental Death Benefit Rider provides an additional insurance benefit if the insured person dies from an accidental injury before age 70. You may apply for this rider only when you apply for the base policy and the minimum amount of coverage under this rider is $5,000. The maximum amount of coverage is $300,000, but may be less depending on the age of the insured person.

You should consider the following factors when deciding whether to add the Accidental Death Benefit Rider to your policy:

- Subject to certain limits, you can increase the amount of coverage under this rider after the second policy year;
- You can decrease the amount of coverage under this rider after the second policy year;
- The minimum premium for this rider is based on monthly rates that vary according to the insured person's risk class and age;
- The current cost of insurance rates for this rider are different than those for the base policy (**see Optional Rider Fees and Charges table, beginning on page 10**);
- The policy's periodic fees and charges do not apply to coverage under this rider; and
- This rider does not have a surrender charge.

Additional Insured Rider. The Additional Insured Rider provides level term insurance coverage to age 100 of the insured person on a family member of the insured person. You may apply for this rider only when you apply for the base policy and the minimum amount of coverage under this rider is $100,000.

You should consider the following factors when deciding whether to add the Additional Insured Rider to your policy:

- You cannot increase the amount of coverage under this rider after issue;
- You can decrease the amount of coverage under this rider after the first policy year;
- The minimum premium for this rider is based on monthly rates that vary according to the insured person's gender, risk class and age;
- The current cost of insurance rates for this rider are different than those for the base policy (**see Optional Rider Fees and Charges table, beginning on page 10**);
- The policy's periodic fees and charges do not apply to coverage under this rider; and
- This rider does not have a surrender charge.

Additionally, before age 75 of the additional insured you can convert the coverage under this rider to any other whole life policy we offer at the time. No evidence of insurability will be required for the new whole life policy, and the premiums and cost of insurance charges for this new policy will be based on the insured person's age at the time of conversion.

Children's Insurance Rider. The Children's Insurance Rider provides up to $10,000 of term life insurance coverage on the life of each of the insured person's children. You may add this rider after your policy is issued and the maximum amount of coverage under this rider is $10,000.

You should consider the following factors when deciding whether to add the Children's Insurance Rider to your policy:
- Term coverage under this rider is available to age 25 of each child (or for 25 years from the issue date of this rider, if earlier);
- The current cost of insurance rates for this rider are different than those for the base policy (**see Optional Rider Fees and Charges table, beginning on page 10**);
- Subject to certain limits you may increase insurance coverage under this rider; and
- Decreases in the amount of insurance coverage under this rider are allowed, but at least six months must elapse between decreases.

Extended Death Benefit Guarantee Rider. The Extended Death Benefit Guarantee Rider provides a guarantee that your policy will not lapse before age 100 provided your cumulative premium payments, minus any partial withdrawals or loans, are at least equal to the sum of Extended Death Benefit Guarantee premium payments to the next monthly processing date. There is no charge for this rider.

You should consider the following factors when deciding whether to add the Extended Death Benefit Guarantee Rider to your policy:
- You may add this rider only when you apply for the base policy;
- The Extended Death Benefit Guarantee period begins at the end of the Basic Death Benefit Guarantee period;
- The minimum premium for this rider will be set forth in your policy;
- The minimum premium for this rider is based on monthly rates that vary according to the insured person's gender, risk class and age;
- This rider may not be available for certain risk classes;
- A loan may cause the termination of this guarantee because we deduct your loan amount from cumulative premiums paid when calculating whether you have paid sufficient premiums to keep the guarantee in effect; and
- Even if the Extended Death Benefit Guarantee terminates, your policy will not necessarily lapse (**see Lapse, page 52**).

We will notify you if on any monthly processing date you have not paid enough premium to keep this rider in force. This notice will show the amount of premium required to maintain this rider benefit. If we do not receive the required premium payment within 61 days from the date of our notice, the rider will terminate. If this rider terminates, it cannot be reinstated.

Term Insurance Rider. The Term Insurance Rider provides an additional level term insurance benefit if the insured person dies before age 100. You may apply for this rider only when you apply for the base policy and the minimum amount of coverage under this rider is $100,000.

You should consider the following factors when deciding whether to add the Term Insurance Rider to your policy:
- You cannot increase the amount of coverage under this rider after issue;
- You can decrease the amount of coverage under this rider after the first policy year;
- The minimum premium for this rider is based on monthly rates that vary according to the insured person's gender, risk class and age;
- The current cost of insurance rates for this rider are generally less than those for the base policy (**see Optional Rider Fees and Charges table, beginning on page 10**);
- The policy's periodic fees and charges do not apply to coverage under this rider;
- This rider does not have a surrender charge; and
- The rider will shorten the death benefit guarantee periods of the base policy.

See also Important Information About the Term Insurance Rider, page 22.

Additionally, you can transfer your coverage under this rider to your base policy without evidence of insurability anytime after the tenth policy year if your base death benefit is equal to your policy value multiplied by the appropriate factor described in Appendix A. Cost of Insurance rates for this new coverage segment will be the same as the cost of insurance rates for the initial coverage segment. No surrender charge or monthly amount charge will apply to this new coverage segment of the base policy.

Waiver of Monthly Deduction Rider. Subject to certain limits, the Waiver of Monthly Deduction Rider provides that the policy's periodic fees and charges are waived while the insured person is totally disabled according to the terms of the rider. You may add this rider after your policy is issued, but it may not be added after the insured person reaches age 55.

You should consider the following factors when deciding whether to add the Waiver of Monthly Deduction Rider to your policy:
- The current cost of insurance rates for this rider are different than those for the base policy (**see Optional Rider Fees and Charges table, beginning on page 10**); and
- If death benefit Option 1 is in effect at the end of the first six months of total disability, your death benefit option will automatically be changed to Option 2. There will be no automatic change if Option 3 is in effect at the end of the first six months of total disability.

Your policy may contain either the Waiver of Monthly Deduction Rider or the Waiver of Specified Premium Rider, but not both.

Waiver of Specified Premium Rider. Subject to certain limits, the Waiver of Specified Premium Rider provides that a specified amount of premium will be credited to the policy each month while the insured person is totally disabled according to the terms of the rider.

You should consider the following factors when deciding whether to add the Waiver of Specified Premium Rider to your policy:

- The current cost of insurance rates for this rider are different than those for the base policy (**see Optional Rider Fees and Charges table, beginning on page 10**); and
- You may not increase your insurance coverage while benefits are being paid under the terms of this rider.

Your policy may contain either the Waiver of Monthly Specified Premium Rider or the Waiver of Monthly Deduction Rider, but not both.

Automatic Rider Benefits

The following rider benefits may come with your policy automatically, depending on your age and/or risk class. There may be an additional charge if you choose to exercise any of these rider benefits, and exercising the benefits may have tax consequences. **See Rider Fees and Charges, page 29, and Accelerated Death Benefit Rider, page 57.**

Accelerated Death Benefit Rider. Under certain circumstances, the Accelerated Death Benefit Rider allows you to accelerate benefits from the base policy that we otherwise would pay upon the insured person's death. Generally, we will provide an accelerated benefit under this rider if the insured person has a terminal illness that will result in his or her death within 12 months, as certified by a physician. The accelerated benefit may not be more than 50% of the amount that would be payable at the death of the insured person, and the accelerated benefit will first be used to pay off any outstanding policy loans and interest due. The remainder of the accelerated benefit will be paid to you in a lump sum.

Consider the following factors when deciding whether to accelerate the death benefit under this rider:

- We assess an administrative charge of up to $300 when we pay the accelerated benefit (**see Transaction Fees and Charges table, page 8**);
- When we pay the accelerated benefit, we establish a lien against your policy equal to the amount of the accelerated benefit, plus the amount of the administrative charge, plus interest on the lien;
- Any subsequent death benefit proceeds payable under the policy will first be used to repay the lien;
- Withdrawals, loans and any other access to the policy value will be reduced by the amount of the lien;
- Accelerating the death benefit will not affect the amount of premium payable on the policy and any premiums required to keep the policy in force which are not paid by you will be added to the lien; and
- There may be tax consequences to requesting payment under this rider, and you should consult with a qualified tax adviser for further information.

Certain limitations and restrictions are described in the rider. Additionally, the benefit may vary by state. You should consult your agent/registered representative as to whether and to what extent the rider is available in your particular state and on any particular policy.

Cost of Living Rider. The Cost of Living Rider provides optional increases in the amount of base insurance coverage on the life of the insured person every two years without evidence of insurability. Increases are based on increases in the cost of living as measured by the Consumer Price Index.

You should consider the following factors when deciding whether to accept a cost of living adjustment to your policy:

- On each date the amount of insurance increases under this rider, the periodic fees and charges under the policy will increase to account for the increased costs of insurance and the increased Waiver of Monthly Deduction Rider benefit, if applicable;
- The minimum premium for the death benefit guarantees will increase, unless otherwise directed, on each date the amount of insurance increases under this rider; and
- If you choose not to accept a cost of living adjustment, this rider will automatically terminate as to future increases.

Supplemental Death Benefit Guarantee Rider. The Supplemental Death Benefit Guarantee Rider provides a guarantee that your policy will not lapse during the Supplemental Death Benefit Guarantee period if on each monthly processing date since the policy date your cumulative premium payments, minus any partial withdrawals or loans, are at least equal to 70% of the sum of minimum monthly premium payments to the next monthly processing date. The supplemental guarantee period begins on the policy date and is equal to the death benefit guarantee period shown in your policy, multiplied by 70% and rounded to the lower whole number of policy years. The supplemental guarantee period may not exceed ten policy years. There is no charge for this guarantee.

You should consider the following factors in relation to the Supplemental Death Benefit Guarantee:

- Even though you may pay less than the minimum premium amount, you may lose the significant protection provided by the Supplemental Death Benefit Guarantee by doing so;
- A loan may cause the termination of this guarantee because we deduct your loan amount from cumulative premiums paid when calculating whether you have paid sufficient premiums to keep the guarantee in effect; and
- Even if the Supplemental Death Benefit Guarantee terminates, your policy will not necessarily lapse (**see Lapse, page 52**).

We will notify you if on any monthly processing date you have not paid enough premium to maintain the Supplemental Death Benefit Guarantee. This notice will show the amount of premium required to maintain this guarantee. If we do not receive the required premium payment within 61 days from the date of our notice, the Supplemental Death Benefit Guarantee Rider will terminate. If the Supplemental Death Benefit Guarantee Rider terminates, it cannot be reinstated.

Policy Value

Your policy value equals the sum of your fixed account, variable account and loan account values. Your policy value reflects:

- The net premium applied to your policy;
- The fees and charges that we deduct;
- Any partial withdrawals you take;
- Interest earned on amounts allocated to the fixed account;
- The investment performance of the funds underlying the subaccounts of the variable account; and
- Interest earned on amounts held in the loan account.

Fixed Account Value

Your fixed account value equals the net premium you allocate to the fixed account, plus interest earned, minus amounts you transfer out or withdraw. It may be reduced by fees and charges assessed against your policy value. **See The Fixed Account, page 19.**

Variable Account Value

Your variable account value equals your policy value attributable to amounts invested in the subaccounts of the variable account.

Determining Values in the Subaccounts. The value of the amount invested in each subaccount is measured by accumulation units and accumulation unit values. The value of each subaccount is the accumulation unit value for that subaccount multiplied by the number of accumulation units you own in that subaccount. Each subaccount has a different accumulation unit value.

The accumulation unit value is the value determined on each valuation date. The accumulation unit value of each subaccount varies with the investment performance of its underlying fund. It reflects:

- Investment income;
- Realized and unrealized gains and losses;
- Fund expenses; and
- Taxes, if any.

A valuation date is a date on which a fund values its shares and the New York Stock Exchange is open for business, except for days on which valuations are suspended by the SEC. Each valuation date ends at 4:00 p.m. Eastern time. We reserve the right to revise the definition of valuation date as needed in accordance with applicable federal securities laws and regulations.

> In the policy form the "policy value" is referred to as the "Accumulation Value;" the "fixed account value" is referred to as the "Fixed Accumulation Value;" and the "variable account value" is referred to as the "Variable Accumulation Value."

You purchase accumulation units when you allocate premium or make transfers to a subaccount, including transfers from the loan account.

We redeem accumulation units:
- When amounts are transferred from a subaccount (including transfers to the loan account);
- For the monthly deduction of the periodic fees and charges from your variable account value;
- For policy transaction fees;
- When you take a partial withdrawal;
- If you surrender your policy; and
- To pay the death benefit proceeds.

To calculate the number of accumulation units purchased or sold we divide the dollar amount of your transaction by the accumulation unit value for the subaccount calculated at the close of business on the valuation date of the transaction.

The date of a transaction is the date we receive your premium or transaction request at our customer service center, so long as the date of receipt is a valuation date. We use the accumulation unit value which is next calculated after we receive your premium or transaction request and we use the number of accumulation units attributable to your policy on the date of receipt.

We deduct the periodic fees and charges each month from your variable account value on the monthly processing date. If your monthly processing date is not a valuation date, the monthly deduction is processed on the next valuation date.

The value of amounts allocated to the subaccounts goes up or down depending on the investment performance of the corresponding funds. **There is no guaranteed minimum value of amounts invested in the subaccounts of the variable account.**

How We Calculate Accumulation Unit Values. We determine the accumulation unit value for each subaccount on each valuation date.

We generally set the accumulation unit value for a subaccount at $10 when the subaccount is first opened. After that, the accumulation unit value on any valuation date is:
- The accumulation unit value for the preceding valuation date; multiplied by
- The subaccount's accumulation experience factor for the valuation period.

Every valuation period begins at 4:00 p.m. Eastern time on a valuation date and ends at 4:00 p.m. Eastern time on the next valuation date. We reserve the right to revise the definition of valuation date as needed in accordance with applicable federal securities laws and regulations.

We calculate an accumulation experience factor for each subaccount every valuation date as follows:

- We take the net asset value of the underlying fund shares as reported to us by the fund managers as of the close of business on that valuation date;
- We add dividends or capital gain distributions declared and reinvested by the fund during the current valuation period;
- We subtract a charge for taxes, if applicable; and
- We divide the resulting amount by the net asset value of the shares of the underlying fund at the close of business on the previous valuation date.

Loan Account Value

When you take a loan from your policy we transfer your loan amount to the loan account as collateral for your loan. Your loan amount includes interest payable in advance to the next policy anniversary. The loan account is part of our general account and we charge interest on amounts held in the loan account. Your loan account value is equal to your outstanding loan amount plus any interest credited on the loan account value. **See Loans, page 45**.

In the policy form the "loan account value" is referred to as the "Loan Amount."

Special Features and Benefits

Loans

You may borrow money from us using your policy as collateral for the loan. We reserve the right to limit borrowing during the first policy year. Unless state law requires otherwise, a new loan amount must be at least $500, and the amount you may borrow is limited to 90% of the surrender value of your policy. After age 65, we currently allow you to borrow up to 100% of the surrender value.

When you take a loan, we transfer an amount equal to your loan to the loan account. The loan account is part of our general account specifically designed to hold collateral for policy loans and interest.

Your loan request must be directed to our customer service center. When you request a loan you may specify the investment options from which the loan collateral will be taken. If you do not specify the investment options, the loan collateral will be taken proportionately from each active investment option you have, including the fixed account.

If you request an additional loan, we add the new loan amount to your existing loan. This way, there is only one loan outstanding on your policy at any time.

Loan Interest. We credit amounts held in the loan account with interest at an annual rate of 3.00%. Interest we credit is allocated to the subaccounts and fixed account in the same proportion as your current premium allocation unless you tell us otherwise.

We also charge interest on loans. The annual interest rate charged is currently 4.76%.

After the tenth policy year, the annual interest rate which we charge will be reduced to 2.91% (guaranteed not to exceed 3.38%) for that portion of the loan amount that is not greater than:

- Your variable account value plus your fixed account value; minus
- The sum of all premiums paid minus all partial withdrawals.

Loans with this reduced interest rate are preferred loans. This reduced interest rate may change at any time but is guaranteed not to exceed 3.38%.

Interest is payable in advance at the time you take any loan (for the rest of the policy year) and at the beginning of each policy year thereafter (for the entire policy year). If you do not pay the interest when it is due, we add it to your loan account balance.

We will refund to you any interest we have not earned if:

- Your policy lapses;
- You surrender your policy; or
- You repay your loan.

Loan Repayment. You may repay your loan at any time. However, unless you tell us otherwise we will treat amounts received as premium payments and not loan repayments. You must tell us if you want a premium payment to go towards repaying your loan.

When you make a loan repayment, we transfer an amount equal to your payment from the loan account to the subaccounts and fixed account in the same proportion as your current premium allocation, unless you tell us otherwise.

Effects of a Policy Loan. Using your policy as collateral for a loan will effect your policy in various ways. You should carefully consider the following before taking a policy loan:

- If you do not make loan repayments your policy could lapse because your surrender value may not be enough to pay your fees and charges each month;
- A loan may cause the termination of the death benefit guarantees because we deduct your loan amount from cumulative premiums paid when calculating whether you have paid sufficient premiums to keep the death benefit guarantee in effect;
- Taking a loan reduces your opportunity to participate in the investment performance of the subaccounts and the interest guarantees of the fixed account;
- Accruing loan interest will change your policy value as compared to what it would have been if you did not take a loan;
- Even if you repay your loan, it will have a permanent effect on your policy value;
- If you do not repay your loan we will deduct any outstanding loan amount from amounts payable under the policy; and
- Loans may have tax consequences and if your policy lapses with a loan outstanding, you may have further tax consequences. **See *Distributions Other than Death Benefits,* page 55.**

We reserve the right to allow borrowing during the first policy year for policies issued pursuant to an exchange of policy values from another life insurance policy under Section 1035(a) of the Internal Revenue Code, as amended.

Transfers

You currently may make an unlimited number of transfers of your variable account value between the subaccounts and to the fixed account. Transfers are subject to any conditions or limits that we or the funds whose shares are involved may impose, including:

- You may generally not make transfers until after the fifteenth day following your policy date (**see Allocation of Net Premium, page 24**);
- We reserve the right to limit you to 12 transfers each policy year;
- Although we currently do not impose a charge for transfers, we reserve the right to charge up to $25 for each transfer; and
- We may impose the transfer charge, limit the number of transfers each policy year, restrict or refuse transfers because of frequent or disruptive transfers, as described below.

Any conditions or limits we impose on transfers between the subaccounts or to the fixed account will generally apply equally to all policy owners. However, we may impose different conditions or limits on third parties acting on behalf of policy owners, such as market timing services.

Transfers from the fixed account to the subaccounts of the variable account are subject to the following additional restrictions:

- Only one transfer is permitted each policy year, and you may only make this transfer within 30 days of the anniversary of your policy date;
- You may only transfer up to 50% of your fixed account value unless the balance, after the transfer, would be less than $1,000 in which event you may transfer your full fixed account value; and
- Your transfer must be at least the lesser of $500 or your total fixed account value.

We reserve the right to liberalize these restrictions on transfers from the fixed account, depending on market conditions. Any such liberalization will generally apply equally to all policy owners. However, we may impose different restrictions on third parties acting on behalf of policy owners, such as market timing services.

We process all transfers and determine all values in connection with transfers on the valuation date we receive your request, except as described below for the dollar cost averaging or automatic rebalancing programs.

Dollar Cost Averaging. Anytime your policy value less the loan account value is at least $5,000 and the amount of your insurance coverage is at least $100,000 you may elect dollar cost averaging.

Dollar cost averaging is a long-term investment program through which you direct us to automatically transfer at regular intervals a specific dollar amount from any of the subaccounts to one or more of the other subaccounts or to the fixed account. We do not permit transfers from the fixed account under this program. You may request that the dollar cost averaging transfers occur on a monthly, quarterly, semi-annual or annual basis. You may discontinue this program at any time. Although we currently do not charge for this feature, we reserve the right to impose a charge in the future.

This systematic plan of transferring policy values is intended to help reduce the risk of investing too much when the price of a fund's shares is high. It also helps reduce the risk of investing too little when the price of a fund's shares is low. Because you transfer the same dollar amount to the subaccounts each period, you purchase more units when the unit value is low and you purchase fewer units when the unit value is high.

Dollar cost averaging does not assure a profit nor does it protect you against a loss in a declining market.

You may discontinue your dollar cost averaging program at any time. We reserve the right to discontinue, modify or suspend this program, and dollar cost averaging will automatically terminate if:
- We receive a request to begin an automatic rebalancing program;
- The policy is in the grace period on any date when dollar cost averaging transfers are scheduled; or
- The specified transfer amount from any subaccount is more than the variable account value in that subaccount.

Automatic Rebalancing. Anytime your policy value less the loan account value is at least $10,000 and the amount of your insurance coverage is at least $200,000 you may elect automatic rebalancing. Automatic rebalancing is a program for simplifying the process of asset allocation and maintaining a consistent allocation of your variable and fixed account values among your chosen investment options. Although we currently do not charge for this feature, we reserve the right to impose a charge in the future.

If you elect automatic rebalancing, we periodically transfer amounts among the investment options to match the asset allocation percentages you have chosen. This action rebalances the amounts in the investment options that do not match your set allocation percentages. This mismatch can happen if an investment option outperforms another investment option over the time period between automatic rebalancing transfers.

Automatic rebalancing does not assure a profit nor does it protect you against a loss in a declining market.

You may discontinue your automatic rebalancing program at any time. We reserve the right to discontinue, modify or suspend this program, and automatic rebalancing will automatically terminate if:
- We receive a request to transfer policy values among the investment options;
- We receive a request to begin a dollar cost averaging program;
- The policy is in the grace period on any date when automatic rebalancing transfers are scheduled; or
- The sum of your variable and fixed account values is less than $7,500 on any date when automatic rebalancing transfers are scheduled.

Limits on Frequent or Disruptive Transfers. The policy is not designed to serve as a vehicle for frequent transfers. Frequent transfer activity can disrupt management of a fund and raise its expenses through:
- Increased trading and transaction costs;
- Forced and unplanned portfolio turnover;

- Lost opportunity costs; and
- Large asset swings that decrease the fund's ability to provide maximum investment return to all policy owners.

This in turn can have an adverse effect on fund performance. Accordingly, individuals or organizations that use market-timing investment strategies or make frequent transfers should not purchase the policy.

We monitor transfer activity. If an individual's or organization's transfer activity (1) exceeds our then-current monitoring standard for excessive trading, (2) is identified as problematic by an underlying fund (even if the activity does not exceed our monitoring standard for excessive trading), or (3) is determined, in our sole discretion, to be not in the best interests of other policy owners we will take the following actions to deter such transfer activity. Upon the first violation, we will send a one time warning letter. A second violation will result in the suspension of transfer privileges via facsimile, telephone, email and internet, and transfer privileges will be limited to submission by regular U.S. mail for a period of six months. At the end of that period, electronic transfer privileges will be reinstated. If there is another violation after electronic transfer privileges have been reinstated, we will suspend such privileges permanently. We will notify you in writing if we take any of these actions.

Additionally, if such transfer activity is initiated by a market-timing organization or an individual or other party authorized to give transfer instructions on behalf of multiple policy owners, we will also take the following actions, without prior notice:
- Not accept transfer instructions from an agent acting on behalf of more than one policy owner; and
- Not accept preauthorized transfer forms from market timers or other entities acting on behalf of more than one policy owner at a time.

Our current definition of excessive trading is more than one purchase and sale of the same underlying fund within a 30-day period. We do not count transfers associated with scheduled dollar cost averaging or automatic rebalancing programs (including reoccurring rebalancing transactions under corporate owned policies) and transfers involving certain de minimis amounts when determining whether transfer activity is excessive. We reserve the right to modify our excessive trading policy, or the policy as it relates to a particular fund, at any time without prior notice, depending on, among other factors, the needs of the underlying fund(s), the best interests of policy owners and fund investors and/or state or federal regulatory requirements. If we modify our policy, it will be applied uniformly to all policy owners or, as applicable, to all policy owners investing in the underlying fund.

In addition, if an individual's or organization's transfer activity is determined, in our sole discretion, to be disruptive due to the excessive dollar amounts involved, even though the transfer activity may not fall within our then current definition of excessive trading, we will take the same actions as are described above to limit frequent transfers.

The company does not allow exceptions to our excessive trading policy. Our excessive trading policy may not be completely successful in preventing market timing or excessive trading activity. If it is not completely successful, fund performance and management may be adversely affected, as noted above.

Limits Imposed by the Funds. Orders for the purchase of fund shares may be subject to acceptance or rejection by the underlying fund. We reserve the right to reject, without prior notice, any allocation of a premium payment to a subaccount if the subaccount's investment in its corresponding fund is not accepted by the fund for any reason.

Conversion to a Guaranteed Policy. During the first two policy years and the first two years after an increase in the amount of your insurance coverage, you may permanently convert your policy or the requested increase in insurance coverage to a guaranteed policy, unless state law requires differently. If you elect to make this change, unless state law requires that we issue to you a new guaranteed policy, we will permanently transfer the amounts you have invested in the subaccounts of the variable account to the fixed account and allocate all future net premium to the fixed account. After you exercise this right you may not allocate future premium payments or make transfers to the subaccounts of the variable account. We do not charge for this change. Contact our customer service center or your agent/registered representative for information about the conversion rights available in your state.

Partial Withdrawals

Beginning in the second policy year you may withdraw part of your policy's surrender value. Only one partial withdrawal is currently allowed each policy year, and a partial withdrawal must be at least $500. In policy years two through ten you may not withdraw more than 20% of your surrender value.

We currently charge $10 for each partial withdrawal, but we reserve the right to charge up to $25 for each partial withdrawal. **See Partial Withdrawal Fee, page 26.**

Unless you specify a different allocation, we will take partial withdrawals from the fixed account and the subaccounts of the variable account in the same proportion that your value in each has to your policy value on the monthly processing date. We will determine these proportions at the end of the valuation period during which we receive your partial withdrawal request. For purposes of determining these proportions, we will not include any outstanding loan account value.

Effects of a Partial Withdrawal. We will reduce the policy value by the amount of a partial withdrawal. We will also reduce the death benefit by the amount of a partial withdrawal, or, if the death benefit is based on a factor from the definition of life insurance factors described in Appendix A, by an amount equal to the factor multiplied by the amount of the partial withdrawal. A partial withdrawal may also cause the termination of the death benefit guarantees because we deduct the amount of the partial withdrawal from the total premiums paid when calculating whether you have paid sufficient premiums in order to maintain the death benefit guarantees.

If death benefit Option 1 is in effect, we will decrease the amount of insurance coverage by the amount of a partial withdrawal. Decreases in insurance coverage on policies with multiple coverage segments will be made in the following order:
(1) From the most recent segment;
(2) From the next more recent segments successively; and
(3) From the initial segment.

Therefore, partial withdrawals may affect the way in which the cost of insurance is calculated and the amount of pure insurance protection under the policy. **See Cost of Insurance, page 28.**

If death benefit Option 2 or Option 3 is in effect, a partial withdrawal will not affect the amount of insurance coverage.

We will not allow a partial withdrawal if the amount of insurance coverage after the withdrawal would be less than $25,000.

A partial withdrawal may have tax consequences depending on the circumstances of such withdrawal. **See *Tax Status of the Policy,* page 54.**

Paid-Up Life Insurance

You may elect, at any time before the insured person's age 100, to apply the surrender value to purchase fixed paid up life insurance. The amount by which any paid up insurance will exceed the surrender value cannot be greater than the amount by which the death benefit exceeds the policy value. Any surrender value not used to purchase paid-up life insurance will be paid to you in cash and treated as a partial distribution for federal income tax purposes.

If you elect to continue your policy as fixed paid-up life insurance:
- The surrender value is transferred to the fixed account;
- You cannot pay additional premiums;
- You cannot take any partial withdrawals; and
- We will not deduct any further periodic fees and charges.

Applying your policy's surrender value to purchase paid up insurance may have tax consequences. **See *Tax Status of the Policy,* page 54.**

Termination of Coverage

Your insurance coverage will continue under the policy until you surrender your policy or it lapses.

Surrender

You may surrender your policy for its surrender value any time after the free look period while the insured person is alive. Your surrender value is your policy value minus any surrender charge, loan amount and unpaid fees and charges.

You may take your surrender value in other than one payment.

We compute your surrender value as of the valuation date we receive your written surrender request and policy (or lost policy form) at our customer service center. All insurance coverage ends on the date we receive your surrender request and policy.

Surrender of your policy may have adverse tax consequences. **See *Distributions Other than Death Benefits,* page 55.**

> In the policy form the "surrender value" is referred to as the "Cash Surrender Value."

Lapse

Your policy will not lapse and your insurance coverage under the policy will continue if on any monthly processing date:

- A death benefit guarantee is in effect; or
- Your surrender value is enough to pay the periodic fees and charges when due.

Grace Period. If on a monthly processing date you do not meet either of these conditions, your policy will enter the 61-day grace period during which you must make a sufficient premium payment to avoid having your policy lapse and insurance coverage terminate.

We will notify you that your policy is in a grace period at least 30 days before it ends. We will send this notice to you (or a person to whom you have assigned your policy) at your last known address in our records. We will notify you of the premium payment necessary to prevent your policy from lapsing. This amount generally equals the past due charges, plus the estimated periodic fees and charges and charges of any optional rider benefits for the next two months. If we receive payment of the required amount before the end of the grace period, we apply it to your policy in the same manner as your other premium payments, then we deduct the overdue amounts from your policy value.

If you do not pay the full amount within the 61-day grace period, your policy and its riders will lapse without value. We withdraw your remaining variable and fixed account values, deduct amounts you owe us and inform you that your coverage has ended.

If the insured person dies during the grace period, we do pay death benefit proceeds to your beneficiaries with reductions for your loan amount and periodic fees and charges owed.

During the early policy years your surrender value will generally not be enough to cover the periodic fees and charges each month, and you will generally need to pay at least the minimum premium amount (to maintain the basic and Supplemental Death Benefit Guarantees) for the policy not to lapse.

If your policy lapses, any distribution of policy value may be subject to current taxation. See *Distributions Other than Death Benefits,* **page 55.**

Reinstatement

Reinstatement means putting a lapsed policy back in force. You may reinstate a lapsed policy by written request any time within five years after it has lapsed. A policy that was surrendered may not be reinstated.

To reinstate the policy and any riders, you must submit evidence of insurability satisfactory to us and pay a premium large enough to keep the policy and any rider benefits in force for at least two months. If you had a policy loan existing when coverage lapsed, we will reinstate it with accrued loan interest to the date of the lapse.

A lapsed Basic Death Benefit Guarantee cannot, unless otherwise allowed under state law, be reinstated after the fifth policy year. Lapsed Supplemental and Extended Death Benefit Guarantees cannot be reinstated.

A policy that lapses during a seven pay testing period and is reinstated more than 90 days after lapsing will be classified as a modified endowment contract for tax purposes. In general, a seven pay testing period is the first seven policy years and the first seven years after certain changes to your policy. You should consult with a qualified tax adviser to determine whether reinstating a lapsed policy will cause it to be classified as a modified endowment contract. **See Modified Endowment Contracts, page 55.**

TAX CONSIDERATIONS

The following summary provides a general description of the federal income tax considerations associated with the policy and does not purport to be complete or to cover federal estate, gift and generation-skipping tax implications, state and local taxes or other tax situations. This discussion is not intended as tax advice. Counsel or other qualified tax advisers should be consulted for more complete information. This discussion is based upon our understanding of the present federal income tax laws. No representation is made as to the likelihood of continuation of the present federal income tax laws or as to how they may be interpreted by the Internal Revenue Service ("IRS").

The following discussion generally assumes that the policy will qualify as a life insurance contract for federal tax purposes.

Tax Status of the Company

We are taxed as a life insurance company under the Internal Revenue Code. The variable account is not a separate entity from us. Therefore, it is not taxed separately as a "regulated investment company," but is taxed as part of the company. We automatically apply investment income and capital gains attributable to the separate account to increase reserves under the policy. Because of this, under existing federal tax law we believe that any such income and gains will not be taxed to us. In addition, any foreign tax credits attributable to the separate account will first be used to reduce any income taxes imposed on the variable account before being used by the company.

In summary, we do not expect that we will incur any federal income tax liability attributable to the variable account and we do not intend to make provisions for any such taxes. However, if changes in the federal tax laws or their interpretation result in our being taxed on income or gains attributable to the variable account, then we may impose a charge against the variable account (with respect to some or all of the policies) to set aside provisions to pay such taxes.

Tax Status of the Policy

This policy is designed to qualify as a life insurance contract under the Internal Revenue Code. All terms and provisions of the policy shall be construed in a manner which is consistent with that design. In order to qualify as a life insurance contract for federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts under federal tax law, a policy must satisfy certain requirements which are set forth in Section 7702 of the Internal Revenue Code. Specifically, the policy must meet the requirements of either the cash value accumulation test or the guideline premium test. **See Death Benefit Qualification Tests, page 33.** If your variable life policy does not satisfy one of these two alternate tests, it will not be treated as life insurance under Internal Revenue Code 7702. You would then be subject to federal income tax on your policy income as you earn it. While there is very little guidance as to how these requirements are applied, we believe it is reasonable to conclude that our policies satisfy the applicable requirements. If it is subsequently determined that a policy does not satisfy the applicable requirements, we will take appropriate and reasonable steps to bring the policy into compliance with such requirements and we reserve the right to restrict policy transactions or modify your policy in order to do so. **See *Tax Treatment of Policy Death Benefits,* page 55.**

Diversification and Investor Control Requirements

In addition to meeting the Internal Revenue Code Section 7702 tests, Internal Revenue Code Section 817(h) requires separate account investments, such as our variable account, to be adequately diversified. The Treasury has issued regulations which set the standards for measuring the adequacy of any diversification. To be adequately diversified, each subaccount must meet certain tests. If your variable life policy is not adequately diversified under these regulations, it is not treated as life insurance under Internal Revenue Code Section 7702. You would then be subject to federal income tax on your policy income as you earn it. Each subaccount's corresponding fund has represented that it will meet the diversification standards that apply to your policy. Accordingly, we believe it is reasonable to conclude that the diversification requirements have been satisfied. If it is determined that your variable life policy does not satisfy the applicable diversification regulations, we will take appropriate and reasonable steps to bring your policy into compliance with such regulations and we reserve the right to modify your policy as necessary in order to do so.

In certain circumstances, owners of a variable life insurance policy have been considered, for federal income tax purposes, to be the owners of the assets of the separate account supporting their policies, due to their ability to exercise investment control over such assets. When this is the case, the policy owners have been currently taxed on income and gains attributable to the separate account assets. Your ownership rights under your policy are similar to, but different in some ways from those described by the IRS in rulings in which it determined that policy owners are not owners of separate account assets. For example, you have additional flexibility in allocating your premium payments and your policy values. These differences could result in the IRS treating you as the owner of a pro rata share of the variable account assets. We do not know what standards will be set forth in the future, if any, in Treasury regulations or rulings. We reserve the right to modify your policy, as necessary, to try to prevent you from being considered the owner of a pro rata share of the variable account assets, or to otherwise qualify your policy for favorable tax treatment.

Tax Treatment of Policy Death Benefits

The death benefit, or an accelerated death benefit, under a policy is generally excludable from the gross income of the beneficiary(ies) under Section 101(a)(1) of the Internal Revenue Code. However, there are exceptions to this general rule. Additionally, federal and local transfer, estate, inheritance and other tax consequences of ownership or receipt of policy proceeds depend on the circumstances of each policy owner or beneficiary(ies). A qualified tax adviser should be consulted about these consequences.

Distributions Other than Death Benefits

Generally, the policy owner will not be taxed on any of the policy value until there is a distribution. When distributions from a policy occur, or when loan amounts are taken from or secured by a policy, the tax consequences depend on whether or not the policy is a "modified endowment contract."

Modified Endowment Contracts

Under the Internal Revenue Code, certain life insurance contracts are classified as "modified endowment contracts" and are given less favorable tax treatment than other life insurance contracts. Due to the flexibility of the policies as to premiums and benefits, the individual circumstances of each policy will determine whether or not it is classified as a modified endowment contract. The rules are too complex to be summarized here, but generally depend on the amount of premiums we receive during the first seven policy years. Certain changes in a policy after it is issued, such as reduction or increase in benefits or policy reinstatement, could also cause it to be classified as a modified endowment contract. A current or prospective policy owner should consult with a qualified tax adviser to determine whether or not a policy transaction will cause the policy to be classified as a modified endowment contract.

If a policy becomes a modified endowment contract, distributions that occur during the policy year will be taxed as distributions from a modified endowment contract. In addition, distributions from a policy within two years before it becomes a modified endowment contract will be taxed in this manner. This means that a distribution made from a policy that is not a modified endowment contract could later become taxable as a distribution from a modified endowment contract.

Additionally, all modified endowment contracts that are issued by us (or our affiliates) to the same policy owner during any calendar year are treated as one modified endowment contract for purposes of determining the amount includible in the policy owner's income when a taxable distribution occurs.

Once a policy is classified as a modified endowment contract, the following tax rules apply both prospectively and to any distributions made in the prior two years:

- All distributions other than death benefits, including distributions upon surrender and withdrawals, from a modified endowment contract will be treated first as distributions of gain, if any, taxable as ordinary income. Amounts will be treated as tax-free recovery of the policy owner's investment in the policy only after all gain has been distributed. The amount of gain in the policy will be equal to the difference between the policy's value and the investment in the policy;

- Loan amounts taken from or secured by a policy classified as a modified endowment contract, and also assignments or pledges of such a policy (or agreements to assign or pledge such a policy), are treated as distributions and taxed first as distributions of gain, if any, taxable as ordinary income and as tax-free recovery of the policy owner's investment in the policy only after all gain has been distributed; and

- A 10% additional income tax penalty may be imposed on the distribution amount subject to income tax. This tax penalty generally does not apply to distributions (1) made on or after the date on which the taxpayer attains age 59½; (b) which are attributable to the taxpayer becoming disabled (as defined in the Internal Revenue Code); or (c) which are part of a series of substantially equal periodic payments (not less frequently than annually) made for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his or her beneficiary. Consult a qualified tax adviser to determine whether or not you may be subject to this penalty tax.

Policies That Are Not Modified Endowment Contracts

Distributions other than death benefits from a policy that is not classified as a modified endowment contract are generally treated first as a recovery of the policy owner's investment in the policy. Only after the recovery of all investment in the policy is there taxable income. However, certain distributions made in connection with policy benefit reductions during the first 15 policy years may be treated in whole or in part as ordinary income subject to tax. Consult a qualified tax adviser to determine whether or not any distribution made in connection with a reduction in policy benefits will be subject to tax.

Loan amounts from or secured by a policy that is not a modified endowment contract are generally not taxed as distributions. However, the tax consequences of such a loan that is outstanding after policy year ten are uncertain and a qualified tax adviser should be consulted about such loans. Finally, neither distributions from, nor loan amounts from or secured by, a policy that is not a modified endowment contract are subject to the 10% additional income tax.

Investment in the Policy

Your investment in the policy is generally the total of your aggregate premiums. When a distribution is taken from the policy, your investment in the policy is reduced by the amount of the distribution that is tax free.

Other Tax Matters

Policy Loans

In general, interest on a policy loan will not be deductible. A limited exception to this rule exists for certain interest paid in connection with certain "key person" insurance. You should consult a qualified tax adviser to determine whether you qualify under this exception.

Moreover, the tax consequences associated with a preferred loan (a loan where the interest rate charged is less than or equal to the interest rate credited) available in the policy are uncertain. Before taking out a policy loan, you should consult a qualified tax adviser as to the tax consequences.

If a loan from a policy is outstanding when the policy is surrendered or lapses, then the amount of the outstanding indebtedness will be added to the amount treated as a distribution from the policy and will be taxed accordingly.

Accelerated Death Benefit Rider

We believe that payments under the Accelerated Death Benefit Rider should be fully excludable from the gross income of the beneficiary if the beneficiary is the insured under the policy, or is an individual who has no business or financial connection with the insured. (**See Accelerated Death Benefit Rider, page 41, for more information about this rider.**) However, you should consult a qualified tax adviser about the consequences of adding this rider to a policy or requesting payment under this rider.

Continuation of a Policy

The tax consequences of continuing the policy after the insured person reaches age 100 are unclear. For example, in certain situations it is possible that after the insured person reaches age 100 the IRS could treat you as being in constructive receipt of the policy value if the policy value becomes equal to the death benefit. If this happens, an amount equal to the excess of the policy value over the investment in the policy would be includible in your income at that time. Because we believe the policy will continue to constitute life insurance at that time and the IRS has not issued any guidance on this issue, we do not intend to tax report any earnings due to the possibility of constructive receipt in this circumstance. You should consult a qualified tax adviser if you intend to keep the policy in force after the insured person reaches age 100.

Section 1035 Exchanges

Internal Revenue Code Section 1035 provides, in certain circumstances, that no gain or loss will be recognized on the exchange of one life insurance policy solely for another life insurance policy or an endowment or annuity contract. We accept 1035 exchanges with outstanding loans. Special rules and procedures apply to 1035 exchanges. These rules can be complex, and if you wish to take advantage of Section 1035, you should consult a qualified tax adviser.

Tax-exempt Policy Owners

Special rules may apply to a policy that is owned by a tax-exempt entity. Tax-exempt entities should consult a qualified tax adviser regarding the consequences of purchasing and owning a policy. These consequences could include an effect on the tax-exempt status of the entity and the possibility of the unrelated business income tax.

Tax Law Changes

Although the likelihood of legislative action is uncertain, there is always the possibility that the tax treatment of the policy could be changed by legislation or otherwise. You should consult a qualified tax adviser with respect to legislative developments and their effect on the policy.

Policy Changes to Comply with the Law

So that your policy continues to qualify as life insurance under the Internal Revenue Code, we reserve the right to refuse to accept all or part of your premium payments or to change your death benefit. We may refuse to allow you to make partial withdrawals that would cause your policy to fail to qualify as life insurance. We also may make changes to your policy or its riders or make distributions from your policy to the degree that we deem necessary to qualify your policy as life insurance for tax purposes.

If we make any change of this type, it applies the same way to all affected policies.

Any increase in your death benefit will cause an increase in your cost of insurance charges.

Policy Availability and Qualified Plans

The policy is not available for sale to and cannot be acquired with funds that are assets of (i) an employee benefit plan as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and that is subject to Title I of ERISA; (ii) a plan described in Section 4975(e)(1) of the Internal Revenue Code; or (iii) an entity whose underlying assets include plan assets by reason of the investment by an employee benefit plan or other plan in such entity within the meaning of 29 C.F.R. Section 2510.3-101 or otherwise.

Policy owners may use the policy in various other arrangements, including:
- Non-qualified deferred compensation or salary continuance plans;
- Split dollar insurance plans;
- Executive bonus plans;
- Retiree medical benefit plans; and
- Other plans.

The tax consequences of these plans may vary depending on the particular facts and circumstances of each arrangement. If you want to use your policy with any of these various arrangements, you should consult a qualified tax adviser regarding the tax issues of your particular arrangement.

Life Insurance Owned by Businesses

In recent years, Congress has adopted new rules relating to life insurance owned by businesses. For example, in the case of a policy issued to a nonnatural taxpayer, or held for the benefit of such an entity, a portion of the taxpayer's otherwise deductible interest expenses may not be deductible as a result of ownership of a policy even if no loans are taken under the policy. (An exception to this rule is provided for certain life insurance contracts which cover the life of an individual who is a 20% owner, or an officer, director, or employee of a trade or business.) As another example, special rules apply if you are subject to the alternative minimum tax. Any business contemplating the purchase of a new policy or a change in an existing policy should consult a qualified tax adviser.

Income Tax Withholding

The IRS requires us to withhold income taxes from any portion of the amounts individuals receive in a taxable transaction. We generally do not withhold income taxes if you elect in writing not to have withholding apply. If the amount withheld for you is insufficient to cover income taxes, you will have to pay income taxes and possibly penalties later.

Policy Transfers

The transfer of the policy or designation of a beneficiary may have federal, state and/or local transfer and inheritance tax consequences, including the imposition of gift, estate and generation-skipping transfer taxes. The individual situation of each policy owner or beneficiary will determine the extent, if any, to which federal, state and local transfer and inheritance taxes may be imposed and how ownership or receipt of policy proceeds will be treated for purposes of federal, state and local estate, inheritance, generation skipping and other taxes.

You should consult qualified legal or tax advisers for complete information on federal, state, local and other tax considerations.

ADDITIONAL INFORMATION

General Policy Provisions

Your Policy

The policy is a contract between you and us and is the combination of:
- Your policy;
- A copy of your original application and applications for benefit increases or decreases;
- Your riders;
- Your endorsements;
- Your policy schedule pages; and
- Your reinstatement applications.

If you make a change to your coverage, we give you a copy of your changed application and new policy schedules. If you send your policy to us, we attach these items to your policy and return it to you. Otherwise, you need to attach them to your policy.

Unless there is fraud, we consider all statements made in an application to be representations and not guarantees. We use no statement to deny a claim, unless it is in an application.

A president or other officer of our company and our secretary or assistant secretary must sign all changes or amendments to your policy. No other person may change its terms or conditions.

Age

We issue your policy at the insured person's age (stated in your policy schedule) based on the last birthday as of the policy date. On the policy date, the insured person can generally be no more than age 85.

We often use age to calculate rates, charges and values. We determine the insured person's age at a given time by adding the number of completed policy years to the age calculated at issue and shown in the schedule.

Ownership

The original owner is the person named as the owner in the policy application. The owner can exercise all rights and receive benefits during the life of the insured person. These rights include the right to change the owner, beneficiaries or the method designated to pay death benefit proceeds.

As a matter of law, all rights of ownership are limited by the rights of any person who has been assigned rights under the policy and any irrevocable beneficiaries.

You may name a new owner by giving us written notice. The effective date of the change to the new owner is the date the prior owner signs the notice. However, we will not be liable for any action we take before a change is recorded at our customer service center. A change in ownership may cause the prior owner to recognize taxable income on gain under the policy.

Beneficiaries

You, as owner, name the beneficiaries when you apply for your policy. The primary beneficiaries who survive the insured person receive the death benefit proceeds. Other surviving beneficiaries receive death benefit proceeds only if there is no surviving primary beneficiaries. If more than one beneficiary survives the insured person, they share the death benefit proceeds equally, unless you specify otherwise. If none of your policy beneficiaries has survived the insured person, we pay the death benefit proceeds to you or to your estate, as owner.

You may name new beneficiaries during the insured person's lifetime. We pay death benefit proceeds to the beneficiaries whom you have most recently named according to our records. We do not make payments to multiple sets of beneficiaries. **The designation of certain beneficiaries may have tax consequences. See** *Other Tax Matters,* **page 57.**

Collateral Assignment

You may assign your policy by sending written notice to us. After we record the assignment, your rights as owner and the beneficiaries' rights (unless the beneficiaries were made irrevocable beneficiaries under an earlier assignment) are subject to the assignment. It is your responsibility to make sure the assignment is valid. **The transfer or assignment of a policy may have tax consequences. See** *Other Tax Matters,* **page 57.**

Incontestability

After your policy has been in force and the insured person is alive for two years from your policy date and from the effective date of any new coverage segment, an increase in any other benefit or reinstatement, we will not question the validity of statements in your applicable application.

In the policy form the "policy date" is referred to as the "Issue Date."

Misstatements of Age or Gender

Notwithstanding the Incontestability provision above, if the insured person's age or gender has been misstated, we adjust the death benefit to the amount which would have been purchased for the insured person's correct age and gender. We base the adjusted death benefit on the cost of insurance charges deducted from your policy value on the last monthly processing date before the insured person's death, or as otherwise required by law.

If unisex cost of insurance rates apply, we do not make any adjustments for a misstatement of gender.

Suicide

If the insured person commits suicide (while sane or insane) within two years of your policy date, unless otherwise required by law, we limit death benefit proceeds to:

- The total premium we receive to the time of death; minus
- Outstanding loan amount; minus
- Partial withdrawals taken.

We make a limited payment to the beneficiaries for a new coverage segment or other increase if the insured person commits suicide (while sane or insane) within two years of the effective date of a new coverage segment or within two years of an increase in any other benefit, unless otherwise required by law. The limited payment is equal to the cost of insurance charges which were deducted for the increase.

Anti-Money Laundering

In order to protect against the possible misuse of our products in money laundering or terrorist financing, we have adopted an anti-money laundering program satisfying the requirements of the USA PATRIOT Act. Among other things, this program requires us, our agents and customers to comply with certain procedures and standards that serve to assure that our customers' identities are properly verified and that premiums are not derived from improper sources.

Under our anti-money laundering program, we may require policy owners, insured persons and/or beneficiaries to provide sufficient evidence of identification, and we reserve the right to verify any information provided to us by accessing information databases maintained internally or by outside firms.

We may also refuse to accept certain forms of premium payments or loan repayments (traveler's cheques, for example) or restrict the amount of certain forms of premium payments or loan repayments (money orders totaling more than $5,000, for example). In addition, we may require information as to why a particular form of payment was used (third party checks, for example) and the source of the funds of such payment in order to determine whether or not we will accept it. Use of an unacceptable form of payment may result in us returning the payment to you and your policy either entering the 61-day grace period or lapsing. **See Lapse, page 52. See also Premium Payments Affect Your Coverage, page 24.**

Our anti-money laundering program is subject to change without notice to take account of changes applicable in laws or regulations and our ongoing assessment of our exposure to illegal activity.

Transaction Processing

Generally, within seven days of when we receive all information required to process a payment, we pay:
- Death benefit proceeds;
- Surrender Value
- Partial withdrawals; and
- Loan proceeds.

We may delay processing these transactions if:
- The New York Stock Exchange is closed for trading;
- Trading on the New York Stock Exchange is restricted by the SEC;
- There is an emergency so that it is not reasonably possible to sell securities in the subaccounts or to determine the value of a subaccount's assets; and
- A governmental body with jurisdiction over the variable account allows suspension by its order.

SEC rules and regulations generally determine whether or not these conditions exist.

We execute transfers among the subaccounts as of the valuation date of our receipt of your request at our customer service center.

We determine the death benefit as of the date of the insured person's death. The death benefit proceeds are not affected by subsequent changes in the value of the subaccounts.

We may delay payment from our fixed account for up to six months, unless law requires otherwise, of surrender proceeds, withdrawal amounts or loan amounts. If we delay payment more than 30 days, we pay interest at our declared rate (or at a higher rate if required by law) from the date we receive your complete request.

Notification and Claims Procedures

Except for certain authorized telephone requests, we must receive in writing any election, designation, change, assignment or request made by the owner.

You must use a form acceptable to us. We are not liable for actions taken before we receive and record the written notice. We may require you to return your policy for policy changes or if you surrender it.

If the insured person dies while your policy is in force, please let us know as soon as possible. We will send you instructions on how to make a claim. As proof of the insured person's death, we may require proof of the deceased insured person's age and a certified copy of the death certificate.

The beneficiaries and the deceased insured person's next of kin may need to sign authorization forms. These forms allow us to get information such as medical records of doctors and hospitals used by the deceased insured person.

Telephone Privileges

Telephone privileges are automatically provided to you and your agent/registered representative, unless you decline it on the application or contact our customer service center. Telephone privileges allow you or your agent/registered representative to call our customer service center to:

- Make transfers;
- Change premium allocations;
- Change your dollar cost averaging and automatic rebalancing programs;
- Request partial withdrawals; and
- Request a loan.

Our customer service center uses reasonable procedures to make sure that instructions received by telephone are genuine. These procedures may include:

- Requiring some form of personal identification;
- Providing written confirmation of any transactions; and
- Tape recording telephone calls.

By accepting telephone privileges, you authorize us to record your telephone calls with us. If we use reasonable procedures to confirm instructions, we are not liable for losses from unauthorized or fraudulent instructions. We may discontinue or limit this privilege at any time. **See Limits on Frequent or Disruptive Transfers, page 48.**

Telephone and facsimile privileges may not always be available. Telephone or fax systems, whether yours, your service provider's or your agent's, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may prevent or delay our receipt of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you should make your transfer request by written request.

Non-participation

Your policy does not participate in the surplus earnings of ReliaStar Life Insurance Company.

Advertising Practices and Sales Literature

We may use advertisements and sales literature to promote this product, including:

- Articles on variable life insurance and other information published in business or financial publications;
- Indices or rankings of investment securities; and
- Comparisons with other investment vehicles, including tax considerations.

We may use information regarding the past performance of the subaccounts and funds. Past performance is not indicative of future performance of the subaccounts or funds and is not reflective of the actual investment experience of policy owners.

We may feature certain subaccounts, the underlying funds and their managers, as well as describe asset levels and sales volumes. We may refer to past, current, or prospective economic trends and investment performance or other information we believe may be of interest to our customers.

Settlement Options

You may elect to take the surrender value in other than one lump-sum payment. Likewise, you may elect to have the beneficiaries receive the death benefit proceeds other than in one lump-sum payment, if you make this election during the insured person's lifetime. If you have not made this election, the beneficiaries may do so within 60 days after we receive proof of the insured person's death.

The investment performance of the subaccounts does not affect payments under these settlement options. Instead, interest accrues at a fixed rate based on the option you choose. Payment options are subject to our rules at the time you make your selection. Currently, a periodic payment must be at least $25 and the total proceeds must be at least $2,500.

The following settlement options are available:
- **Option 1 -** The proceeds are left with us to earn interest. Withdrawals and any changes are subject to our approval;
- **Option 2 -** The proceeds and interest are paid in equal installments of a specified amount until the proceeds and interest are all paid;
- **Option 3** - The proceeds and interest are paid in equal installments for a specified period until the proceeds and interest are all paid;
- **Option 4 -** The proceeds provide an annuity payment with a specified number of months. The payments are continued for the life of the primary payee. If the primary payee dies before the certain period is over, the remaining payments are paid to a contingent payee; and
- **Option 5** - The proceeds provide a life income for two payees. When one payee dies, the surviving payee receives two-thirds of the amount of the joint monthly payment for life**.**

Interest on Settlement Options. We base the interest rate for proceeds applied under Options 1 and 2 on the interest rate we declare on money that we consider to be in the same classification based on the option, restrictions on withdrawal and other factors. The interest rate will never be less than an effective annual rate of 2.00%.

In determining amounts we pay under Options 3, 4 and 5, we assume interest at an effective annual rate of 2.00%. Also, for Option 3 and periods certain under Option 4, we credit any excess interest we may declare on money that we consider to be in the same classification based on the option, restrictions on withdrawal and other factors.

If none of these settlement options have been elected, your surrender value or the death benefit proceeds will be paid in one lump-sum payment.

Unless you request otherwise, death benefit proceeds generally will be paid into an interest bearing account which is backed by our general account and can be accessed by the beneficiary through a checkbook feature. The beneficiary may access the death benefit proceeds at any time without penalty. Interest earned on this account may be less than interest paid on other settlement options. We may also pay your surrender value using this checkbook feature.

Reports

Annual Statement. We will send you an annual statement once each year free of charge showing the amount of insurance coverage under your policy as well as your policy's death benefit, policy and surrender values, the amount of premiums you have paid, the amounts you have withdrawn, borrowed or transferred and the fees and charges we have imposed since the last statement.

Additional statements are available upon request. We may make a charge not to exceed $50 for each additional annual statement you request. **See Excess Annual Report Fee, page 27.**

We send semi-annual reports with financial information on the funds, including a list of investment holdings of each fund.

We send confirmation notices to you throughout the year for certain policy transactions such as transfers between investment options, partial withdrawals and loans. You are responsible for reviewing the confirmation notices to verify that the transactions are being made as requested.

Illustrations. To help you better understand how your policy values will vary over time under different sets of assumptions, we will provide you with a personalized illustration projecting future results based on the age and risk classification of the insured person and other factors such as the amount of insurance coverage, death benefit option, premiums and rates of return (within limits) you specify. We may make a charge not to exceed $50 for each illustration you request after the first in a policy year. **See Excess Illustration Fee, page 27.**

Other Reports. We will mail to you at your last known address of record at least annually a report containing such information as may be required by any applicable law. To reduce expenses, only one copy of most financial reports and prospectuses, including reports and prospectuses for the funds, will be mailed to your household, even if you or other persons in your household have more than one policy issued by us or an affiliate. Call our customer service center at 1-877-886-5050 if you need additional copies of financial reports, prospectuses, historical account information or annual or semi-annual reports or if you would like to receive one copy for each policy in all future mailings.

Distribution of the Policies

The company's affiliate, ING America Equities, Inc., serves as the principal underwriter (distributor) for the policies. ING America Equities, Inc. was organized under the laws of the State of Colorado on September 27, 1993 and is registered as a broker/dealer with the SEC and the National Association of Securities Dealers, Inc. We pay ING America Equities, Inc. under a distribution agreement dated May 1, 2002. ING America Equities, Inc.'s principal office is located at 1290 Broadway, Denver, Colorado 80203-5699.

ING America Equities, Inc. offers the securities under the policies on a continuous basis. For the years ended December 31, 2004, 2003 and 2002, the aggregate amount paid to ING America Equities, Inc. under our distribution agreement was $31,102,593, $24,581,359 and $50,355,543, respectively.

We sell our policies through licensed insurance agents who are registered representatives of affiliated and unaffiliated broker/dealers. All broker/dealers who sell this policy have entered into selling agreements with us and ING America Equities, Inc. Under these selling agreements, we pay a distribution allowance to broker/dealers, who in turn pay commissions to their agents/registered representatives who sell this policy.

Commissions generally will be no more than 100% of the premiums paid up to the annual target premium, plus 4% of additional premiums for the first policy year and lower thereafter. Additionally, broker/dealers will also receive asset-based commissions of up to 0.25% of the average monthly policy value (excluding any loan account value) during each policy year.

Generally, the distribution allowances/commissions paid on premiums for base coverage under the policy are greater than those paid on premiums for coverage under the Term Insurance Rider. Be aware of this and discuss with your agent/registered representative the right blend of base coverage and Term Insurance Rider coverage for you.

In addition to these distribution allowances/commissions, we may also pay other amounts to broker/dealers and/or their agents/registered representatives. These amounts may include:

- Loans or advances of commissions in anticipation of future receipt of premiums (a form of lending to agents/registered representatives). These loans may have advantageous terms, such as reduction or elimination of the interest charged on the loan and/or forgiveness of the principal amount of the loan, which may be conditioned on insurance sales;
- Wholesaler fees and marketing allowances based on aggregate commissions paid during the year;
- Education and training allowances to facilitate our attendance at certain educational and training meetings to provide information and training about our products. We also hold training programs from time to time at our own expense;
- Sponsor payments or reimbursements for broker/dealers to use in sales contests for their agents/registered representatives. We do not hold contests directly based on sales of this product; and
- Certain overrides, bonuses and other benefits may include cash compensation based on the amount of earned commissions, agent/representative recruiting and other activities that promote the sale of policies.

We pay dealer concessions, wholesaling fees, bonuses, overrides, other allowances and benefits and the costs of all other incentives or training programs from our resources which include sales charges.

The following list shows the top 25 selling firms that, during 2004, received the most, in the aggregate, from us in connection with the sale of all of our variable life insurance policies, ranked by total dollars received:

- Linsco/Private Ledger Corp.
- Raymond James Financial Services, Inc.
- H. Beck, Inc.
- Stanley Laman Group Securities, LLC
- Commonwealth Financial Network
- FSC Securities Corporation
- Securities Service Network, Inc.
- Lincoln Financial Advisors Corporation
- Institutional Securities Corp.
- Centaurus Financial, Inc.
- SII Investments, Inc.
- American Express Financial Advisors
- InterSecurities, Inc.
- AG Edwards & Sons
- PlanMember Securities Corporation
- MONY Securities Corporation
- Cambridge Investment Research, Inc.
- Underwriters Equity Corporation
- Oberlin Financial Corporation
- Financial Network Investments Corporation
- JJB Hilliard, WL Lyons, Inc.
- Westminster Financial Securities, Inc.
- ProEquities, Inc.
- Raymond James & Associates, Inc.
- Walnut Street Securities, Inc.

This is a general discussion of the types and levels of compensation paid by us for sales of our variable life insurance policies. Although some firms receive more compensation from us than others because of their volume of sales, you generally pay the same amount to purchase the policy regardless of which selling firm or agent/registered representative sells you the policy.

Trading - Industry Developments

Like many financial services companies, the company and certain of its U.S. affiliates ("ING U.S.") have received formal and informal requests for information from various governmental and self-regulatory agencies in connection with investigations related to trading of mutual fund shares. In each case ING U.S. has cooperated fully with each request. The company is also reviewing its policies and procedures in this area.

Legal Proceedings

We are not aware of any pending legal proceedings which involve the variable account as a party.

We are, or may be in the future, a defendant in various legal proceedings in connection with the normal conduct of our insurance operations. Some of these cases may seek class action status and may include a demand for punitive damages as well as for compensatory damages. In the opinion of management, the ultimate resolution of any existing legal proceeding is not likely to have a material adverse affect on our ability to meet our obligations under the policy.

ING America Equities, Inc., the principal underwriter and distributor of the policy, is not involved in any legal proceeding which, in the opinion of management, is likely to have a material adverse affect on its ability to distribute the policy.

Financial Statements

Financial statements of the variable account and the company are contained in the Statement of Additional Information. To request a free Statement of Additional Information, please contact our customer service center at the address or telephone number on the back of this prospectus.

APPENDIX A
Definition of Life Insurance Factors

Guideline Premium Test Factors

Attained Age	Factor	Attained Age	Factor	Attained Age	Factor	Attained Age	Factor	Attained Age	Factor
0-40	2.50	49	1.91	58	1.38	67	1.18	91	1.04
41	2.43	50	1.85	59	1.34	68	1.17	92	1.03
42	2.36	51	1.78	60	1.30	69	1.16	93	1.02
43	2.29	52	1.71	61	1.28	70	1.15	94	1.01
44	2.22	53	1.64	62	1.26	71	1.13	95 +	1.00
45	2.15	54	1.57	63	1.24	72	1.11		
46	2.09	55	1.50	64	1.22	73	1.09		
47	2.03	56	1.46	65	1.20	74	1.07		
48	1.97	57	1.42	66	1.19	75 - 90	1.05		

Cash Value Accumulation Test Factors

The cash value accumulation test factors vary according to the age, gender and risk class of the insured person.

Generally, the cash value accumulation test requires that a policy's death benefit must be sufficient so that the policy value does not at any time exceed the net single premium required to fund the policy's future benefits. The net single premium for a policy is calculated using a 4.00% interest rate and the 1980 Commissioner's Standard Ordinary Mortality Table and will vary according to the age, gender and risk class of the insured person. The factors for the cash value accumulation test are then equal to 1 divided by the net single premium per dollar of paid up whole life insurance for the applicable age, gender and risk class.

APPENDIX B
Funds Available Through the Variable Account

The following chart lists the funds, the investment advisers and subadvisers to the funds and summary information regarding the investment objective of each fund. For information about each fund's expenses, see the Fund Expense Table beginning on page 12 of this prospectus. More detailed information about the funds can be found in the current prospectus and Statement of Additional Information for each fund.

There is no assurance that the stated objectives and policies of any of the funds will be achieved. Shares of the funds will rise and fall in value and you could lose money by investing in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency. Except as noted, all funds are diversified, as defined under the 1940 Act.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
American Funds Insurance Series - Growth Fund (Class 2)	Investment Adviser: Capital Research and Management Company	Seeks growth of capital.
American Funds Insurance Series - Growth-Income Fund (Class 2)	Investment Adviser: Capital Research and Management Company	Seeks capital growth and income over time.
American Funds Insurance Series - International Fund (Class 2)	Investment Adviser: Capital Research and Management Company	Seeks growth of capital over time.
Fidelity® VIP Contrafund® Portfolio (Initial Class)	Investment Adviser: Fidelity Management & Research Company Subadvisers: Fidelity Management & Research (U.K.) Inc.; Fidelity Management & Research (Far East) Inc.; Fidelity Investments Japan Limited; FMR Co., Inc.	Seeks long-term capital appreciation.
Fidelity® VIP Equity-Income Portfolio (Initial Class)	Investment Adviser: Fidelity Management & Research Company Subadviser: FMR Co., Inc.	Seeks reasonable income.
Fidelity® VIP Growth Portfolio (Initial Class)	Investment Adviser: Fidelity Management & Research Company Subadviser: FMR Co., Inc.	Seeks to achieve capital appreciation.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
Fidelity® VIP High Income Portfolio (Initial Class)	Investment Adviser: Fidelity Management & Research Company Subadvisers: Fidelity Management & Research (U.K.) Inc.; Fidelity Management & Research (Far East) Inc.; Fidelity Investments Japan Limited; FMR Co., Inc.	Seeks a high level of current income while also considering growth of capital.
Fidelity® VIP Investment Grade Bond Portfolio (Initial Class)	Investment Adviser: Fidelity Management & Research Company Subadviser: Fidelity Investments Money Management, Inc.	Seeks as high a level of current income as is consistent with the preservation of capital.
ING AIM Mid Cap Growth Portfolio (Class S)	Investment Adviser: Directed Services, Inc. Subadviser: A I M Capital Management, Inc.	Seeks capital appreciation.
ING Alliance Mid-Cap Growth Portfolio (Class I)	Investment Adviser: Directed Services, Inc. Subadviser: Alliance Capital Management, L.P.	Seeks long-term total return.
ING Evergreen Health Sciences Portfolio (Class S)	Investment Adviser: Directed Services, Inc. Subadviser: Evergreen Investment Management Company, LLC	A *non-diversified* portfolio that seeks long-term capital growth.
ING Evergreen Omega Portfolio (Class I)	Investment Adviser: Directed Services, Inc. Subadviser: Evergreen Investment Management Company, LLC	Seeks long-term capital growth.
ING FMR^{SM} Earnings Growth Portfolio (Class I)	Investment Adviser: Directed Services, Inc. Subadviser: Fidelity Management & Research Co.	Seeks growth of capital over the long term.
ING Global Resources Portfolio (Class I)	Investment Adviser: Directed Services, Inc. Subadviser: Baring International Investment Limited	A *nondiversified* portfolio that seeks long-term capital appreciation.
ING JP Morgan Small Cap Equity Portfolio (Class I)	Investment Adviser: Directed Services, Inc. Subadviser: J.P. Morgan Investment Management Inc.	Seeks capital growth over the long term.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
ING JP Morgan Value Opportunities Portfolio (Class I)	Investment Adviser: Directed Services, Inc. Subadviser: J.P. Morgan Investment Management Inc.	Seeks to provide long-term capital appreciation.
ING Julius Baer Foreign Portfolio (Class I)	Investment Adviser: Directed Services, Inc. Subadviser: Julius Baer Investment Management, LLC	Seeks long-term growth of capital.
ING Legg Mason Value Portfolio (Class I)	Investment Adviser: Directed Services, Inc. Subadviser: Legg Mason Funds Management, Inc.	A non-diversified portfolio that seeks long-term growth of capital.
ING Limited Maturity Bond Portfolio (Class S)	Investment Adviser: Directed Services, Inc. Subadviser: ING Investment Management Co.	Seeks highest current income consistent with low risk to principal and liquidity and secondarily, seeks to enhance its total return through capital appreciation when market factors indicate that capital appreciation may be available without significant risk to principal.
ING Liquid Assets Portfolio (Class I)	Investment Adviser: Directed Services, Inc. Subadviser: ING Investment Management Co.	Seeks high level of current income consistent with the preservation of capital and liquidity.
ING MFS Mid Cap Growth Portfolio (Class I)	Investment Adviser: Directed Services, Inc. Subadviser: Massachusetts Financial Services Company	Seeks long-term growth of capital.
ING MFS Total Return Portfolio (Class I)	Investment Adviser: Directed Services, Inc. Subadviser: Massachusetts Financial Services Company	Seeks above-average income (compared to a portfolio entirely invested in equity securities) consistent with the prudent employment of capital.
ING MFS Utilities Portfolio (Class S)	Investment Adviser: Directed Services, Inc. Subadviser: Massachusetts Financial Services Company	A *non-diversified* portfolio that seeks capital growth and current income.
ING Marsico Growth Portfolio (Class I)	Investment Adviser: Directed Services, Inc. Subadviser: Marsico Capital Management, LLC	Seeks capital appreciation.
ING Marsico International Opportunities Portfolio (Class I)	Investment Adviser: Directed Services, Inc. Subadviser: Marsico Capital Management, LLC	Seeks long-term growth of capital.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
ING Mercury Focus Value Portfolio (Class I)	Investment Adviser: Directed Services, Inc. Subadviser: Mercury Advisors	Seeks long-term growth of capital.
ING Mercury Large Cap Growth Portfolio (Class S)	Investment Adviser: Directed Services, Inc. Subadviser: Mercury Advisors	Seeks long-term growth of capital.
ING Oppenheimer Main Street Portfolio® (Class I)	Investment Adviser: Directed Services, Inc. Subadviser: OppenheimerFunds, Inc.	Seeks long-term growth of capial and future income.
ING Pioneer Fund Portfolio (Class S)	Investment Adviser: Directed Services, Inc. Subadviser: Pioneer Investment Management, Inc.	Seeks reasonable income and capital growth.
ING Pioneer Mid Cap Value Portfolio (Class I)	Investment Adviser: Directed Services, Inc. Subadviser: Pioneer Investment Management, Inc.	Seeks capital appreciation.
ING Salomon Brothers Investors Portfolio (Class I)	Investment Adviser: Directed Services, Inc. Subadviser: Salomon Brothers Asset Management Inc.	Seeks long-term growth of capital.
ING Stock Index Portfolio (Class I)	Investment Adviser: Directed Services, Inc. Subadviser: ING Investment Management Co.	Seeks total return.
ING T. Rowe Price Capital Appreciation Portfolio (Class I)	Investment Adviser: Directed Services, Inc. Subadviser: T. Rowe Price Associates, Inc.	Seeks, over the long-term, a high total investment return, consistent with the preservation of capital and prudent investment risk.
ING T. Rowe Price Equity Income Portfolio (Class S)	Investment Adviser: Directed Services, Inc. Subadviser: T. Rowe Price Associates, Inc.	Seeks substantial dividend income as well as long-term growth of capital.
ING UBS U.S. Allocation Portfolio (Class S)	Investment Adviser: Directed Services, Inc. Subadviser: UBS Global Asset Management (Americas) Inc.	Seeks to maximize total return over the long term by allocating its assets among stocks, bonds, short-term instruments and other investments.
ING Van Kampen Equity Growth Portfolio (Class I)	Investment Adviser: Directed Services, Inc. Subadviser: Morgan Stanley Investment Management, Inc. (d/b/a Van Kampen)	Seeks long-term capital appreciation.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
ING Van Kampen Growth and Income Portfolio (Class S)	<u>Investment Adviser</u>: Directed Services, Inc. <u>Subadviser</u>: Morgan Stanley Investment Management, Inc. (d/b/a Van Kampen)	Seeks long-term growth of capital and income.
ING American Century Large Company Value Portfolio (Initial Class)	<u>Investment Adviser</u>: ING Life Insurance and Annuity Company <u>Subadviser</u>: American Century Investment Management, Inc.	Seeks long-term capital growth; income is a secondary objective.
ING American Century Select Portfolio (Initial Class)	<u>Investment Adviser</u>: ING Life Insurance and Annuity Company <u>Subadviser</u>: American Century Investment Management, Inc.	Seeks long-term capital appreciation.
ING American Century Small Cap Value Portfolio (Initial Class)	<u>Investment Adviser</u>: ING Life Insurance and Annuity Company <u>Subadviser</u>: American Century Investment Management, Inc.	Seeks long-term growth of capital; income is a secondary objective.
ING Baron Small Cap Growth Portfolio (Initial Class)	<u>Investment Adviser</u>: ING Life Insurance and Annuity Company <u>Subadviser</u>: BAMCO, Inc.	Seeks capital appreciation.
ING Fundamental Research Portfolio (Initial Class)	<u>Investment Adviser</u>: ING Life Insurance and Annuity Company <u>Subadviser</u>: ING Investment Management Co.	Seeks to maximize total return through investments in a diversified portfolio of common stocks and securities convertible into common stock.
ING JP Morgan Mid Cap Value Portfolio (Initial Class)	<u>Investment Adviser</u>: ING Life Insurance and Annuity Company <u>Subadviser</u>: J. P. Morgan Investment Management Inc.	Seeks growth from capital appreciation.
ING Oppenheimer Global Portfolio (Initial Class)	<u>Investment Adviser</u>: ING Life Insurance and Annuity Company <u>Subadviser</u>: OppenheimerFunds, Inc.	Seeks capital appreciation.
ING Oppenheimer Strategic Income Portfolio (Service Class)	<u>Investment Adviser</u>: ING Life Insurance and Annuity Company <u>Subadviser</u>: OppenheimerFunds, Inc.	Seeks a high level of current income principally derived from interest on debt securities.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
ING PIMCO Total Return Portfolio (Initial Class)	<u>Investment Adviser</u>: ING Life Insurance and Annuity Company <u>Subadviser</u>: Pacific Investment Management Company LLC	Seeks maximum total return, consistent with capital preservation and prudent investment management.
ING Salomon Brothers Aggressive Growth Portfolio (Initial Class)	<u>Investment Adviser</u>: ING Life Insurance and Annuity Company <u>Subadviser</u>: Salomon Brothers Asset Management Inc.	Seeks long-term growth of capital.
ING T. Rowe Price Diversified Mid Cap Growth Portfolio (Initial Class)	<u>Investment Adviser</u>: ING Life Insurance and Annuity Company <u>Subadviser</u>: T. Rowe Price Associates, Inc.	Seeks long-term capital appreciation.
ING UBS U.S. Large Cap Equity Portfolio (Initial Class)	<u>Investment Adviser</u>: ING Life Insurance and Annuity Company <u>Subadviser</u>: UBS Global Asset Management (Americas) Inc.	Seeks long-term growth of capital and future income.
ING Van Kampen Comstock Portfolio (Initial Class)	<u>Investment Adviser</u>: ING Life Insurance and Annuity Company <u>Subadviser</u>: Morgan Stanley Investment Management, Inc. (d/b/a Van Kampen)	Seeks capital growth and income.
ING Van Kampen Equity and Income Portfolio (Initial Class)	<u>Investment Adviser</u>: ING Life Insurance and Annuity Company <u>Subadviser</u>: Morgan Stanley Investment Management, Inc. (d/b/a Van Kampen)	Seeks total return, consisting of long-term capital appreciation and current income.
ING VP Intermediate Bond Portfolio (Class I)	<u>Investment Adviser</u>: ING Investments, LLC <u>Subadviser</u>: ING Investment Management Co.	Seeks to maximize total return consistent with reasonable risk.
ING VP Strategic Allocation Balanced Portfolio (Class I)	<u>Investment Adviser</u>: ING Investments, LLC <u>Subadviser</u>: ING Investment Management Co.	Seeks to provide total return (i.e., income and capital appreciation, both realized and unrealized).
ING VP Strategic Allocation Growth Portfolio (Class I)	<u>Investment Adviser</u>: ING Investments, LLC <u>Subadviser</u>: ING Investment Management Co.	Seeks to provide capital appreciation.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
ING VP Strategic Allocation Income Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks to provide total return consistent with preservation of capital.
ING VP Index Plus LargeCap Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks to outperform the total return performance of the Standard & Poor's 500 Composite Index (S&P 500), while maintaining a market level of risk.
ING VP Index Plus MidCap Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks to outperform the total return performance of the Standard & Poor's MidCap 400 Index (S&P 400), while maintaining a market level of risk.
ING VP Index Plus SmallCap Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks to outperform the total return performance of the Standard and Poor's SmallCap 600 Index (S&P 600), while maintaining a market level of risk.
ING VP High Yield Bond Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks to provide investors with a high level of current income and total return.
ING VP Real Estate Portfolio (Class S)	Investment Adviser: ING Investments, LLC Subadviser: Clarion Real Estate Securities L.P.	Seeks total return.
ING VP SmallCap Opportunitiesrtfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks long-term capital appreciation.
Neuberger Berman AMT Growth Portfolio (Class I)	Investment Adviser: Neuberger Berman Management Inc. Subadviser: Neuberger Berman, LLC	Seeks growth of capital.
Neuberger Berman AMT Limited Maturity Bond Portfolio (Class I)	Investment Adviser: Neuberger Berman Management Inc. Subadviser: Neuberger Berman, LLC	Seeks the highest available current income consistent with liquidity and low risk to principal; total return is secondary goal.
Neuberger Berman AMT Socially Responsive Portfolio (Class I)	Investment Adviser: Neuberger Berman Management Inc. Subadviser: Neuberger Berman, LLC	Seeks long-term growth of capital by investing primarily in securities of companies that meet the fund's financial criteria and social policy.

MORE INFORMATION IS AVAILABLE

If you would like more information about us, the variable account or the policy, the following documents are available free upon request:

- **Statement of Additional Information ("SAI")** - The SAI contains more specific information about the variable account and the policy, as well as the financial statements of the variable account and the company. The SAI is incorporated by reference into (made legally part of) this prospectus. The following is the Table of Contents for the SAI:

- **A personalized illustration of policy benefits** - A personalized illustration can help you understand how the policy works, given the policy's fees and charges along with the investment options, features and benefits and optional benefits you select. A personalized illustration can also help you compare the policy's death benefits, policy value and surrender value with other life insurance policies based on the same or similar assumptions. We reserve the right to assess a fee of up to $50 for each personalized illustration you request after the first each policy year. **See Excess Illustration Fee, page 27.**

To request a free SAI or personalized illustration of policy benefits or to make other inquiries about the policy, please contact us at our:

Customer Service Center
P.O. Box 5011
2000 21ˢᵗ Avenue NW
Minot, North Dakota 58703
1-877-886-5050
www.ingservicecenter.com

Additional information about us, the variable account or the policy (including the SAI) can be reviewed and copied from the SEC's Internet website (www.sec.gov) or at the SEC's Public Reference Room in Washington, DC. Copies of this additional information may also be obtained, upon payment of a duplicating fee, by writing the SEC's Public Reference Room at 450 Fifth Street, NW, Washington, DC 20549-0102. More information about operation of the SEC's Public Reference Room can be obtained by calling 202-942-8090.

1940 Act File No. 811-04208
1933 Act file No. 333-69431

VARIABLE UNIVERSAL LIFE INSURANCE POLICY
VARIABLE ANNUITY CONTRACT
PROSPECTUS SUPPLEMENT
issued by
RELIASTAR LIFE INSURANCE COMPANY
and its
SELECT★LIFE VARIABLE ACCOUNT
RELIASTAR SELECT VARIABLE ACCOUNT

Supplement dated April 29, 2005, to your prospectus dated April 29, 2005. Please read it carefully and keep it with your prospectus for future reference.

_____

The "Trading - Industry Developments" section of the prospectus is hereby deleted and replaced with the following:

Trading - Industry Developments

Regulatory Matters

As with many financial services companies, ReliaStar Life Insurance Company ("the company") and its affiliates have received informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the financial services industry. In each case, the company and its affiliates have been and are providing full cooperation.

Fund Regulatory Issues

Since 2002, there has been increased governmental and regulatory activity relating to mutual funds and variable insurance products. This activity has primarily focused on inappropriate trading of fund shares, revenue sharing and directed brokerage, compensation, sales practices and suitability, arrangements with service providers, pricing, compliance and controls, and adequacy of disclosure.

In addition to responding to governmental and regulatory requests on fund regulatory issues, ING management, on its own initiative, conducted, through special counsel and a national accounting firm, an extensive internal review of mutual fund trading in ING insurance, retirement, and mutual fund products. The goal of this review was to identify any instances of inappropriate trading in those products by third parties or by ING investment professionals and other ING personnel.

The internal review identified several isolated arrangements allowing third parties to engage in frequent trading of mutual funds within the variable insurance and mutual fund products of ING, and identified other circumstances where frequent trading occurred despite measures taken by ING intended to combat market timing. Each of the arrangements has been terminated and disclosed to regulators, to the independent trustees of ING Funds (U.S.) and in reports previously filed by affiliates of the company with the SEC pursuant to the Securities Exchange Act of 1934, as amended.

An affiliate of the company, ING Funds Distributors, LLC ("IFD") has received notice from the staff of the National Association of Securities Dealers ("NASD") that the staff has made a preliminary determination to recommend that disciplinary action be brought against IFD and one of its registered persons for violations of the NASD Conduct Rules and federal securities laws in connection with frequent trading arrangements.

Other regulators, including the SEC and the New York Attorney General, are also likely to take some action with respect to the company or certain affiliates before concluding their investigation of ING relating to fund trading. The potential outcome of such action is difficult to predict but could subject the company or certain affiliates to adverse consequences, including, but not limited to, settlement payments, penalties, and other financial liability. It is not currently anticipated, however, that the actual outcome of such action will have a material adverse effect on ING or ING's U.S.-based operations, including the company.

ING has agreed to indemnify and hold harmless the ING Funds from all damages resulting from wrongful conduct by ING or its employees or from ING's internal investigation, any investigations conducted by any governmental or self-regulatory agencies, litigation or other formal proceedings, including any proceedings by the Securities and Exchange Commission ("SEC"). Management reported to the ING Funds Board that ING management believes that the total amount of any indemnification obligations will not be material to ING or ING's U.S.-based operations, including the company.

Other Regulatory Matters

The New York Attorney General and other regulators are also conducting broad inquiries and investigations involving the insurance industry. These initiatives currently focus on, among other things, compensation and other sales incentives, potential conflicts of interest, potential anti-competitive activity, marketing practices, certain financial reinsurance arrangements, and disclosure. It is likely that the scope of these investigations will further broaden before the investigations are concluded. U.S. affiliates of ING have received formal and informal requests in connection with such investigations, and are cooperating fully with each request for information.

These initiatives may result in new legislation and regulation that could significantly affect the financial services industry, including businesses in which the company is engaged.

In light of these and other developments, U.S. affiliates of ING, including the company, periodically review whether modifications to their business practices are appropriate.

Prospectus Supplement

ReliaStar Life Insurance Company and its Select★Life Variable Account

Supplement dated April 29, 2005, to your prospectus dated April 29, 2005. Please read it carefully and keep it with your product prospectus for future reference.

IMPORTANT INFORMATION REGARDING FUND CLOSINGS

Before April 29, 2005, the following funds were available through the policy:

- AIM V.I. Dent Demographic Trends Fund (Series I)
- Alger American Growth Portfolio (Class O)
- Alger American Leveraged AllCap Portfolio (Class O)
- Alger American MidCap Growth Portfolio (Class O)
- ING International Portfolio (Class S)
- ING MFS Mid Cap Growth Portfolio (Class S)
- ING Marsico Growth Portfolio (Class S)
- ING T. Rowe Price Equity Income Portfolio (Class S)
- ING Van Kampen Real Estate Portfolio (Class I)
- ING PIMCO Total Return Portfolio (Service Class)
- ING Salomon Brothers Aggressive Growth Portfolio (Service Class)
- ING VP Disciplined LargeCap Portfolio (Class I)
- ING VP International Value Portfolio (Class I)
- ING VP MagnaCap Portfolio (Class I)
- ING VP MidCap Opportunities Portfolio (Class I)
- Janus Aspen International Growth Portfolio (Institutional Shares)
- Premier VIT OpCap Equity Portfolio
- Premier VIT OpCap Global Equity Portfolio
- Premier VIT OpCap Managed Portfolio
- Premier VIT OpCap Small Cap Portfolio
- Pioneer Mid Cap Value VCT Portfolio (Class I)
- Pioneer Small Cap Value VCT Portfolio (Class I)
- Putnam VT Growth and Income Fund (Class IA)
- Putnam VT New Opportunities Fund (Class IA)
- Putnam VT Small Cap Value Fund (Class IA)
- Putnam VT Voyager Fund (Class IA)

Effective April 29, 2005, these funds were closed to new policy owners, and going forward, only existing policy owners with policies dated before that date are allowed to allocate policy values to these funds.

More information about these funds is contained in the tables below.

Fund Expense Table.[1] The following table shows the investment advisory fees and other expenses charged annually by each fund. Fund fees are one of the factors that impact the value of a fund share. To learn about additional factors, please see the fund prospectuses. The following figures are a percentage of the average net assets of each fund as of December 31, 2004.

Fund Name	Management Fees	Distribution (12b-1) Fees	Other Expenses	Total Gross Annual Fund Expenses	Fees and Expenses Waived or Reimbursed	Total Net Annual Fund Expenses
AIM V.I. Dent Demographic Trends Fund (Series I) [*, 2, 3]	0.77%	--	0.37%	1.14%	0.08%	1.06%
Alger American Growth Portfolio (Class O)	0.75%	--	0.10%	0.85%	--	0.85%
Alger American Leveraged AllCap Portfolio (Class O)	0.85%	--	0.12%	0.97%	--	0.97%
Alger American MidCap Growth Portfolio (Class O)	0.80%	--	0.12%	0.92%	--	0.92%
ING International Portfolio (Class S) [4]	1.00%	--	0.26%	1.26%	--	1.26%
ING MFS Mid Cap Growth Portfolio (Class S) [4, 5, 6]	0.64%	--	0.25%	0.89%	--	0.89%
ING Marsico Growth Portfolio (Class S) [4, 5]	0.77%	--	0.26%	1.03%	--	1.03%
ING T. Rowe Price Equity Income Portfolio (Class S) [4, 5]	0.66%	--	0.26%	0.92%	--	0.92%
ING Van Kampen Real Estate Portfolio (Class I) [7]	0.66%	--	0.01%	0.67%	--	0.67%
ING PIMCO Total Return Portfolio (Service Class) [8]	0.50%	--	0.60%	1.10%	--	1.10%
ING Salomon Brothers Aggressive Growth Portfolio (Service Class) [8]	0.70%	--	0.37%	1.07%	--	1.07%
ING VP Disciplined LargeCap Portfolio (Class I) [9, 10]	0.75%	--	0.23%	0.98%	0.08%	0.90%
ING VP International Value Portfolio (Class I) [9, 10]	1.00%	--	0.22%	1.22%	0.22%	1.00%
ING VP MagnaCap Portfolio (Class I) [9, 10]	0.75%	--	0.29%	1.04%	0.14%	0.90%
ING VP MidCap Opportunities Portfolio (Class I) [9, 10]	0.75%	--	0.21%	0.96%	0.02%	0.94%
Janus Aspen International Growth Portfolio (Institutional Shares) [11]	0.64%	--	0.04%	0.68%	--	0.68%
OpCap Equity Portfolio [12]	0.80%	--	0.23%	1.03%	0.02%	1.01%
OpCap Global Equity Portfolio [12]	0.80%	--	0.46%	1.26%	--	1.26%
OpCap Managed Portfolio [12]	0.80%	--	0.12%	0.92%	--	0.92%
OpCap Small Cap Portfolio [12]	0.80%	--	0.11%	0.91%	--	0.91%
Pioneer Mid Cap Value VCT Portfolio (Class I)	0.65%	--	0.07%	0.72%	--	0.72%
Pioneer Small Cap Value VCT Portfolio (Class I) [13]	0.75%	--	0.78%	1.53%	0.28%	1.25%

Fund Name	Management Fees	Distribution (12b-1) Fees	Other Expenses	Total Gross Annual Fund Expenses	Fees and Expenses Waived or Reimbursed	Total Net Annual Fund Expenses
Putnam VT Growth and Income Fund (Class IA)	0.48%	N/A	0.06%	0.54%	--	0.54%
Putnam VT New Opportunities Fund (Class IA)	0.60%	N/A	0.09%	0.69%	--	0.69%
Putnam VT Small Cap Value Fund (Class IA)	0.77%	N/A	0.15%	0.85%	--	0.85%
Putnam VT Voyager Fund (Class IA)	0.56%	N/A	0.08%	0.64%	--	0.64%

*   On or about July 1, 2005, the AIM V.I. Dent Demographic Trends Fund (Series I Shares) will be renamed AIM V.I. Demographic Trends Fund (Series I Shares). All references to AIM V.I. Dent Demographic Trends Fund (Series I Shares) will be replaced with AIM V.I. Demographic Trends Fund (Series I Shares).

1   The company or its U.S. affiliates receives varying levels of revenue from each of the funds available through the policy. **See Fund Fees and Expenses for additional information**.

2   The Fund's advisor has contractually agreed to waive advisory fees and/or reimburse expenses of Series I shares to the extent necessary to limit Total Annual Fund Operating Expenses (excluding certain items as discussed in the fund's prospectus) of Series I shares to 1.30% of average daily net assets for each series portfolio of AIM Variable Insurance Funds. The expense limitation agreements are in effect through April 30, 2006. Please refer to the fund's prospectus for more detailed information.

3   Effective January 1, 2005 through December 31, 2009, the Fund's advisor has contractually agreed to waive a portion of its advisory fees. The fee waiver reflects this agreement. (See "Fund Management-Advisor Compensation" in the Fund's prospectus.)

4   The amounts shown are estimated operating expenses for Class S shares of each Portfolio as a ratio of expenses to average daily net assets based on each Portfolio's actual operating expenses for Class S shares for its most recently completed fiscal year, as adjusted for contractual changes, if any, and fee waivers to which Directed Services, Inc. (DSI) as adviser to each Portfolio, has agreed for each Portfolio for the current fiscal year. Other Expenses for each Portfolio include a Shareholder Services fee of 0.25%. Through a "bundled fee" arrangement, DSI, the Trust's manager, is paid a single fee for advisory, administrative, custodial, transfer agency, auditing and legal services necessary for the ordinary operation of the Portfolios. The Portfolios would also bear any extraordinary expenses.

5   A portion of the brokerage commissions that the ING MFS Mid Cap Growth, ING Marsico Growth and ING T. Rowe Price Equity Income Portfolios pay is used to reduce each Portfolio's expenses. Including these reductions and the MFS Voluntary Management fee waiver the Total Annual Fund Operating Expenses for each Portfolio for the year ended December 31, 2004 would have been 0.87%, 1.00% and 0.91%, respectively. This arrangement may be discontinued at any time.

6   Directed Services, Inc. (DSI) has voluntarily agreed to waive a portion of its management fee for ING MFS Mid Cap Growth Portfolio. Including this waiver, the Net Annual Fund Operating Expenses for the Portfolio for the year ended December 31, 2004, would have been 0.87%. This arrangement may be discontinued by DSI at any time.

7   The amounts shown are estimated operating expenses for Class I shares of the Portfolio as a ratio of expenses to average daily net assets. These estimates are based on the Portfolio's actual operating expenses for Class I shares for its most recently completed fiscal year, as adjusted for contractual changes, if any, and fee waivers to which DSI, as adviser to the Portfolio, has agreed for the Portfolio for the current fiscal year. Through a "bundled fee" arrangement, DSI, the Trust's manager, is paid a single fee for advisory, administrative, custodial, transfer agency, auditing and legal services necessary for the ordinary operation of the Portfolio. The Portfolio would also bear any extraordinary expenses.

8   Other Expenses include a Shareholder Services fee of 0.25%.

9   The amounts shown are the estimated operating expenses for Class I shares of each Portfolio as a ratio of expenses to average daily net assets. These estimates are based on each Portfolio's actual operating expenses for its most recently completed fiscal year, as adjusted for contractual changes, if any, and fee waivers to which ING Investments, LLC, the investment adviser to each Portfolio, has agreed for each Portfolio for the current fiscal year.

10   ING Funds Services, LLC receives an annual administration fee (included in Other Expenses) equal to 0.10% of each Portfolio's average daily net assets. ING Investments, LLC has entered into a written expense limitation agreement with ING Variable Products Trust under which it will limit expenses of the Portfolios, excluding interest, taxes, brokerage and extraordinary expenses, subject to possible recoupment by ING Investments, LLC within three years. The amount of each Portfolio's expenses waived, reimbursed or recouped during the last fiscal year by ING Investments, LLC is shown under the heading Fees and Expenses Waived or Reimbursed. For each Portfolio, the expense limits will continue through at least May 1, 2006. For further information regarding the expense limitation agreements, see the Fund's prospectus.

11   All of the fees and expense shown were determined based on net assets as of the fiscal year ended December 31, 2004, restated to reflect reductions in the Portfolios' management fees effective July 1, 2004. All expenses are shown without the effect of expense offset arrangements.

12   Management (Advisory) Fees reflect effective management fees before taking into effect any fee waiver. Other Expenses are shown before expense offsets afforded the Portfolios. Total Annual Fund Operating Expenses for the Equity, Managed and Small Cap Portfolios are contractually limited by OpCap Advisors so that their respective annualized operating expenses (net of any expense offset by earnings credits from the custodian bank) do not exceed 1.00% of average deily net assets. Total Annual Fund Operating Expenses for the Global Equity Portfolio (net of any expense offset by earnings credit from the custodian bank) are contractually limited to 1.25% of average daily net assets. This agreement will be in effect through at least December 31, 2015. Inclusive of custody expenses offset by custody credits earned on cash balances at the custodian bank.

13   The expenses in the table above reflect the contractual expense limitation in effect through May 1, 2006 under which Pioneer has agreed not to impose all or a portion of its management fee and, if necessary, to limit other ordinary operating expenses to the extent required to reduce Class I expenses to 1.25% of the average daily net assets attributable to Class I shares.

Fund Investment Advisers and Investment Objectives. The following information lists the investment advisers and subadvisers and information regarding the investment objectives of the funds referenced above. More detailed information about these funds can be found in the current prospectus and Statement of Additional Information for each fund.

There is no assurance that the stated objectives and policies of any of the funds will be achieved. Shares of the funds will rise and fall in value and you could lose money by investing in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency. Except as noted, all funds are diversified, as defined under the 1940 Act.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
AIM V.I. Dent Demographic Trends Fund (Series I)	Investment Adviser: * A I M Advisors, Inc. Subadviser: H.S. Dent Advisors, Inc.	Seeks long-term growth of capital.
Alger American Growth Portfolio (Class O)	Investment Adviser: Fred Alger Management, Inc.	Seeks long-term capital appreciation.
Alger American Leveraged AllCap Portfolio (Class O)	Investment Adviser: Fred Alger Management, Inc.	Seeks long-term capital appreciation.
Alger American MidCap Growth Portfolio (Class O)	Investment Adviser: Fred Alger Management, Inc.	Seeks long-term capital appreciation.
ING International Portfolio (Class S)	Investment Adviser: Directed Services, Inc. Subadviser: ING Investment Management Co.	Seeks long-term growth of capital.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
ING MFS Mid Cap Growth Portfolio (Class S)	<u>Investment Adviser:</u> Directed Services, Inc. <u>Subadviser:</u> Massachusetts Financial Services Company	Seeks long-term growth of capital.
ING Marsico Growth (Class S)	<u>Investment Adviser:</u> Directed Services, Inc. <u>Subadviser:</u> Marsico Capital Management, LLC	Seeks capital appreciation.
ING T. Rowe Price Equity Income Portfolio (Class S)	<u>Investment Adviser:</u> Directed Services, Inc. <u>Subadviser:</u> T. Rowe Price Associates, Inc.	Seeks substantial dividend income as well as long-term growth of capital.
ING Van Kampen Real Estate Portfolio (Class I)	<u>Investment Adviser:</u> Directed Services, Inc. <u>Subadviser:</u> Morgan Stanley Investment Management, In. (d/b/a Van Kampen)	A *nondiversified* portfolio that seeks capital appreciation and secondarily seeks current income.
ING PIMCO Total Return Portfolio (Service Class)	<u>Investment Adviser:</u> ING Life Insurance and Annuity Company <u>Subadviser:</u> Pacific Investment Management Company LLC	Seeks maximum total return, consistent with capital preservation and prudent investment management.
ING Salomon Brothers Aggeressive Growth Portfolio (Service Class)	<u>Investment Adviser:</u> ING Life Insurance and Annuity Company <u>Subadviser:</u> Salamon Brothers Asset Management Inc.	Seeks long-term growth of capital.
ING VP Disciplined LargeCap Portfolio (Class I)	<u>Investment Adviser:</u> ING Investments, LLC <u>Subadviser:</u> ING Investment Management Co.	Seeks capital appreciation.
ING VP International Value Portfolio (Class I)	<u>Investment Adviser:</u> ING Investments, LLC <u>Subadviser:</u> ING Investment Management Co.	Seeks capital appreciation.
ING VP MagnaCap Portfolio (Class I)	<u>Investment Adviser:</u> ING Investments, LLC <u>Subadviser:</u> ING Investment Management Co.	Seeks growth of capital, with dividend income as a secondary consideration.
ING VP MidCap Opportunities Portfolio (Class I)	<u>Investment Adviser:</u> ING Investments, LLC <u>Subadviser:</u> ING Investment Management Co.	Seeks long-term capital appreciation.
Janus Aspen International Growth Portfolio (Institutional Shares)	<u>Investment Adviser:</u> Janus Capital	Seeks long-term growth of capital.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
OpCap Equity Portfolio	Investment Adviser: OpCap Advisors LLC Subadviser: Oppenheimer Capital LLC	Seeks long term capital appreciation.
OpCap Global Equity Portfolio	Investment Adviser: OpCap Advisors LLC Subadviser: Oppenheimer Capital LLC	Seeks long term capital appreciation.
Op Cap Managed Portfolio	Investment Adviser: OpCap Advisors LLC Subadviser: Pacific Investment Management Company LLC/Oppenheimer Capital LLC	Seeks growth of capital over time.
OpCap Small Cap Portfolio	Investment Adviser: OpCap Advisors LLC Subadviser: Oppenheimer Capital LLC	Seeks capital appreciation.
Pioneer Mid Cap Value VCT Portfolio (Class I)	Investment Adviser: Pioneer Investment Management, Inc.	Seeks capital appreciation by investing in a diversified portfolio of securities consisting primarily of common stocks.
Pioneer Small Cap Value VCT Portfolio (Class I)	Investment Adviser: Pioneer Investment Management, Inc.	Seeks capital growth by investing in a diversified portfolio of securities consisting primarily of equity securities of small companies.
Putnam VT Growth and Income Fund (Class IA)	Investment Adviser: Putnam Investment Management, LLC	Seeks capital growth and current income.
Putnam VT New Opportunities Fund (Class IA)	Investment Adviser: Putnam Investment Management, LLC	Seeks long-term capital appreciation.
Putnam VT Small Cap Value Fund (Class IA)	Investment Adviser: Putnam Investment Management, LLC	Seeks capital appreciation.
Putnam VT Voyager Fund (Class IA)	Investment Adviser: Putnam Investment Management, LLC	Seeks capital appreciation..

*   Effective July 1, 2005, H.S. Dent Advisors, Inc. will no longer serve as subadviser to the AIM V.I. Dent Demographic Tends Fund and the reference to H.S. Dent Advisors, Inc. as the portfolio's subadviser will be deleted.

PART B
INFORMATION REQUIRED IN A STATEMENT OF ADDITIONAL INFORMATION

SELECT★LIFE VARIABLE ACCOUNT
OF
RELIASTAR LIFE INSURANCE COMPANY

Statement of Additional Information dated April 29, 2005

FLEXDESIGN® VUL
Variable Universal Life Insurance Policy

This Statement of Additional Information is not a prospectus and should be read in conjunction with the current ING FlexDesign® VUL prospectus dated April 29, 2005. The policy offered in connection with the prospectus is a flexible premium variable universal life insurance policy funded through the Select★Life Variable Account.

A free prospectus is available upon request by contacting the ReliaStar Life Insurance Company's customer service center at P.O. Box 5011, 2000 21st Avenue NW, Minot, North Dakota 58703, by calling 1-877-886-5050 or by accessing the SEC's website at www.sec.gov.

Read the prospectus before you invest. Unless otherwise indicated, terms used in this Statement of Additional Information shall have the same meaning as in the prospectus.

TABLE OF CONTENTS

GENERAL INFORMATION AND HISTORY

ReliaStar Life Insurance Company (the "company," "we," "us," "our") issues the policy described in the prospectus and is responsible for providing each policy's insurance benefits. We are a stock life insurance company organized in 1885 and incorporated under the laws of the State of Minnesota and an indirect, wholly owned subsidiary of ING Groep N.V. ("ING"), a global financial institution active in the fields of insurance, banking and asset management. ING is headquartered in Amsterdam, The Netherlands. We are engaged in the business of issuing insurance policies. Our home office is located at 20 Washington Avenue South, Minneapolis, Minnesota 55401.

We established the Select★Life Variable Account (the "variable account") on October 11, 1984, under the laws of the State of Minnesota for the purpose of funding variable life insurance policies issued by us. The variable account is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company Act of 1940, as amended. Premium payments may be allocated to one or more of the available subaccounts of the variable account. Each subaccount invests in shares of a corresponding fund at net asset value. We may make additions to, deletions from or substitutions of available funds as permitted by law and subject to the conditions of the policy.

Other than the policy owner fees and charges described in the prospectus, all expenses incurred in the operations of the variable account are borne by the company. We do, however, receive compensation for certain recordkeeping, administration or other services from the funds or affiliates of the funds available through the policies. **See Fees and Charges, page 26, in the prospectus.**

The company maintains custody of the assets of the variable account. As custodian, the company holds cash balances for the variable account pending investment in the funds or distribution. The funds in whose shares the assets of the subaccounts of the variable account are invested each have custodians, as discussed in the respective fund prospectuses.

PERFORMANCE REPORTING AND ADVERTISING

Information regarding the past, or historical, performance of the subaccounts of the variable account and the funds available for investment through the subaccounts of the variable account may appear in advertisements, sales literature or reports to policy owners or prospective purchasers. SUCH PERFORMANCE INFORMATION FOR THE SUBACCOUNTS WILL REFLECT THE DEDUCTION OF ALL FUND FEES AND CHARGES, INCLUDING INVESTMENT MANAGEMENT FEES, DISTRIBUTION (12B-1) FEES AND OTHER EXPENSES BUT WILL NOT REFLECT DEDUCTIONS FOR ANY POLICY FEES AND CHARGES. IF THE POLICY'S PREMIUM EXPENSE, COST OF INSURANCE, ADMINISTRATIVE AND MORTALITY AND EXPENSE RISK CHARGES AND THE OTHER TRANSACTION, PERIODIC OR OPTIONAL BENEFITS FEES AND CHARGES WERE DEDUCTED, THE PERFORMANCE SHOWN WOULD BE SIGNIFICANTLY LOWER.

With respect to performance reporting it is important to remember that past performance does not guarantee future results. Current performance may be higher or lower than the performance shown and actual investment returns and principal values will fluctuate so that shares and/or units, at redemption, may be worth more or less than their original cost.

Performance history of the subaccounts of the variable account and the corresponding funds is measured by comparing the value at the beginning of the period to the value at the end of the period. Performance is usually calculated for periods of one month, three months, year-to-date, one year, three years, five years, ten years (if the fund has been in existence for these periods) and since the inception date of the fund (if the fund has been in existence for less than ten years). We may provide performance information showing average annual total returns for periods prior to the date a subaccount commenced operation. We will calculate such performance information based on the assumption that the subaccounts were in existence for the same periods as those indicated for the funds, with the level of charges at the variable account level that were in effect at the inception of the subaccounts. Performance information will be specific to the class of fund shares offered through the policy, however, for periods prior to the date a class of fund shares commenced operations, performance information may be based on a different class of shares of the same fund. In this case, performance for the periods prior to the date a class of fund shares commenced operations will be adjusted by the fund fees and expenses associated with the class of fund shares offered through the policy.

We may compare performance of the subaccounts and/or the funds as reported from time to time in advertisements and sales literature to other variable life insurance issuers in general; to the performance of particular types of variable life insurance policies investing in mutual funds; or to investment series of mutual funds with investment objectives similar to each of the subaccounts, whose performance is reported by Lipper Analytical Services, Inc. ("Lipper") and Morningstar. Inc. ("Morningstar") or reported by other series, companies, individuals or other industry or financial publications of general interest, such as *Forbes, Money, The Wall Street Journal, Business Week, Barron's, Kiplinger's and Fortune*. Lipper and Morningstar are independent services which monitor and rank the performances of variable life insurance issuers in each of the major categories of investment objectives on an industry-wide basis.

Lipper's and Morningstar's rankings include variable annuity issuers as well as variable life insurance issuers. The performance analysis prepared by Lipper and Morningstar ranks such issuers on the basis of total return, assuming reinvestment of distributions, but does not take sales charges, redemption fees or certain expense deductions at the separate account level into consideration. We may also compare the performance of each subaccount in advertising and sales literature to the Standard & Poor's Index of 500 common stocks and the Dow Jones Industrials, which are widely used measures of stock market performance. We may also compare the performance of each subaccount to other widely recognized indices. Unmanaged indices may assume the reinvestment of dividends, but typically do not reflect any "deduction" for the expense of operating or managing an investment portfolio.

To help you better understand how your policy's death benefits, policy value and surrender value will vary over time under different sets of assumptions, we encourage you to obtain a personalized illustration. Personalized illustrations will assume deductions for fund expenses and policy and variable account charges. We will base these illustrations on the age and risk classification of the insured person and other factors such as the amount of insurance coverage, death benefit option, premiums and rates of return (within limits) you specify. These personalized illustrations will be based on either a hypothetical investment return of the funds of 0% and other percentages not to exceed 12% or on the actual historical experience of the funds as if the subaccounts had been in existence and a policy issued for the same periods as those indicated for the funds. Subject to regulatory approval, personalized illustrations may be based upon a weighted average of fund expenses rather than an arithmetic average. A personalized illustration is available upon request by contacting our customer service center at P.O. Box 5011, 2000 21st Avenue NY, Minot, ND 58703 or by calling 1-877-886-5050.

EXPERTS

The statements of assets and liabilities of the ReliaStar Select Life Variable Account as of December 31, 2004, and the related statement of operations for the year then ended, and the statements of changes in net assets for each of the two years in the period then ended, and the statutory-basis financial statements of ReliaStar Life Insurance Company as of December 31, 2004 and 2003, and for the years then ended, included in this Statement of Additional Information, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon included elsewhere herein, and are included in reliance on such reports given on the authority of such firm as experts in accounting and auditing.

FINANCIAL STATEMENTS

The financial statements of ReliaStar Select★Life Variable Account reflect the operations of the variable account as of and for the year ended December 31, 2004, and have been audited by Ernst & Young LLP, independent registered public accounting firm.

The statutory-basis financial statements of the company as of December 31, 2004 and 2003, and for the years then ended have been audited by Ernst & Young LLP, independent registered public accounting firm. The financial statements of the company should be distinguished from the financial statements of the variable account and should be considered only as bearing upon the ability of the Company to meet its obligations under the policies. They should not be considered as bearing on the investment performance of the assets held in the variable account.

The statutory-basis financial statements of the company as of December 31, 2004 and 2003, and for the years then ended have been prepared on the basis of statutory accounting practices prescribed or permitted by the State of Minnesota Division of Insurance.

The primary business address of Ernst & Young LLP is Suite 2800, 600 Peachtree Street, Atlanta, GA 30308-2215.

RELIASTAR SELECT*LIFE VARIABLE ACCOUNT
Financial Statements
Year ended December 31, 2004

Contents

Report of Independent Registered Public Accounting Firm

The Board of Directors and Participants
ReliaStar Life Insurance Company

We have audited the accompanying statements of assets and liabilities of ReliaStar Select*Life Variable Account (the "Account") as of December 31, 2004, and the related statements of operations and changes in net assets for the periods disclosed in the financial statements. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audits. The Account is comprised of the following Divisions:

AIM Variable Insurance Funds:
  AIM V.I. Dent Demographic Trends Fund - Series I Shares
Alger American Funds:
  Alger American Growth Portfolio - Class O Shares
  Alger American Leveraged AllCap Portfolio - Class O Shares
  Alger American MidCap Growth Portfolio - Class O Shares
  Alger American Small Capitalization Portfolio - Class O Shares
American Funds Insurance Series:
  American Growth Fund - Class 2
  American Growth-Income Fund - Class 2
  American International Fund - Class 2
Fidelity® Variable Insurance Products:
  Fidelity® VIP Contrafund® Portfolio - Initial Class
  Fidelity® VIP Equity-Income Portfolio - Initial Class
  Fidelity® VIP Growth Portfolio - Initial Class
  Fidelity® VIP High Income Portfolio - Initial Class
  Fidelity® VIP Asset Manager^{SM} Portfolio - Initial Class
  Fidelity® VIP Investment Grade Bond Portfolio - Initial Class
  Fidelity® VIP Index 500 Portfolio - Initial Class
  Fidelity® VIP Money Market Portfolio - Initial Class
  Fidelity® VIP Overseas Portfolio - Initial Class
ING Income Shares:
  ING VP Bond Portfolio - Class R
ING Investors Trust:
  ING AIM Capital Mid-Cap Growth Portfolio - Service Shares
  ING Hard Assets Portfolio - Institutional Shares

ING Investors Trust (continued):
  ING International Portfolio - Service Shares
  ING JPMorgan Small Cap Equity - Class I
  ING Legg Mason Value Portfolio
  ING Limited Maturity Bond Portfolio - Service Shares
  ING Liquid Assets Portfolio - Institutional Shares
  ING Liquid Assets Portfolio - Service Shares
  ING Marsico Growth Portfolio - Service Shares
  ING Mercury Focus Value - Class I
  ING MFS® Mid-Cap Growth Portfolio - Service Shares
  ING MFS® Total Return Portfolio - Institutional Shares
  ING Salomon Brothers Investors Portfolio - Institutional Shares
  ING Stock Index Portfolio - Class I
  ING T. Rowe Price Capital Appreciation Portfolio - Institutional Shares
  ING T. Rowe Price Equity Income Portfolio - Service Shares
  ING Van Kampen Equity Growth - Initial Class
  ING Van Kampen Real Estate Portfolio - Institutional Shares
ING Partners, Inc.:
  ING JPMorgan Mid Cap Value Portfolio - Initial Class
  ING PIMCO Total Return Portfolio - Service Class
  ING Salomon Brothers Aggressive Growth - Portfolio - Service Class
  ING Van Kampen Comstock Portfolio - Initial Class
  ING Van Kampen Equity and Income Portfolio - Initial Class

ING Strategic Allocation Portfolio, Inc.:
 ING VP Strategic Allocation Balanced Portfolio -
  Class I
 ING VP Strategic Allocation Growth Portfolio - Class I
 ING VP Strategic Allocation Income Portfolio - Class I
ING Variable Portfolios, Inc.:
 ING VP Index Plus LargeCap Portfolio - Class I
 ING VP Index Plus MidCap Portfolio - Class I
 ING VP Index Plus SmallCap Portfolio - Class I
ING Variable Products Trust:
 ING VP Disciplined LargeCap Portfolio - Class I
 ING VP Growth Opportunities Portfolio - Class I
 ING VP Growth + Value Portfolio - Class I
 ING VP High Yield Bond Portfolio - Class I
 ING VP International Value Portfolio - Class I
 ING VP MagnaCap Portfolio - Class I
 ING VP MidCap Opportunities Portfolio - Class I
 ING VP SmallCap Opportunities Portfolio - Class I
Janus Aspen Series:
 Janus Aspen Growth - Institutional Shares
 Janus Aspen International Growth - Institutional Shares
 Janus Aspen Mid Cap Growth Portfolio - Institutional Shares
 Janus Aspen Worldwide Growth - Institutional Shares

Neuberger Berman Advisers Management Trust:
 Neuberger Berman AMT Limited Maturity Bond Portfolio
 Neuberger Berman AMT Partners Portfolio
 Neuberger Berman AMT Socially Responsive Portfolio
PIMCO Accumulation Trust:
 OpCap Equity Portfolio
 OpCap Global Equity Portfolio
 OpCap Managed Portfolio
 OpCap Small Cap Portfolio
Pioneer Variable Contracts Trust:
 Pioneer MidCap Value VCT Portfolio - Class I
 Pioneer SmallCap Value VCT Portfolio - Class I
Putnam Variable Trust:
 Putnam VT Diversified Income Fund - Class IA Shares
 Putnam VT Growth and Income Fund - Class IA Shares
 Putnam VT International Growth Fund - Class IA Shares
 Putnam VT New Opportunities Fund - Class IA Shares
 Putnam VT Small Cap Value Fund - Class IA Shares
 Putnam VT Utilities Growth and Income Fund - Class IA
  Shares
 Putnam VT Voyager Fund - Class IA Shares

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Account's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion of the effectiveness of the Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures also included confirmation of securities owned as of December 31, 2004, by correspondence with the transfer agents. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the Divisions comprising the ReliaStar Select*Life Variable Account at December 31, 2004, and the results of their operations and changes in their net assets for the periods disclosed in the financial statements, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Atlanta, Georgia
March 15, 2005

RELIASTAR SELECT*LIFE VARIABLE ACCOUNT
Statements of Assets and Liabilities
December 31, 2004
(Dollars in thousands, except for unit data)

	AIM V.I. Dent Demographic Trends	Alger American Growth	Alger American Leveraged AllCap	Alger American MidCap Growth	Alger American Small Capitalization
Assets					
Investments in mutual funds at fair value	$ 6,730	$ 48,612	$ 5,129	$ 41,573	$ 922
Total assets	6,730	48,612	5,129	41,573	922
Liabilities					
Due From Separate Account	-	-	-	-	-
Total liabilities	-	-	-	-	-
Net assets	$ 6,730	$ 48,612	$ 5,129	$ 41,573	$ 922
Accumulation units outstanding:					
Select*Life I	-	172,897.047	-	137,931.188	93,251.720
Select*Life Series 2000	1,244,038.263	3,306,769.093	839,455.155	1,919,999.211	106.298
Value per accumulation unit:					
Select*Life I	$ -	$ 13.21	$ -	$ 19.11	$ 9.88
Select*Life Series 2000	$ 5.41	$ 14.01	$ 6.11	$ 20.28	$ 10.48
Total number of mutual fund shares	1,193,306	1,384,163	168,775	1,998,723	45,530
Cost of mutual fund shares	$ 5,461	$ 38,203	$ 4,134	$ 32,732	$ 816

The accompanying notes are an integral part of these financial statements.

RELIASTAR SELECT*LIFE VARIABLE ACCOUNT
Statements of Assets and Liabilities
December 31, 2004
(Dollars in thousands, except for unit data)

	American Growth	American Growth-Income	American International	Fidelity® VIP Contrafund®	Fidelity® VIP Equity-Income
Assets					
Investments in mutual funds at fair value	$ 15,895	$ 12,154	$ 10,185	$ 104,222	$ 123,329
Total assets	15,895	12,154	10,185	104,222	123,329
Liabilities					
Due From Separate Account	-	-	-	10	9
Total liabilities	-	-	-	10	9
Net assets	$ 15,895	$ 12,154	$ 10,185	$ 104,212	$ 123,320
Accumulation units outstanding:					
Select*Life I	-	-	-	226,570.242	736,395.300
Select*Life Series 2000	1,121,747.565	870,641.906	629,841.002	3,063,334.820	2,804,032.284
Value per accumulation unit:					
Select*Life I	$ -	$ -	$ -	$ 17.34	$ 48.94
Select*Life Series 2000	$ 14.17	$ 13.96	$ 16.17	$ 32.74	$ 31.13
Total number of mutual fund shares	331,718	311,060	644,999	3,915,188	4,861,203
Cost of mutual fund shares	$ 11,346	$ 14,432	$ 9,044	$ 74,468	$ 98,659

The accompanying notes are an integral part of these financial statements.

RELIASTAR SELECT*LIFE VARIABLE ACCOUNT
Statements of Assets and Liabilities
December 31, 2004
(Dollars in thousands, except for unit data)

	Fidelity® VIP Growth	Fidelity® VIP High Income	Fidelity® VIP *Asset Manager*^{SM}	Fidelity® VIP Investment Grade Bond	Fidelity® VIP Index 500
Assets					
Investments in mutual funds					
at fair value	$ 122,213	$ 19,594	$ 15,084	$ 23,360	$ 7,558
Total assets	122,213	19,594	15,084	23,360	7,558
Liabilities					
Due From Separate Account	15	-	9	-	-
Total liabilities	15	-	9	-	-
Net assets	$ 122,198	$ 19,594	$ 15,075	$ 23,360	$ 7,558
Accumulation units outstanding:					
Select*Life I	927,123.676	204,113.826	310,673.978	102,099.067	250,972.894
Select*Life Series 2000	3,075,075.667	848,149.690	333,498.017	1,048,623.824	683.192
Value per accumulation unit:					
Select*Life I	$ 46.08	$ 28.93	$ 26.90	$ 23.59	$ 30.03
Select*Life Series 2000	$ 25.85	$ 16.14	$ 20.17	$ 19.98	$ 30.70
Total number of					
mutual fund shares	3,817,950	2,799,164	1,015,743	1,763,020	54,865
Cost of mutual fund shares	$ 101,503	$ 18,408	$ 13,798	$ 23,196	$ 6,803

The accompanying notes are an integral part of these financial statements.

RELIASTAR SELECT*LIFE VARIABLE ACCOUNT
Statements of Assets and Liabilities
December 31, 2004
(Dollars in thousands, except for unit data)

	Fidelity® VIP Money Market	Fidelity® VIP Overseas	ING VP Bond	ING AIM Capital Mid-Cap Growth	ING Hard Assets
Assets					
Investments in mutual funds					
at fair value	$ 5,548	$ 9,726	$ 2,498	$ 369	$ 783
Total assets	5,548	9,726	2,498	369	783
Liabilities					
Due From Separate Account	1	-	-	-	-
Total liabilities	1	-	-	-	-
Net assets	$ 5,547	$ 9,726	$ 2,498	$ 369	$ 783
Accumulation units outstanding:					
Select*Life I	275,711.952	152,648.219	-	-	-
Select*Life Series 2000	727.313	315,597.312	208,483.473	25,272.690	48,067.752
Value per accumulation unit:					
Select*Life I	$ 20.08	$ 25.26	$ -	$ -	$ -
Select*Life Series 2000	$ 15.67	$ 18.60	$ 11.98	$ 14.61	$ 16.28
Total number of					
mutual fund shares	5,547,693	555,137	190,079	26,487	49,717
Cost of mutual fund shares	$ 5,548	$ 7,168	$ 2,605	$ 343	$ 738

The accompanying notes are an integral part of these financial statements.

RELIASTAR SELECT*LIFE VARIABLE ACCOUNT
Statements of Assets and Liabilities
December 31, 2004
(Dollars in thousands, except for unit data)

	ING International	ING JPMorgan Small Cap Equity	ING Legg Mason Value	ING Limited Maturity Bond	ING Liquid Assets Portfolio - Institutional Shares
Assets					
Investments in mutual funds					
at fair value	$ 331	$ 11,402	$ 1,169	$ 524	$ 45,413
Total assets	331	11,402	1,169	524	45,413
Liabilities					
Due From Separate Account	-	-	-	-	1
Total liabilities	-	-	-	-	1
Net assets	$ 331	$ 11,402	$ 1,169	$ 524	$ 45,412
Accumulation units outstanding:					
Select*Life I	-	-	-	-	-
Select*Life Series 2000	21,486.178	943,060.628	102,394.045	51,019.864	4,500,756.888
Value per accumulation unit:					
Select*Life I	$ -	$ -	$ -	$ -	$ -
Select*Life Series 2000	$ 15.41	$ 12.09	$ 11.42	$ 10.27	$ 10.09
Total number of					
mutual fund shares	32,240	851,501	116,584	47,205	45,412,637
Cost of mutual fund shares	$ 297	$ 9,913	$ 1,046	$ 551	$ 45,413

The accompanying notes are an integral part of these financial statements.

S-8

RELIASTAR SELECT*LIFE VARIABLE ACCOUNT
Statements of Assets and Liabilities
December 31, 2004
(Dollars in thousands, except for unit data)

	ING Marsico Growth	ING Mercury Focus Value	ING MFS® Mid-Cap Growth	ING MFS® Total Return	ING Salomon Brothers Investors
Assets					
Investments in mutual funds at fair value	$ 2,369	$ 12,271	$ 2,859	$ 1,051	$ 296
Total assets	2,369	12,271	2,859	1,051	296
Liabilities					
Due From Separate Account	-	-	-	-	-
Total liabilities	-	-	-	-	-
Net assets	$ 2,369	$ 12,271	$ 2,859	$ 1,051	$ 296
Accumulation units outstanding:					
Select*Life I	-	-	-	-	-
Select*Life Series 2000	167,647.912	1,111,470.019	446,001.560	82,711.487	21,160.571
Value per accumulation unit:					
Select*Life I	$ -	$ -	$ -	$ -	$ -
Select*Life Series 2000	$ 14.13	$ 11.04	$ 6.41	$ 12.71	$ 14.00
Total number of mutual fund shares	163,257	1,048,772	246,030	55,889	25,761
Cost of mutual fund shares	$ 2,103	$ 12,049	$ 2,487	$ 1,001	$ 279

The accompanying notes are an integral part of these financial statements.

RELIASTAR SELECT*LIFE VARIABLE ACCOUNT
Statements of Assets and Liabilities
December 31, 2004
(Dollars in thousands, except for unit data)

	ING Stock Index	ING T. Rowe Price Capital Appreciation	ING T. Rowe Price Equity Income	ING Van Kampen Equity Growth	ING Van Kampen Real Estate
Assets					
Investments in mutual funds					
at fair value	$ 92,881	$ 18,675	$ 3,021	$ 22,025	$ 4,146
Total assets	92,881	18,675	3,021	22,025	4,146
Liabilities					
Due From Separate Account	-	-	-	-	-
Total liabilities	-	-	-	-	-
Net assets	$ 92,881	$ 18,675	$ 3,021	$ 22,025	$ 4,146
Accumulation units outstanding:					
Select*Life I	-	-	-	-	-
Select*Life Series 2000	8,405,543.710	1,244,972.533	214,263.191	2,052,671.855	231,248.689
Value per accumulation unit:					
Select*Life I	$ -	$ -	$ -	$ -	$ -
Select*Life Series 2000	$ 11.05	$ 15.00	$ 14.10	$ 10.73	$ 17.93
Total number of					
mutual fund shares	8,521,216	761,606	219,877	2,134,222	149,794
Cost of mutual fund shares	$ 87,503	$ 15,856	$ 2,796	$ 20,993	$ 3,564

The accompanying notes are an integral part of these financial statements.

RELIASTAR SELECT*LIFE VARIABLE ACCOUNT
Statements of Assets and Liabilities
December 31, 2004
(Dollars in thousands, except for unit data)

	ING JPMorgan Mid Cap Value	ING PIMCO Total Return	ING Salomon Brothers Aggressive Growth	ING Van Kampen Comstock	ING Van Kampen Equity and Income
Assets					
Investments in mutual funds					
at fair value	$ 2,772	$ 2,008	$ 174	$ 4,034	$ 192
Total assets	2,772	2,008	174	4,034	192
Liabilities					
Due From Separate Account	-	-	-	-	-
Total liabilities	-	-	-	-	-
Net assets	$ 2,772	$ 2,008	$ 174	$ 4,034	$ 192
Accumulation units outstanding:					
Select*Life I	-	-	-	-	-
Select*Life Series 2000	183,433.422	189,656.940	12,873.871	316,151.018	16,747.433
Value per accumulation unit:					
Select*Life I	$ -	$ -	$ -	$ -	$ -
Select*Life Series 2000	$ 15.11	$ 10.59	$ 13.51	$ 12.76	$ 11.49
Total number of					
mutual fund shares	198,972	183,254	4,387	327,177	5,751
Cost of mutual fund shares	$ 2,551	$ 1,976	$ 164	$ 3,530	$ 178

The accompanying notes are an integral part of these financial statements.

RELIASTAR SELECT*LIFE VARIABLE ACCOUNT
Statements of Assets and Liabilities
December 31, 2004
(Dollars in thousands, except for unit data)

	ING VP Strategic Allocation Balanced	ING VP Strategic Allocation Growth	ING VP Strategic Allocation Income	ING VP Index Plus LargeCap	ING VP Index Plus MidCap
Assets					
Investments in mutual funds					
at fair value	$ 20	$ 3	$ 339	$ 1,269	$ 3,049
Total assets	20	3	339	1,269	3,049
Liabilities					
Due From Separate Account	-	-	-	-	-
Total liabilities	-	-	-	-	-
Net assets	$ 20	$ 3	$ 339	$ 1,269	$ 3,049
Accumulation units outstanding:					
Select*Life I	-	-	-	-	-
Select*Life Series 2000	1,822.470	30,809.818	285.809	110,358.783	241,788.501
Value per accumulation unit:					
Select*Life I	$ -	$ -	$ -	$ -	$ -
Select*Life Series 2000	$ 10.77	$ 11.00	$ 10.50	$ 11.50	$ 12.61
Total number of					
mutual fund shares	1,411	22,961	230	85,636	167,894
Cost of mutual fund shares	$ 19	$ 339	$ 3	$ 1,156	$ 2,670

The accompanying notes are an integral part of these financial statements.

RELIASTAR SELECT*LIFE VARIABLE ACCOUNT
Statements of Assets and Liabilities
December 31, 2004
(Dollars in thousands, except for unit data)

	ING VP Index Plus SmallCap	ING VP Disciplined LargeCap	ING VP High Yield Bond	ING VP International Value	ING VP MagnaCap
Assets					
Investments in mutual funds at fair value	$ 1,986	$ 2,520	$ 5,420	$ 31,571	$ 2,364
Total assets	1,986	2,520	5,420	31,571	2,364
Liabilities					
Due From Separate Account	-	-	-	-	-
Total liabilities	-	-	-	-	-
Net assets	$ 1,986	$ 2,520	$ 5,420	$ 31,571	$ 2,364
Accumulation units outstanding:					
Select*Life I	-	15,148.464	16,650.094	90,629.006	-
Select*Life Series 2000	151,521.892	184,206.713	464,377.502	1,422,998.137	235,461.953
Value per accumulation unit:					
Select*Life I	$ -	$ 8.79	$ 10.64	$ 19.72	$ -
Select*Life Series 2000	$ 13.11	$ 12.96	$ 11.29	$ 20.93	$ 10.04
Total number of mutual fund shares	121,199	623,880	1,709,816	2,474,181	249,108
Cost of mutual fund shares	$ 1,710	$ 1,941	$ 5,259	$ 25,239	$ 2,076

The accompanying notes are an integral part of these financial statements.

RELIASTAR SELECT*LIFE VARIABLE ACCOUNT
Statements of Assets and Liabilities
December 31, 2004
(Dollars in thousands, except for unit data)

	ING VP MidCap Opportunities	ING VP SmallCap Opportunities	Janus Aspen Growth	Janus Aspen International Growth	Janus Aspen Mid Cap Growth
Assets					
Investments in mutual funds					
at fair value	$ 22,261	$ 22,664	$ 1,275	$ 26,555	$ 33,051
Total assets	22,261	22,664	1,275	26,555	33,051
Liabilities					
Due From Separate Account	-	-	-	9	-
Total liabilities	-	-	-	9	-
Net assets	$ 22,261	$ 22,664	$ 1,275	$ 26,546	$ 33,051
Accumulation units outstanding:					
Select*Life I	77,505.140	68,147.605	104,149.508	81,992.503	188,886.948
Select*Life Series 2000	3,091,106.551	768,866.846	340.077	1,598,098.360	1,874,909.130
Value per accumulation unit:					
Select*Life I	$ 13.23	$ 17.12	$ 12.20	$ 14.94	$ 15.17
Select*Life Series 2000	$ 6.87	$ 27.96	$ 12.95	$ 15.85	$ 16.10
Total number of					
mutual fund shares	3,245,087	1,393,863	63,529	976,999	1,279,081
Cost of mutual fund shares	$ 20,824	$ 17,887	$ 1,184	$ 20,858	$ 22,992

The accompanying notes are an integral part of these financial statements.

RELIASTAR SELECT*LIFE VARIABLE ACCOUNT
Statements of Assets and Liabilities
December 31, 2004
(Dollars in thousands, except for unit data)

	Janus Aspen Worldwide Growth	Neuberger Berman AMT Limited Maturity Bond	Neuberger Berman AMT Partners	Neuberger Berman AMT Socially Responsive	OpCap Equity
Assets					
Investments in mutual funds					
at fair value	$ 42,931	$ 14,439	$ 738	$ 1,443	$ 5,923
Total assets	42,931	14,439	738	1,443	5,923
Liabilities					
Due From Separate Account	-	-	-	-	-
Total liabilities	-	-	-	-	-
Net assets	$ 42,931	$ 14,439	$ 738	$ 1,443	$ 5,923
Accumulation units outstanding:					
Select*Life I	255,222.106	50,627.765	56,563.665	-	29,046.538
Select*Life Series 2000	3,011,798.333	1,004,715.160	220.392	108,988.897	388,003.506
Value per accumulation unit:					
Select*Life I	$ 12.44	$ 12.93	$ 12.99	$ -	$ 13.43
Select*Life Series 2000	$ 13.20	$ 13.72	$ 13.78	$ 13.24	$ 14.26
Total number of					
mutual fund shares	1,603,088	1,126,311	40,273	103,146	164,528
Cost of mutual fund shares	$ 34,911	$ 15,181	$ 632	$ 1,100	$ 4,787

The accompanying notes are an integral part of these financial statements.

RELIASTAR SELECT*LIFE VARIABLE ACCOUNT
Statements of Assets and Liabilities
December 31, 2004
(Dollars in thousands, except for unit data)

	OpCap Global Equity	OpCap Managed	OpCap Small Cap	Pioneer MidCap Value	Pioneer SmallCap Value
Assets					
Investments in mutual funds					
at fair value	$ 5,381	$ 14,195	$ 28,312	$ 2,641	$ 1,751
Total assets	5,381	14,195	28,312	2,641	1,751
Liabilities					
Due From Separate Account	-	-	-	-	-
Total liabilities	-	-	-	-	-
Net assets	$ 5,381	$ 14,195	$ 28,312	$ 2,641	$ 1,751
Accumulation units outstanding:					
Select*Life I	31,555.501	82,615.531	90,448.254	-	-
Select*Life Series 2000	327,781.595	982,217.924	1,416,745.570	187,868.919	141,347.942
Value per accumulation unit:					
Select*Life I	$ 14.18	$ 12.62	$ 17.76	$ -	$ -
Select*Life Series 2000	$ 15.05	$ 13.39	$ 18.85	$ 14.06	$ 12.39
Total number of					
mutual fund shares	342,058	332,191	783,182	107,071	116,598
Cost of mutual fund shares	$ 4,630	$ 11,554	$ 20,367	$ 2,202	$ 1,407

The accompanying notes are an integral part of these financial statements.

RELIASTAR SELECT*LIFE VARIABLE ACCOUNT
Statements of Assets and Liabilities
December 31, 2004
(Dollars in thousands, except for unit data)

	Putnam VT Diversified Income	Putnam VT Growth and Income	Putnam VT International Growth	Putnam VT New Opportunities	Putnam VT Small Cap Value
Assets					
Investments in mutual funds					
at fair value	$ 1,043	$ 45,340	$ 1,092	$ 35,971	$ 9,552
Total assets	1,043	45,340	1,092	35,971	9,552
Liabilities					
Due From Separate Account	-	9	-	-	-
Total liabilities	-	9	-	-	-
Net assets	$ 1,043	$ 45,331	$ 1,092	$ 35,971	$ 9,552
Accumulation units outstanding:					
Select*Life I	1,795.141	81,218.605	-	-	-
Select*Life Series 2000	52,031.753	1,517,024.736	101,524.164	1,763,262.696	557,589.550
Value per accumulation unit:					
Select*Life I	$ 18.52	$ 26.66	$ -	$ -	$ -
Select*Life Series 2000	$ 19.40	$ 28.46	$ 10.76	$ 20.40	$ 17.13
Total number of					
mutual fund shares	112,477	1,771,778	73,811	2,109,710	416,188
Cost of mutual fund shares	$ 965	$ 34,482	$ 753	$ 26,505	$ 7,091

The accompanying notes are an integral part of these financial statements.

RELIASTAR SELECT*LIFE VARIABLE ACCOUNT
Statements of Assets and Liabilities
December 31, 2004
(Dollars in thousands, except for unit data)

	Putnam VT Utilities Growth and Income	Putnam VT Voyager
Assets		
Investments in mutual funds		
at fair value	$ 1,319	$ 81,674
Total assets	1,319	81,674
Liabilities		
Due From Separate Account	-	7
Total liabilities	-	7
Net assets	$ 1,319	$ 81,667
Accumulation units outstanding:		
Select*Life I	4,140.133	187,635.950
Select*Life Series 2000	55,923.831	3,035,545.297
Value per accumulation unit:		
Select*Life I	$ 21.08	$ 24.20
Select*Life Series 2000	$ 22.03	$ 25.41
Total number of		
mutual fund shares	97,077	2,984,070
Cost of mutual fund shares	$ 929	$ 65,545

The accompanying notes are an integral part of these financial statements.

RELIASTAR SELECT*LIFE VARIABLE ACCOUNT
Statements of Operations
For the year ended December 31, 2004
(Dollars in thousands)

	AIM V.I. Dent Demographic Trends	Alger American Growth	Alger American Leveraged AllCap	Alger American MidCap Growth	Alger American Small Capitalization
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ -	$ -	$ -
Total investment income	-	-	-	-	-
Expenses:					
Mortality and expense risk and					
other charges	40	349	36	261	33
Total expenses	40	349	36	261	33
Net investment income (loss)	(40)	(349)	(36)	(261)	(33)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	277	(387)	291	1,770	1,251
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	277	(387)	291	1,770	1,251
Net unrealized appreciation					
(depreciation) of investments	229	2,900	100	2,949	(523)
Net increase (decrease) in net assets					
resulting from operations	$ 466	$ 2,164	$ 355	$ 4,458	$ 695

The accompanying notes are an integral part of these financial statements.

S-19

RELIASTAR SELECT*LIFE VARIABLE ACCOUNT
Statements of Operations
For the year ended December 31, 2004
(Dollars in thousands)

	American Growth	American Growth-Income	American International	Fidelity® VIP Contrafund®	Fidelity® VIP Equity-Income
Net investment income (loss)					
Income:					
Dividends	$ 22	$ 87	$ 105	$ 310	$ 1,764
Total investment income	22	87	105	310	1,764
Expenses:					
Mortality and expense risk and					
other charges	53	39	29	755	921
Total expenses	53	39	29	755	921
Net investment income (loss)	(31)	48	76	(445)	843
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	48	48	32	2,106	9,653
Capital gains distributions	-	-	-	-	421
Total realized gain (loss) on investments					
and capital gains distributions	48	48	32	2,106	10,074
Net unrealized appreciation					
(depreciation) of investments	1,297	698	1,017	11,573	1,038
Net increase (decrease) in net assets					
resulting from operations	$ 1,314	$ 794	$ 1,125	$ 13,234	$ 11,955

The accompanying notes are an integral part of these financial statements.

RELIASTAR SELECT*LIFE VARIABLE ACCOUNT
Statements of Operations
For the year ended December 31, 2004
(Dollars in thousands)

	Fidelity® VIP Growth	Fidelity® VIP High Income	Fidelity® VIP *Asset Manager*^{SM}	Fidelity® VIP Investment Grade Bond	Fidelity® VIP Index 500
Net investment income (loss)					
Income:					
Dividends	$ 326	$ 1,559	$ 457	$ 921	$ 1,193
Total investment income	326	1,559	457	921	1,193
Expenses:					
Mortality and expense risk and other charges	971	148	127	155	369
Total expenses	971	148	127	155	369
Net investment income (loss)	(645)	1,411	330	766	824
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(507)	(266)	(459)	(146)	15,667
Capital gains distributions	-	-	-	662	-
Total realized gain (loss) on investments and capital gains distributions	(507)	(266)	(459)	516	15,667
Net unrealized appreciation (depreciation) of investments	4,009	480	827	(457)	(13,851)
Net increase (decrease) in net assets resulting from operations	$ 2,857	$ 1,625	$ 698	$ 825	$ 2,640

The accompanying notes are an integral part of these financial statements.

RELIASTAR SELECT*LIFE VARIABLE ACCOUNT
Statements of Operations
For the year ended December 31, 2004
(Dollars in thousands)

	Fidelity® VIP Money Market	Fidelity® VIP Overseas	ING VP Bond	ING AIM Capital Mid-Cap Growth	ING Hard Assets
Net investment income (loss)					
Income:					
Dividends	$ 302	$ 112	$ 152	$ -	$ 7
Total investment income	302	112	152	-	7
Expenses:					
Mortality and expense risk and other charges	232	76	11	1	2
Total expenses	232	76	11	1	2
Net investment income (loss)	70	36	141	(1)	5
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	-	141	(5)	1	2
Capital gains distributions	-	-	74	-	-
Total realized gain (loss) on investments and capital gains distributions	-	141	69	1	2
Net unrealized appreciation (depreciation) of investments	-	947	(138)	22	37
Net increase (decrease) in net assets resulting from operations	$ 70	$ 1,124	$ 72	$ 22	$ 44

The accompanying notes are an integral part of these financial statements.

RELIASTAR SELECT*LIFE VARIABLE ACCOUNT
Statements of Operations
For the year ended December 31, 2004
(Dollars in thousands)

	ING International	ING JPMorgan Small Cap Equity	ING Legg Mason Value	ING Limited Maturity Bond	ING Liquid Assets Portfolio - Institutional Shares
Net investment income (loss)					
Income:					
Dividends	$ 3	$ -	$ 3	$ 27	$ 350
Total investment income	3	-	3	27	350
Expenses:					
Mortality and expense risk and					
other charges	1	34	2	2	177
Total expenses	1	34	2	2	177
Net investment income (loss)	2	(34)	1	25	173
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	13	5	-	(1)	-
Capital gains distributions	-	11	-	4	-
Total realized gain (loss) on investments					
and capital gains distributions	13	16	-	3	-
Net unrealized appreciation					
(depreciation) of investments	26	1,488	124	(26)	-
Net increase (decrease) in net assets					
resulting from operations	$ 41	$ 1,470	$ 125	$ 2	$ 173

The accompanying notes are an integral part of these financial statements.

RELIASTAR SELECT*LIFE VARIABLE ACCOUNT
Statements of Operations
For the year ended December 31, 2004
(Dollars in thousands)

	ING Liquid Assets Portfolio - Service Shares	ING Marsico Growth	ING Mercury Focus Value	ING MFS® Mid-Cap Growth	ING MFS® Total Return
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ 43	$ -	$ 20
Total investment income	-	-	43	-	20
Expenses:					
Mortality and expense risk and					
other charges	1	12	46	14	3
Total expenses	1	12	46	14	3
Net investment income (loss)	(1)	(12)	(3)	(14)	17
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	-	25	(18)	24	16
Capital gains distributions	-	-	518	-	-
Total realized gain (loss) on investments					
and capital gains distributions	-	25	500	24	16
Net unrealized appreciation					
(depreciation) of investments	-	218	221	317	41
Net increase (decrease) in net assets					
resulting from operations	$ (1)	$ 231	$ 718	$ 327	$ 74

The accompanying notes are an integral part of these financial statements.

RELIASTAR SELECT*LIFE VARIABLE ACCOUNT
Statements of Operations
For the year ended December 31, 2004
(Dollars in thousands)

	ING Salomon Brothers Investors	ING Stock Index	ING T. Rowe Price Capital Appreciation	ING T. Rowe Price Equity Income	ING Van Kampen Equity Growth
Net investment income (loss)					
Income:					
Dividends	$ 2	$ 1,000	$ 205	$ 23	$ 2
Total investment income	2	1,000	205	23	2
Expenses:					
Mortality and expense risk and other charges	2	330	88	8	70
Total expenses	2	330	88	8	70
Net investment income (loss)	-	670	117	15	(68)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	8	(17)	461	28	(55)
Capital gains distributions	-	261	119	14	103
Total realized gain (loss) on investments and capital gains distributions	8	244	580	42	48
Net unrealized appreciation (depreciation) of investments	11	5,378	1,534	197	1,032
Net increase (decrease) in net assets resulting from operations	$ 19	$ 6,292	$ 2,231	$ 254	$ 1,012

The accompanying notes are an integral part of these financial statements.

RELIASTAR SELECT*LIFE VARIABLE ACCOUNT
Statements of Operations
For the year ended December 31, 2004
(Dollars in thousands)

	ING Van Kampen Real Estate	ING JPMorgan Mid Cap Value	ING PIMCO Total Return	ING Salomon Brothers Aggressive Growth	ING Van Kampen Comstock
Net investment income (loss)					
Income:					
Dividends	$ 52	$ 8	$ -	$ -	$ -
Total investment income	52	8	-	-	-
Expenses:					
Mortality and expense risk and					
other charges	9	8	8	1	14
Total expenses	9	8	8	1	14
Net investment income (loss)	43	-	(8)	(1)	(14)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	57	8	(2)	7	11
Capital gains distributions	30	78	14	-	12
Total realized gain (loss) on investments					
and capital gains distributions	87	86	12	7	23
Net unrealized appreciation					
(depreciation) of investments	559	208	46	2	422
Net increase (decrease) in net assets					
resulting from operations	$ 689	$ 294	$ 50	$ 8	$ 431

The accompanying notes are an integral part of these financial statements.

RELIASTAR SELECT*LIFE VARIABLE ACCOUNT
Statements of Operations
For the year ended December 31, 2004
(Dollars in thousands)

	ING Van Kampen Equity & Income	ING VP Strategic Allocation Balanced	ING VP Strategic Allocation Growth	ING VP Strategic Allocation Income	ING VP Index Plus LargeCap
Net investment income (loss)					
Income:					
Dividends	$ 1	$ -	$ -	$ -	$ 9
Total investment income	1	-	-	-	9
Expenses:					
Mortality and expense risk and other charges	1	-	-	-	3
Total expenses	1	-	-	-	3
Net investment income (loss)	-	-	-	-	6
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	4	-	-	-	8
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	4	-	-	-	8
Net unrealized appreciation (depreciation) of investments	11	-	-	-	84
Net increase (decrease) in net assets resulting from operations	$ 15	$ -	$ -	$ -	$ 98

The accompanying notes are an integral part of these financial statements.

RELIASTAR SELECT*LIFE VARIABLE ACCOUNT
Statements of Operations
For the year ended December 31, 2004
(Dollars in thousands)

	ING VP Index Plus MidCap	ING VP Index Plus SmallCap	ING VP Disciplined LargeCap	ING VP Growth Opportunities	ING VP Growth + Value
Net investment income (loss)					
Income:					
Dividends	$ 7	$ 1	$ 28	$ -	$ -
Total investment income	7	1	28	-	-
Expenses:					
Mortality and expense risk and					
other charges	9	6	34	5	33
Total expenses	9	6	34	5	33
Net investment income (loss)	(2)	(5)	(6)	(5)	(33)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	11	5	51	502	3,743
Capital gains distributions	-	6	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	11	11	51	502	3,743
Net unrealized appreciation					
(depreciation) of investments	335	260	188	(380)	(3,165)
Net increase (decrease) in net assets					
resulting from operations	$ 344	$ 266	$ 233	$ 117	$ 545

The accompanying notes are an integral part of these financial statements.

RELIASTAR SELECT*LIFE VARIABLE ACCOUNT
Statements of Operations
For the year ended December 31, 2004
(Dollars in thousands)

	ING VP High Yield Bond	ING VP International Value	ING VP MagnaCap	ING VP MidCap Opportunities	ING VP SmallCap Opportunities
Net investment income (loss)					
Income:					
Dividends	$ 266	$ 358	$ 34	$ -	$ -
Total investment income	266	358	34	-	-
Expenses:					
Mortality and expense risk and					
other charges	28	194	14	117	147
Total expenses	28	194	14	117	147
Net investment income (loss)	238	164	20	(117)	(147)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	40	1,013	45	412	1,251
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	40	1,013	45	412	1,251
Net unrealized appreciation					
(depreciation) of investments	25	3,210	115	1,017	811
Net increase (decrease) in net assets					
resulting from operations	$ 303	$ 4,387	$ 180	$ 1,312	$ 1,915

The accompanying notes are an integral part of these financial statements.

RELIASTAR SELECT*LIFE VARIABLE ACCOUNT
Statements of Operations
For the year ended December 31, 2004
(Dollars in thousands)

	Janus Aspen Growth	Janus Aspen International Growth	Janus Aspen Mid Cap Growth	Janus Aspen Worldwide Growth	Neuberger Berman AMT Limited Maturity Bond
Net investment income (loss)					
Income:					
Dividends	$ 2	$ 220	$ -	$ 433	$ 518
Total investment income	2	220	-	433	518
Expenses:					
Mortality and expense risk and					
other charges	81	161	197	310	72
Total expenses	81	161	197	310	72
Net investment income (loss)	(79)	59	(197)	123	446
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	4,268	960	747	1,832	(71)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	4,268	960	747	1,832	(71)
Net unrealized appreciation					
(depreciation) of investments	(3,903)	3,102	5,059	(344)	(336)
Net increase (decrease) in net assets					
resulting from operations	$ 286	$ 4,121	$ 5,609	$ 1,611	$ 39

The accompanying notes are an integral part of these financial statements.

S-30

RELIASTAR SELECT*LIFE VARIABLE ACCOUNT
Statements of Operations
For the year ended December 31, 2004
(Dollars in thousands)

	Neuberger Berman AMT Partners	Neuberger Berman AMT Socially Responsive	OpCap Equity	OpCap Global Equity	OpCap Managed
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ 50	$ 22	$ 188
Total investment income	-	-	50	22	188
Expenses:					
Mortality and expense risk and					
other charges	50	7	37	34	94
Total expenses	50	7	37	34	94
Net investment income (loss)	(50)	(7)	13	(12)	94
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	1,563	36	173	166	168
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	1,563	36	173	166	168
Net unrealized appreciation					
(depreciation) of investments	(900)	130	411	417	1,019
Net increase (decrease) in net assets					
resulting from operations	$ 613	$ 159	$ 597	$ 571	$ 1,281

The accompanying notes are an integral part of these financial statements.

RELIASTAR SELECT*LIFE VARIABLE ACCOUNT
Statements of Operations
For the year ended December 31, 2004
(Dollars in thousands)

	OpCap Small Cap	Pioneer MidCap Value VCT	Pioneer SmallCap Value VCT	Putnam VT Diversified Income	Putnam VT Growth and Income
Net investment income (loss)					
Income:					
Dividends	$ 10	$ 6	$ -	$ 101	$ 773
Total investment income	10	6	-	101	773
Expenses:					
Mortality and expense risk and					
other charges	176	9	7	9	343
Total expenses	176	9	7	9	343
Net investment income (loss)	(166)	(3)	(7)	92	430
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	1,030	20	52	4	1,237
Capital gains distributions	-	15	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	1,030	35	52	4	1,237
Net unrealized appreciation					
(depreciation) of investments	3,128	348	202	(8)	2,709
Net increase (decrease) in net assets					
resulting from operations	$ 3,992	$ 380	$ 247	$ 88	$ 4,376

The accompanying notes are an integral part of these financial statements.

RELIASTAR SELECT*LIFE VARIABLE ACCOUNT
Statements of Operations
For the year ended December 31, 2004
(Dollars in thousands)

	Putnam VT International Growth	Putnam VT New Opportunities	Putnam VT Small Cap Value	Putnam VT Utilities Growth and Income	Putnam VT Voyager
Net investment income (loss)					
Income:					
Dividends	$ 18	$ -	$ 36	$ 30	$ 373
Total investment income	18	-	36	30	373
Expenses:					
Mortality and expense risk and					
other charges	9	275	50	8	659
Total expenses	9	275	50	8	659
Net investment income (loss)	9	(275)	(14)	22	(286)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	68	1,163	161	59	1,773
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	68	1,163	161	59	1,773
Net unrealized appreciation					
(depreciation) of investments	76	2,311	1,659	158	2,009
Net increase (decrease) in net assets					
resulting from operations	$ 153	$ 3,199	$ 1,806	$ 239	$ 3,496

The accompanying notes are an integral part of these financial statements.

RELIASTAR SELECT*LIFE VARIABLE ACCOUNT
Statements of Changes in Net Assets
For the years ended December 31, 2004 and 2003
(Dollars in thousands)

	AIM V.I. Dent Demographic Trends	Alger American Growth	Alger American Leveraged AllCap	Alger American MidCap Growth
Net assets at January 1, 2003	$ 3,425	$ 33,851	$ 2,676	$ 16,748
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(28)	(298)	(28)	(168)
Net realized gain (loss) on investments				
and capital gains distributions	(547)	(15,936)	(225)	450
Net unrealized appreciation (depreciation) of investments	1,911	28,261	1,340	8,728
Net increase (decrease) in net assets from operations	1,336	12,027	1,087	9,010
Changes from principal transactions:				
Premiums	1,271	10,166	1,303	5,625
Surrenders and other withdrawals	(165)	(1,978)	(98)	(944)
Transfer payments	457	(702)	618	5,637
Policy loans	(60)	(252)	(7)	(115)
Loan collateral interest	4	53	2	21
Death benefits	(4)	(62)	(1)	(60)
Contract charges	(539)	(4,291)	(444)	(2,353)
Increase (decrease) in net assets derived from				
principal transactions	964	2,934	1,373	7,811
Total increase (decrease)	2,300	14,961	2,460	16,821
Net assets at December 31, 2003	5,725	48,812	5,136	33,569
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(40)	(349)	(36)	(261)
Net realized gain (loss) on investments				
and capital gains distributions	277	(387)	291	1,770
Net unrealized appreciation (depreciation) of investments	229	2,900	100	2,949
Net increase (decrease) in net assets from operations	466	2,164	355	4,458
Changes from principal transactions:				
Premiums	1,482	8,986	1,248	6,552
Surrenders and withdrawals	(203)	(2,388)	(191)	(1,654)
Transfer payments	(129)	(4,402)	(945)	1,826
Policy loans	(46)	(420)	(39)	(313)
Loan collateral interest	3	58	2	30
Death benefits	(10)	(174)	(3)	(88)
Contract charges	(558)	(4,024)	(434)	(2,807)
Increase (decrease) in net assets derived from				
principal transactions	539	(2,364)	(362)	3,546
Total increase (decrease)	1,005	(200)	(7)	8,004
Net assets at December 31, 2004	$ 6,730	$ 48,612	$ 5,129	$ 41,573

The accompanying notes are an integral part of these financial statements.

RELIASTAR SELECT*LIFE VARIABLE ACCOUNT
Statements of Changes in Net Assets
For the years ended December 31, 2004 and 2003
(Dollars in thousands)

	Alger American Small Capitalization	American Growth	American Growth-Income	American International
Net assets at January 1, 2003	$ 5,220	$ -	$ -	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(46)	(1)	10	13
Net realized gain (loss) on investments				
and capital gains distributions	1,110	2	5	4
Net unrealized appreciation (depreciation) of investments	1,244	166	110	123
Net increase (decrease) in net assets from operations	2,308	167	125	140
Changes from principal transactions:				
Premiums	1,597	281	177	167
Surrenders and other withdrawals	(288)	(5)	-	(2)
Transfer payments	522	2,144	1,492	1,247
Policy loans	(59)	(6)	-	(3)
Loan collateral interest	10	-	-	-
Death benefits	(30)	(1)	-	-
Contract charges	(704)	(56)	(37)	(36)
Increase (decrease) in net assets derived from				
principal transactions	1,048	2,357	1,632	1,373
Total increase (decrease)	3,356	2,524	1,757	1,513
Net assets at December 31, 2003	8,576	2,524	1,757	1,513
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(33)	(31)	48	76
Net realized gain (loss) on investments				
and capital gains distributions	1,251	48	48	32
Net unrealized appreciation (depreciation) of investments	(523)	1,297	698	1,017
Net increase (decrease) in net assets from operations	695	1,314	794	1,125
Changes from principal transactions:				
Premiums	835	3,061	2,647	1,563
Surrenders and withdrawals	(264)	(129)	(124)	(74)
Transfer payments	(8,460)	9,845	7,606	6,495
Policy loans	(57)	(34)	(17)	(25)
Loan collateral interest	14	2	1	1
Death benefits	(17)	(2)	(2)	(2)
Contract charges	(400)	(686)	(508)	(411)
Increase (decrease) in net assets derived from				
principal transactions	(8,349)	12,057	9,603	7,547
Total increase (decrease)	(7,654)	13,371	10,397	8,672
Net assets at December 31, 2004	$ 922	$ 15,895	$ 12,154	$ 10,185

The accompanying notes are an integral part of these financial statements.

S-35

RELIASTAR SELECT*LIFE VARIABLE ACCOUNT
Statements of Changes in Net Assets
For the years ended December 31, 2004 and 2003
(Dollars in thousands)

	Fidelity® VIP Contrafund®	Fidelity® VIP Equity-Income	Fidelity® VIP Growth	Fidelity® VIP High Income
Net assets at January 1, 2003	$ 63,546	$ 83,106	$ 99,310	$ 13,890
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(275)	854	(601)	981
Net realized gain (loss) on investments				
and capital gains distributions	(12,708)	(13,909)	(37,095)	2,840
Net unrealized appreciation (depreciation) of investments	31,389	38,298	68,511	514
Net increase (decrease) in net assets from operations	18,406	25,243	30,815	4,335
Changes from principal transactions:				
Premiums	11,779	11,631	14,589	2,129
Surrenders and other withdrawals	(3,733)	(4,776)	(6,185)	(839)
Transfer payments	5,524	5,929	(2,199)	1,527
Policy loans	(484)	(608)	(1,135)	(158)
Loan collateral interest	78	292	482	58
Death benefits	(113)	(354)	(245)	(81)
Contract charges	(6,245)	(7,025)	(8,620)	(1,492)
Increase (decrease) in net assets derived from				
principal transactions	6,806	5,089	(3,313)	1,144
Total increase (decrease)	25,212	30,332	27,502	5,479
Net assets at December 31, 2003	88,758	113,438	126,812	19,369
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(445)	843	(645)	1,411
Net realized gain (loss) on investments				
and capital gains distributions	2,106	10,074	(507)	(266)
Net unrealized appreciation (depreciation) of investments	11,573	1,038	4,009	480
Net increase (decrease) in net assets from operations	13,234	11,955	2,857	1,625
Changes from principal transactions:				
Premiums	12,179	11,752	13,109	2,096
Surrenders and withdrawals	(5,144)	(6,199)	(7,138)	(1,184)
Transfer payments	3,071	1,453	(3,750)	(642)
Policy loans	(966)	(1,466)	(1,582)	(194)
Loan collateral interest	95	284	471	65
Death benefits	(376)	(456)	(340)	(57)
Contract charges	(6,639)	(7,441)	(8,241)	(1,484)
Increase (decrease) in net assets derived from				
principal transactions	2,220	(2,073)	(7,471)	(1,400)
Total increase (decrease)	15,454	9,882	(4,614)	225
Net assets at December 31, 2004	$ 104,212	$ 123,320	$ 122,198	$ 19,594

The accompanying notes are an integral part of these financial statements.

RELIASTAR SELECT*LIFE VARIABLE ACCOUNT
Statements of Changes in Net Assets
For the years ended December 31, 2004 and 2003
(Dollars in thousands)

	Fidelity® VIP *Asset Manager*℠	Fidelity® VIP Investment Grade Bond	Fidelity® VIP Index 500	Fidelity® VIP Money Market
Net assets at January 1, 2003	$ 17,370	$ 20,365	$ 67,202	$ 69,344
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	501	653	513	173
Net realized gain (loss) on investments				
and capital gains distributions	(2,864)	914	(17,087)	-
Net unrealized appreciation (depreciation) of investments	5,037	(640)	35,701	-
Net increase (decrease) in net assets from operations	2,674	927	19,127	173
Changes from principal transactions:				
Premiums	5	4,169	16,175	26,287
Surrenders and other withdrawals	(1,059)	(1,681)	(4,526)	(4,767)
Transfer payments	(316)	1,176	887	(23,735)
Policy loans	(153)	(126)	(60)	(922)
Loan collateral interest	-	50	156	245
Death benefits	(110)	(118)	(162)	(410)
Contract charges	(1,091)	(2,140)	(7,905)	(6,359)
Increase (decrease) in net assets derived from				
principal transactions	(2,724)	1,330	4,565	(9,661)
Total increase (decrease)	(50)	2,257	23,692	(9,488)
Net assets at December 31, 2003	17,320	22,622	90,894	59,856
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	330	766	824	70
Net realized gain (loss) on investments				
and capital gains distributions	(459)	516	15,667	-
Net unrealized appreciation (depreciation) of investments	827	(457)	(13,851)	-
Net increase (decrease) in net assets from operations	698	825	2,640	70
Changes from principal transactions:				
Premiums	-	3,620	8,086	14,512
Surrenders and withdrawals	(1,199)	(1,177)	(2,664)	(2,701)
Transfer payments	(579)	(428)	(86,881)	(63,182)
Policy loans	(164)	(189)	(434)	(337)
Loan collateral interest	-	29	97	173
Death benefits	(53)	(77)	(126)	(61)
Contract charges	(948)	(1,865)	(4,054)	(2,783)
Increase (decrease) in net assets derived from				
principal transactions	(2,943)	(87)	(85,976)	(54,379)
Total increase (decrease)	(2,245)	738	(83,336)	(54,309)
Net assets at December 31, 2004	$ 15,075	$ 23,360	$ 7,558	$ 5,547

The accompanying notes are an integral part of these financial statements.

RELIASTAR SELECT*LIFE VARIABLE ACCOUNT
Statements of Changes in Net Assets
For the years ended December 31, 2004 and 2003
(Dollars in thousands)

	Fidelity® VIP Overseas	ING VP Bond	ING AIM Capital Mid-Cap Growth	ING Hard Assets
Net assets at January 1, 2003	$ 8,400	$ 281	$ -	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2	7	-	-
Net realized gain (loss) on investments				
and capital gains distributions	(4,718)	(3)	(11)	2
Net unrealized appreciation (depreciation) of investments	7,840	32	4	8
Net increase (decrease) in net assets from operations	3,124	36	(7)	10
Changes from principal transactions:				
Premiums	3	503	18	1
Surrenders and other withdrawals	(489)	(11)	-	-
Transfer payments	(414)	568	82	94
Policy loans	(95)	(19)	-	-
Loan collateral interest	-	-	-	-
Death benefits	(47)	-	-	-
Contract charges	(526)	(152)	(2)	(1)
Increase (decrease) in net assets derived from				
principal transactions	(1,568)	889	98	94
Total increase (decrease)	1,556	925	91	104
Net assets at December 31, 2003	9,956	1,206	91	104
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	36	141	(1)	5
Net realized gain (loss) on investments				
and capital gains distributions	141	69	1	2
Net unrealized appreciation (depreciation) of investments	947	(138)	22	37
Net increase (decrease) in net assets from operations	1,124	72	22	44
Changes from principal transactions:				
Premiums	(2)	743	129	139
Surrenders and withdrawals	(445)	(76)	(8)	(2)
Transfer payments	(280)	800	160	541
Policy loans	(109)	-	-	(2)
Loan collateral interest	-	1	-	-
Death benefits	(11)	-	-	-
Contract charges	(507)	(248)	(25)	(41)
Increase (decrease) in net assets derived from				
principal transactions	(1,354)	1,220	256	635
Total increase (decrease)	(230)	1,292	278	679
Net assets at December 31, 2004	$ 9,726	$ 2,498	$ 369	$ 783

The accompanying notes are an integral part of these financial statements.

RELIASTAR SELECT*LIFE VARIABLE ACCOUNT
Statements of Changes in Net Assets
For the years ended December 31, 2004 and 2003
(Dollars in thousands)

	ING International	ING JPMorgan Small Cap Equity	ING Legg Mason Value	ING Limited Maturity Bond
Net assets at January 1, 2003	$ -	$ -	$ -	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	-	1
Net realized gain (loss) on investments				
and capital gains distributions	(2)	-	-	-
Net unrealized appreciation (depreciation) of investments	7	-	-	(1)
Net increase (decrease) in net assets from operations	5	-	-	-
Changes from principal transactions:				
Premiums	13	-	-	40
Surrenders and other withdrawals	-	-	-	-
Transfer payments	81	-	-	81
Policy loans	-	-	-	1
Loan collateral interest	-	-	-	-
Death benefits	-	-	-	-
Contract charges	(2)	-	-	(3)
Increase (decrease) in net assets derived from				
principal transactions	92	-	-	119
Total increase (decrease)	97	-	-	119
Net assets at December 31, 2003	97	-	-	119
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2	(34)	1	25
Net realized gain (loss) on investments				
and capital gains distributions	13	16	-	3
Net unrealized appreciation (depreciation) of investments	26	1,488	124	(26)
Net increase (decrease) in net assets from operations	41	1,470	125	2
Changes from principal transactions:				
Premiums	76	898	69	94
Surrenders and withdrawals	(1)	(224)	-	(69)
Transfer payments	139	9,713	996	406
Policy loans	-	(32)	-	-
Loan collateral interest	-	4	-	-
Death benefits	-	(1)	-	-
Contract charges	(21)	(426)	(21)	(28)
Increase (decrease) in net assets derived from				
principal transactions	193	9,932	1,044	403
Total increase (decrease)	234	11,402	1,169	405
Net assets at December 31, 2004	$ 331	$ 11,402	$ 1,169	$ 524

The accompanying notes are an integral part of these financial statements.

RELIASTAR SELECT*LIFE VARIABLE ACCOUNT
Statements of Changes in Net Assets
For the years ended December 31, 2004 and 2003
(Dollars in thousands)

	ING Liquid Assets Portfolio - Institutional Shares	ING Liquid Assets Portfolio - Service Shares	ING Marsico Growth	ING Mercury Focus Value
Net assets at January 1, 2003	$ -	$ -	$ -	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	(1)	-
Net realized gain (loss) on investments				
and capital gains distributions	-	-	2	-
Net unrealized appreciation (depreciation) of investments	-	-	48	-
Net increase (decrease) in net assets from operations	-	-	49	-
Changes from principal transactions:				
Premiums	-	8	131	-
Surrenders and other withdrawals	-	-	(12)	-
Transfer payments	-	37	835	-
Policy loans	-	-	(5)	-
Loan collateral interest	-	-	-	-
Death benefits	-	-	-	-
Contract charges	-	(2)	(17)	-
Increase (decrease) in net assets derived from				
principal transactions	-	43	932	-
Total increase (decrease)	-	43	981	-
Net assets at December 31, 2003	-	43	981	-
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	173	(1)	(12)	(3)
Net realized gain (loss) on investments				
and capital gains distributions	-	-	25	500
Net unrealized appreciation (depreciation) of investments	-	-	218	221
Net increase (decrease) in net assets from operations	173	(1)	231	718
Changes from principal transactions:				
Premiums	11,749	38	582	878
Surrenders and withdrawals	(1,902)	-	(11)	(231)
Transfer payments	37,653	(73)	706	11,456
Policy loans	(49)	-	(4)	(56)
Loan collateral interest	56	-	-	3
Death benefits	(18)	-	-	(28)
Contract charges	(2,250)	(7)	(116)	(469)
Increase (decrease) in net assets derived from				
principal transactions	45,239	(42)	1,157	11,553
Total increase (decrease)	45,412	(43)	1,388	12,271
Net assets at December 31, 2004	$ 45,412	$ -	$ 2,369	$ 12,271

The accompanying notes are an integral part of these financial statements.

RELIASTAR SELECT*LIFE VARIABLE ACCOUNT
Statements of Changes in Net Assets
For the years ended December 31, 2004 and 2003
(Dollars in thousands)

	ING MFS® Mid-Cap Growth	ING MFS® Total Return	ING Salomon Brothers Investors	ING Stock Index
Net assets at January 1, 2003	$ 690	$ -	$ -	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(8)	1	-	-
Net realized gain (loss) on investments				
and capital gains distributions	314	3	-	-
Net unrealized appreciation (depreciation) of investments	61	9	6	-
Net increase (decrease) in net assets from operations	367	13	6	-
Changes from principal transactions:				
Premiums	418	48	25	-
Surrenders and other withdrawals	(51)	(12)	-	-
Transfer payments	417	165	49	-
Policy loans	(8)	(1)	-	-
Loan collateral interest	-	-	-	-
Death benefits	(1)	-	-	-
Contract charges	(145)	(9)	(4)	-
Increase (decrease) in net assets derived from				
principal transactions	630	191	70	-
Total increase (decrease)	997	204	76	-
Net assets at December 31, 2003	1,687	204	76	-
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(14)	17	-	670
Net realized gain (loss) on investments				
and capital gains distributions	24	16	8	244
Net unrealized appreciation (depreciation) of investments	317	41	11	5,378
Net increase (decrease) in net assets from operations	327	74	19	6,292
Changes from principal transactions:				
Premiums	632	304	96	8,496
Surrenders and withdrawals	(85)	(77)	(1)	(2,134)
Transfer payments	545	617	127	84,718
Policy loans	(17)	(1)	-	(416)
Loan collateral interest	1	-	-	42
Death benefits	-	-	-	(130)
Contract charges	(231)	(70)	(21)	(3,987)
Increase (decrease) in net assets derived from				
principal transactions	845	773	201	86,589
Total increase (decrease)	1,172	847	220	92,881
Net assets at December 31, 2004	$ 2,859	$ 1,051	$ 296	$ 92,881

The accompanying notes are an integral part of these financial statements.

RELIASTAR SELECT*LIFE VARIABLE ACCOUNT
Statements of Changes in Net Assets
For the years ended December 31, 2004 and 2003
(Dollars in thousands)

	ING T. Rowe Price Capital Appreciation	ING T. Rowe Price Equity Income	ING Van Kampen Equity Growth	ING Van Kampen Real Estate
Net assets at January 1, 2003	$ 5,405	$ -	$ -	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(6)	-	-	1
Net realized gain (loss) on investments				
and capital gains distributions	327	4	-	5
Net unrealized appreciation (depreciation) of investments	1,473	27	-	24
Net increase (decrease) in net assets from operations	1,794	31	-	30
Changes from principal transactions:				
Premiums	1,998	45	-	99
Surrenders and other withdrawals	(815)	-	-	(5)
Transfer payments	1,889	328	-	318
Policy loans	315	-	-	-
Loan collateral interest	7	-	-	-
Death benefits	(110)	-	-	-
Contract charges	(789)	(11)	-	(10)
Increase (decrease) in net assets derived from				
principal transactions	2,495	362	-	402
Total increase (decrease)	4,289	393	-	432
Net assets at December 31, 2003	9,694	393	-	432
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	117	15	(68)	43
Net realized gain (loss) on investments				
and capital gains distributions	580	42	48	87
Net unrealized appreciation (depreciation) of investments	1,534	197	1,032	559
Net increase (decrease) in net assets from operations	2,231	254	1,012	689
Changes from principal transactions:				
Premiums	2,757	460	1,876	540
Surrenders and withdrawals	(453)	(21)	(617)	(15)
Transfer payments	5,698	2,139	20,926	2,671
Policy loans	(85)	(5)	(128)	(8)
Loan collateral interest	8	-	7	1
Death benefits	(18)	-	(22)	-
Contract charges	(1,157)	(199)	(1,029)	(164)
Increase (decrease) in net assets derived from				
principal transactions	6,750	2,374	21,013	3,025
Total increase (decrease)	8,981	2,628	22,025	3,714
Net assets at December 31, 2004	$ 18,675	$ 3,021	$ 22,025	$ 4,146

The accompanying notes are an integral part of these financial statements.

RELIASTAR SELECT*LIFE VARIABLE ACCOUNT
Statements of Changes in Net Assets
For the years ended December 31, 2004 and 2003
(Dollars in thousands)

	ING JPMorgan Mid Cap Value	ING PIMCO Total Return	ING Salomon Brothers Aggressive Growth	ING Van Kampen Comstock
Net assets at January 1, 2003	$ -	$ -	$ -	$ 225
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	19	-	6
Net realized gain (loss) on investments				
and capital gains distributions	16	3	1	117
Net unrealized appreciation (depreciation) of investments	12	(14)	8	74
Net increase (decrease) in net assets from operations	29	8	9	197
Changes from principal transactions:				
Premiums	87	146	3	422
Surrenders and other withdrawals	-	-	-	(5)
Transfer payments	284	625	77	662
Policy loans	-	-	-	(7)
Loan collateral interest	-	-	-	-
Death benefits	-	-	-	-
Contract charges	(17)	(22)	(4)	(84)
Increase (decrease) in net assets derived from				
principal transactions	354	749	76	988
Total increase (decrease)	383	757	85	1,185
Net assets at December 31, 2003	383	757	85	1,410
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	(8)	(1)	(14)
Net realized gain (loss) on investments				
and capital gains distributions	86	12	7	23
Net unrealized appreciation (depreciation) of investments	208	46	2	422
Net increase (decrease) in net assets from operations	294	50	8	431
Changes from principal transactions:				
Premiums	606	565	76	880
Surrenders and withdrawals	(43)	(11)	(1)	(55)
Transfer payments	1,710	793	26	1,595
Policy loans	(2)	(1)	(2)	(6)
Loan collateral interest	-	-	-	-
Death benefits	(1)	(1)	-	-
Contract charges	(175)	(144)	(18)	(221)
Increase (decrease) in net assets derived from				
principal transactions	2,095	1,201	81	2,193
Total increase (decrease)	2,389	1,251	89	2,624
Net assets at December 31, 2004	$ 2,772	$ 2,008	$ 174	$ 4,034

The accompanying notes are an integral part of these financial statements.

RELIASTAR SELECT*LIFE VARIABLE ACCOUNT
Statements of Changes in Net Assets
For the years ended December 31, 2004 and 2003
(Dollars in thousands)

	ING Van Kampen Equity and Income	ING VP Strategic Allocation Balanced	ING VP Strategic Allocation Growth	ING VP Strategic Allocation Income
Net assets at January 1, 2003	$ 7	$ -	$ -	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	-	-
Net realized gain (loss) on investments				
and capital gains distributions	-	-	-	-
Net unrealized appreciation (depreciation) of investments	5	-	-	-
Net increase (decrease) in net assets from operations	5	-	-	-
Changes from principal transactions:				
Premiums	6	-	-	-
Surrenders and other withdrawals	-	-	-	-
Transfer payments	22	-	-	-
Policy loans	-	-	-	-
Loan collateral interest	-	-	-	-
Death benefits	-	-	-	-
Contract charges	(3)	-	-	-
Increase (decrease) in net assets derived from				
principal transactions	25	-	-	-
Total increase (decrease)	30	-	-	-
Net assets at December 31, 2003	37	-	-	-
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	-	-
Net realized gain (loss) on investments				
and capital gains distributions	4	-	-	-
Net unrealized appreciation (depreciation) of investments	11	-	-	-
Net increase (decrease) in net assets from operations	15	-	-	-
Changes from principal transactions:				
Premiums	62	-	-	1
Surrenders and withdrawals	-	-	-	-
Transfer payments	92	20	3	338
Policy loans	-	-	-	-
Loan collateral interest	-	-	-	-
Death benefits	-	-	-	-
Contract charges	(14)	-	-	-
Increase (decrease) in net assets derived from				
principal transactions	140	20	3	339
Total increase (decrease)	155	20	3	339
Net assets at December 31, 2004	$ 192	$ 20	$ 3	$ 339

The accompanying notes are an integral part of these financial statements.

RELIASTAR SELECT*LIFE VARIABLE ACCOUNT
Statements of Changes in Net Assets
For the years ended December 31, 2004 and 2003
(Dollars in thousands)

	ING VP Index Plus LargeCap	ING VP Index Plus MidCap	ING VP Index Plus SmallCap	ING VP Disciplined LargeCap
Net assets at January 1, 2003	$ 37	$ 105	$ 80	$ 1,811
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	(1)	(2)	1
Net realized gain (loss) on investments				
and capital gains distributions	70	128	83	(453)
Net unrealized appreciation (depreciation) of investments	29	45	19	885
Net increase (decrease) in net assets from operations	99	172	100	433
Changes from principal transactions:				
Premiums	87	239	104	426
Surrenders and other withdrawals	-	(9)	(5)	(94)
Transfer payments	198	679	342	(128)
Policy loans	-	(4)	-	(3)
Loan collateral interest	-	-	-	2
Death benefits	-	-	-	(2)
Contract charges	(22)	(64)	(33)	(197)
Increase (decrease) in net assets derived from				
principal transactions	263	841	408	4
Total increase (decrease)	362	1,013	508	437
Net assets at December 31, 2003	399	1,118	588	2,248
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	6	(2)	(5)	(6)
Net realized gain (loss) on investments				
and capital gains distributions	8	11	11	51
Net unrealized appreciation (depreciation) of investments	84	335	260	188
Net increase (decrease) in net assets from operations	98	344	266	233
Changes from principal transactions:				
Premiums	290	642	425	353
Surrenders and withdrawals	(33)	(36)	(12)	(105)
Transfer payments	598	1,189	864	7
Policy loans	-	(5)	(6)	(22)
Loan collateral interest	-	-	-	2
Death benefits	-	(1)	-	(4)
Contract charges	(83)	(202)	(139)	(192)
Increase (decrease) in net assets derived from				
principal transactions	772	1,587	1,132	39
Total increase (decrease)	870	1,931	1,398	272
Net assets at December 31, 2004	$ 1,269	$ 3,049	$ 1,986	$ 2,520

The accompanying notes are an integral part of these financial statements.

RELIASTAR SELECT*LIFE VARIABLE ACCOUNT
Statements of Changes in Net Assets
For the years ended December 31, 2004 and 2003
(Dollars in thousands)

	ING VP Growth Opportunities	ING VP Growth + Value	ING VP High Yield Bond	ING VP International Value
Net assets at January 1, 2003	$ 2,005	$ 12,837	$ 1,744	$ 11,956
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(14)	(100)	165	102
Net realized gain (loss) on investments				
and capital gains distributions	(292)	(6,817)	(56)	1,397
Net unrealized appreciation (depreciation) of investments	973	11,484	277	3,246
Net increase (decrease) in net assets from operations	667	4,567	386	4,745
Changes from principal transactions:				
Premiums	915	3,856	705	4,055
Surrenders and other withdrawals	(60)	(534)	(139)	(673)
Transfer payments	(358)	(2,494)	1,735	4,781
Policy loans	(10)	(92)	(29)	(51)
Loan collateral interest	1	27	3	13
Death benefits	(3)	(18)	(24)	(17)
Contract charges	(340)	(1,690)	(313)	(1,475)
Increase (decrease) in net assets derived from				
principal transactions	145	(945)	1,938	6,633
Total increase (decrease)	812	3,622	2,324	11,378
Net assets at December 31, 2003	2,817	16,459	4,068	23,334
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(5)	(33)	238	164
Net realized gain (loss) on investments				
and capital gains distributions	502	3,743	40	1,013
Net unrealized appreciation (depreciation) of investments	(380)	(3,165)	25	3,210
Net increase (decrease) in net assets from operations	117	545	303	4,387
Changes from principal transactions:				
Premiums	251	1,017	742	4,428
Surrenders and withdrawals	(34)	(230)	(225)	(971)
Transfer payments	(3,059)	(17,251)	1,004	2,447
Policy loans	2	(61)	(72)	(193)
Loan collateral interest	1	12	3	20
Death benefits	-	(7)	(7)	(49)
Contract charges	(95)	(484)	(396)	(1,832)
Increase (decrease) in net assets derived from				
principal transactions	(2,934)	(17,004)	1,049	3,850
Total increase (decrease)	(2,817)	(16,459)	1,352	8,237
Net assets at December 31, 2004	$ -	$ -	$ 5,420	$ 31,571

The accompanying notes are an integral part of these financial statements.

RELIASTAR SELECT*LIFE VARIABLE ACCOUNT
Statements of Changes in Net Assets
For the years ended December 31, 2004 and 2003
(Dollars in thousands)

	ING VP MagnaCap	ING VP MidCap Opportunities	ING VP SmallCap Opportunities	Janus Aspen Growth
Net assets at January 1, 2003	$ 1,140	$ 1,410	$ 17,464	$ 20,311
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	8	(11)	(140)	(131)
Net realized gain (loss) on investments				
and capital gains distributions	13	(183)	(7,544)	(11,428)
Net unrealized appreciation (depreciation) of investments	388	783	13,968	17,534
Net increase (decrease) in net assets from operations	409	589	6,284	5,975
Changes from principal transactions:				
Premiums	519	603	5,217	5,204
Surrenders and other withdrawals	(116)	(70)	(886)	(1,319)
Transfer payments	55	297	(3,287)	(3,154)
Policy loans	(6)	(9)	(128)	(112)
Loan collateral interest	-	1	19	25
Death benefits	(1)	(1)	(33)	(53)
Contract charges	(191)	(252)	(2,128)	(2,557)
Increase (decrease) in net assets derived from				
principal transactions	260	569	(1,226)	(1,966)
Total increase (decrease)	669	1,158	5,058	4,009
Net assets at December 31, 2003	1,809	2,568	22,522	24,320
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	20	(117)	(147)	(79)
Net realized gain (loss) on investments				
and capital gains distributions	45	412	1,251	4,268
Net unrealized appreciation (depreciation) of investments	115	1,017	811	(3,903)
Net increase (decrease) in net assets from operations	180	1,312	1,915	286
Changes from principal transactions:				
Premiums	477	2,972	4,030	2,200
Surrenders and withdrawals	(89)	(858)	(1,055)	(985)
Transfer payments	211	17,853	(2,707)	(23,272)
Policy loans	(19)	(118)	(171)	(139)
Loan collateral interest	-	17	20	16
Death benefits	(12)	(21)	(46)	(33)
Contract charges	(193)	(1,464)	(1,844)	(1,118)
Increase (decrease) in net assets derived from				
principal transactions	375	18,381	(1,773)	(23,331)
Total increase (decrease)	555	19,693	142	(23,045)
Net assets at December 31, 2004	$ 2,364	$ 22,261	$ 22,664	$ 1,275

The accompanying notes are an integral part of these financial statements.

RELIASTAR SELECT*LIFE VARIABLE ACCOUNT
Statements of Changes in Net Assets
For the years ended December 31, 2004 and 2003
(Dollars in thousands)

	Janus Aspen International Growth	Janus Aspen Mid Cap Growth	Janus Aspen Worldwide Growth	Neuberger Berman AMT Limited Maturity Bond
Net assets at January 1, 2003	$ 16,100	$ 22,456	$ 39,797	$ 12,206
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	122	(173)	153	554
Net realized gain (loss) on investments				
and capital gains distributions	3,423	(20,800)	(19,091)	340
Net unrealized appreciation (depreciation) of investments	3,051	28,658	27,658	(654)
Net increase (decrease) in net assets from operations	6,596	7,685	8,720	240
Changes from principal transactions:				
Premiums	4,173	6,867	9,347	3,175
Surrenders and other withdrawals	(836)	(1,170)	(2,100)	(1,339)
Transfer payments	(769)	(2,390)	(6,404)	1,511
Policy loans	(54)	(167)	(217)	53
Loan collateral interest	30	52	78	13
Death benefits	(32)	(35)	(48)	(27)
Contract charges	(1,874)	(3,277)	(4,032)	(1,373)
Increase (decrease) in net assets derived from				
principal transactions	638	(120)	(3,376)	2,013
Total increase (decrease)	7,234	7,565	5,344	2,253
Net assets at December 31, 2003	23,334	30,021	45,141	14,459
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	59	(197)	123	446
Net realized gain (loss) on investments				
and capital gains distributions	960	747	1,832	(71)
Net unrealized appreciation (depreciation) of investments	3,102	5,059	(344)	(336)
Net increase (decrease) in net assets from operations	4,121	5,609	1,611	39
Changes from principal transactions:				
Premiums	3,636	5,471	7,458	2,492
Surrenders and withdrawals	(1,143)	(2,115)	(2,362)	(709)
Transfer payments	(1,123)	(2,509)	(4,933)	(552)
Policy loans	(396)	(426)	(469)	(98)
Loan collateral interest	29	56	75	9
Death benefits	(53)	(65)	(107)	(46)
Contract charges	(1,859)	(2,991)	(3,483)	(1,155)
Increase (decrease) in net assets derived from				
principal transactions	(909)	(2,579)	(3,821)	(59)
Total increase (decrease)	3,212	3,030	(2,210)	(20)
Net assets at December 31, 2004	$ 26,546	$ 33,051	$ 42,931	$ 14,439

The accompanying notes are an integral part of these financial statements.

RELIASTAR SELECT*LIFE VARIABLE ACCOUNT
Statements of Changes in Net Assets
For the years ended December 31, 2004 and 2003
(Dollars in thousands)

	Neuberger Berman AMT Partners	Neuberger Berman AMT Socially Responsive	OpCap Equity	OpCap Global Equity
Net assets at January 1, 2003	$ 8,029	$ 698	$ 3,984	$ 1,619
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(74)	(5)	27	(4)
Net realized gain (loss) on investments				
and capital gains distributions	438	(6)	(137)	374
Net unrealized appreciation (depreciation) of investments	2,392	289	1,224	337
Net increase (decrease) in net assets from operations	2,756	278	1,114	707
Changes from principal transactions:				
Premiums	1,796	287	1,086	517
Surrenders and other withdrawals	(591)	(72)	(174)	(34)
Transfer payments	487	115	(323)	1,182
Policy loans	(49)	(5)	21	(56)
Loan collateral interest	8	-	2	6
Death benefits	(5)	-	(11)	-
Contract charges	(860)	(120)	(460)	(230)
Increase (decrease) in net assets derived from				
principal transactions	786	205	141	1,385
Total increase (decrease)	3,542	483	1,255	2,092
Net assets at December 31, 2003	11,571	1,181	5,239	3,711
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(50)	(7)	13	(12)
Net realized gain (loss) on investments				
and capital gains distributions	1,563	36	173	166
Net unrealized appreciation (depreciation) of investments	(900)	130	411	417
Net increase (decrease) in net assets from operations	613	159	597	571
Changes from principal transactions:				
Premiums	874	277	970	843
Surrenders and withdrawals	(357)	(55)	(319)	(220)
Transfer payments	(11,460)	39	(48)	909
Policy loans	(38)	-	(51)	(61)
Loan collateral interest	10	1	1	9
Death benefits	(9)	(35)	(16)	(35)
Contract charges	(466)	(124)	(450)	(346)
Increase (decrease) in net assets derived from				
principal transactions	(11,446)	103	87	1,099
Total increase (decrease)	(10,833)	262	684	1,670
Net assets at December 31, 2004	$ 738	$ 1,443	$ 5,923	$ 5,381

The accompanying notes are an integral part of these financial statements.

RELIASTAR SELECT*LIFE VARIABLE ACCOUNT
Statements of Changes in Net Assets
For the years ended December 31, 2004 and 2003
(Dollars in thousands)

	OpCap Managed	OpCap Small Cap	Pioneer MidCap Value VCT	Pioneer SmallCap Value VCT
Net assets at January 1, 2003	$ 8,519	$ 12,019	$ 1,145	$ 140
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	89	(103)	(2)	(2)
Net realized gain (loss) on investments				
and capital gains distributions	(1,361)	(1,940)	135	2
Net unrealized appreciation (depreciation) of investments	3,280	7,643	94	141
Net increase (decrease) in net assets from operations	2,008	5,600	227	141
Changes from principal transactions:				
Premiums	2,109	2,958	280	232
Surrenders and other withdrawals	(325)	(584)	(2)	(10)
Transfer payments	1,136	2,768	(561)	294
Policy loans	193	(71)	(2)	(5)
Loan collateral interest	15	15	-	-
Death benefits	(10)	(22)	-	-
Contract charges	(1,058)	(1,373)	(64)	(50)
Increase (decrease) in net assets derived from				
principal transactions	2,060	3,691	(349)	461
Total increase (decrease)	4,068	9,291	(122)	602
Net assets at December 31, 2003	12,587	21,310	1,023	742
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	94	(166)	(3)	(7)
Net realized gain (loss) on investments				
and capital gains distributions	168	1,030	35	52
Net unrealized appreciation (depreciation) of investments	1,019	3,128	348	202
Net increase (decrease) in net assets from operations	1,281	3,992	380	247
Changes from principal transactions:				
Premiums	2,119	3,545	552	413
Surrenders and withdrawals	(547)	(1,044)	(40)	(5)
Transfer payments	43	2,462	906	489
Policy loans	(128)	(196)	(21)	(2)
Loan collateral interest	19	15	-	-
Death benefits	(69)	(86)	-	(1)
Contract charges	(1,110)	(1,686)	(159)	(132)
Increase (decrease) in net assets derived from				
principal transactions	327	3,010	1,238	762
Total increase (decrease)	1,608	7,002	1,618	1,009
Net assets at December 31, 2004	$ 14,195	$ 28,312	$ 2,641	$ 1,751

The accompanying notes are an integral part of these financial statements.

RELIASTAR SELECT*LIFE VARIABLE ACCOUNT
Statements of Changes in Net Assets
For the years ended December 31, 2004 and 2003
(Dollars in thousands)

	Putnam VT Diversified Income	Putnam VT Growth and Income	Putnam VT International Growth	Putnam VT New Opportunities
Net assets at January 1, 2003	$ 1,098	$ 35,471	$ 1,093	$ 27,087
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	92	475	3	(251)
Net realized gain (loss) on investments				
and capital gains distributions	(177)	(7,869)	241	(18,219)
Net unrealized appreciation (depreciation) of investments	279	16,861	13	26,947
Net increase (decrease) in net assets from operations	194	9,467	257	8,477
Changes from principal transactions:				
Premiums	2	6,099	(1)	6,417
Surrenders and other withdrawals	(42)	(1,956)	(26)	(1,588)
Transfer payments	(66)	(1,338)	(109)	(2,174)
Policy loans	(4)	(325)	(12)	(251)
Loan collateral interest	-	70	-	63
Death benefits	(4)	(131)	(5)	(99)
Contract charges	(66)	(3,422)	(66)	(2,873)
Increase (decrease) in net assets derived from				
principal transactions	(180)	(1,003)	(219)	(505)
Total increase (decrease)	14	8,464	38	7,972
Net assets at December 31, 2003	1,112	43,935	1,131	35,059
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	92	430	9	(275)
Net realized gain (loss) on investments				
and capital gains distributions	4	1,237	68	1,163
Net unrealized appreciation (depreciation) of investments	(8)	2,709	76	2,311
Net increase (decrease) in net assets from operations	88	4,376	153	3,199
Changes from principal transactions:				
Premiums	-	5,301	-	5,341
Surrenders and withdrawals	(32)	(2,624)	(41)	(2,034)
Transfer payments	(59)	(1,916)	(87)	(2,606)
Policy loans	(10)	(399)	(4)	(375)
Loan collateral interest	-	72	-	66
Death benefits	(1)	(152)	(1)	(69)
Contract charges	(55)	(3,262)	(59)	(2,610)
Increase (decrease) in net assets derived from				
principal transactions	(157)	(2,980)	(192)	(2,287)
Total increase (decrease)	(69)	1,396	(39)	912
Net assets at December 31, 2004	$ 1,043	$ 45,331	$ 1,092	$ 35,971

The accompanying notes are an integral part of these financial statements.

RELIASTAR SELECT*LIFE VARIABLE ACCOUNT
Statements of Changes in Net Assets
For the years ended December 31, 2004 and 2003
(Dollars in thousands)

	Putnam VT Small Cap Value	Putnam VT Utilities Growth and Income	Putnam VT Voyager
Net assets at January 1, 2003	$ 3,690	$ 1,197	$ 72,929
Increase (decrease) in net assets			
Operations:			
Net investment income (loss)	(8)	39	(144)
Net realized gain (loss) on investments			
and capital gains distributions	1,000	(853)	(49,084)
Net unrealized appreciation (depreciation) of investments	867	1,070	66,338
Net increase (decrease) in net assets from operations	1,859	256	17,110
Changes from principal transactions:			
Premiums	1,289	(4)	13,164
Surrenders and other withdrawals	(199)	(42)	(4,177)
Transfer payments	(9)	(52)	(6,617)
Policy loans	(15)	(9)	(604)
Loan collateral interest	5	-	162
Death benefits	(5)	(7)	(147)
Contract charges	(506)	(89)	(6,777)
Increase (decrease) in net assets derived from			
principal transactions	560	(203)	(4,996)
Total increase (decrease)	2,419	53	12,114
Net assets at December 31, 2003	6,109	1,250	85,043
Increase (decrease) in net assets			
Operations:			
Net investment income (loss)	(14)	22	(286)
Net realized gain (loss) on investments			
and capital gains distributions	161	59	1,773
Net unrealized appreciation (depreciation) of investments	1,659	158	2,009
Net increase (decrease) in net assets from operations	1,806	239	3,496
Changes from principal transactions:			
Premiums	1,517	-	11,151
Surrenders and withdrawals	(351)	(48)	(5,240)
Transfer payments	1,208	(23)	(5,901)
Policy loans	(64)	(16)	(933)
Loan collateral interest	7	-	164
Death benefits	(18)	-	(133)
Contract charges	(662)	(83)	(5,980)
Increase (decrease) in net assets derived from			
principal transactions	1,637	(170)	(6,872)
Total increase (decrease)	3,443	69	(3,376)
Net assets at December 31, 2004	$ 9,552	$ 1,319	$ 81,667

The accompanying notes are an integral part of these financial statements.

1. Organization

ReliaStar Life Insurance Company Select*Life Variable Account (the "Account") was established by ReliaStar Life Insurance Company ("ReliaStar Life" or the "Company") to support the operations of variable life policies ("Policies"). ReliaStar Life is an indirect, wholly-owned subsidiary of ING America Insurance Holdings, Inc. ("ING AIH"), an insurance holding company domiciled in the State of Delaware. ING AIH is a wholly-owned subsidiary of ING Groep, N.V., a global financial services holding company based in The Netherlands.

The Account is registered as a unit investment trust with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended. The Account Policies consist of the Select*Life I product and Select*Life Series 2000 product, which incorporates Select*Life II, Select*Life III, Variable Estate Design and Flex Design products. ReliaStar Life provides for variable accumulation and benefits under the Policies by crediting premium payments to one or more divisions within the Account or the fixed separate account, which is not part of the Account, as directed by the Policyholders. The portion of the Account's assets applicable to Policies will not be charged with liabilities arising out of any other business ReliaStar Life may conduct, but obligations of the Account, including the promise to make benefit payments, are obligations of ReliaStar Life. The assets and liabilities of the Account are clearly identified and distinguished from the other assets and liabilities of ReliaStar Life.

At December 31, 2004, the Account had 72 investment divisions (the "Divisions"), 37 of which invest in independently managed mutual funds and 35 of which invest in mutual funds managed by an affiliate, either Directed Services, Inc., ING Life Insurance and Annuity Company, or ING Investments, LLC. The assets in each Division are invested in shares of a designated fund ("Fund") of various investment trusts (the "Trusts"). Investment Divisions at December 31, 2004 and related Trusts are as follows:

AIM Variable Insurance Funds:
  AIM V.I. Dent Demographic Trends Fund - Series I Shares
Alger American Funds:
  Alger American Growth Portfolio - Class O Shares
  Alger American Leveraged AllCap Portfolio - Class O Shares
  Alger American MidCap Growth Portfolio - Class O Shares
  Alger American Small Capitalization Portfolio - Class O Shares
American Funds Insurance Series:
  American Growth Fund - Class 2*
  American Growth-Income Fund - Class 2*
  American International Fund - Class 2*

Fidelity® Variable Insurance Products:
  Fidelity® VIP Contrafund® Portfolio - Initial Class
  Fidelity® VIP Equity-Income Portfolio - Initial Class
  Fidelity® VIP Growth Portfolio - Initial Class
  Fidelity® VIP High Income Portfolio - Initial Class
  Fidelity® VIP *Asset Manager*^{SM} Portfolio - Initial Class
  Fidelity® VIP Investment Grade Bond Portfolio - Initial Class
  Fidelity® VIP Index 500 Portfolio - Initial Class
  Fidelity® VIP Money Market Portfolio - Initial Class
  Fidelity® VIP Overseas Portfolio - Initial Class

ING Income Shares:
  ING VP Bond Portfolio - Class I
ING Investors Trust:
  ING AIM Capital Mid-Cap Growth Portfolio - Service
    Shares*
  ING Hard Assets Portfolio - Institutional Shares*
  ING International Portfolio - Service Shares*
  ING JPMorgan Small Cap Equity - Class I**
  ING Legg Mason Value Portfolio**
  ING Limited Maturity Bond Portfolio - Service Shares*
  ING Liquid Assets Portfolio - Institutional Shares**
  ING Marsico Growth Portfolio - Service Shares*
  ING Mercury Focus Value - Class I**
  ING MFS® Mid-Cap Growth Portfolio - Service Shares
  ING MFS® Total Return Portfolio - Institutional
    Shares*
  ING Salomon Brothers Investors Portfolio - Institutional
    Shares*
  ING Stock Index Portfolio - Class I**
  ING T. Rowe Price Capital Appreciation Portfolio -
    Institutional Shares
  ING T. Rowe Price Equity Income Portfolio - Service
    Shares*
  ING Van Kampen Equity Growth - Initial Class**
  ING Van Kampen Real Estate Portfolio - Institutional
    Shares*
ING Partners, Inc.:
  ING JPMorgan Mid Cap Value Portfolio - Initial Class*
  ING PIMCO Total Return Portfolio - Service Class*
  ING Salomon Brothers Aggressive Growth - Portfolio -
    Service Class*
  ING Van Kampen Comstock Portfolio - Initial Class
  ING Van Kampen Equity and Income Portfolio - Initial
    Class
ING Strategic Allocation Portfolio, Inc.:
  ING VP Strategic Allocation Balanced Portfolio -
    Class I**
  ING VP Strategic Allocation Growth Portfolio -
    Class I**
  ING VP Strategic Allocation Income Portfolio -
    Class I**
ING Variable Portfolios, Inc.:
  ING VP Index Plus LargeCap Portfolio - Class I
  ING VP Index Plus MidCap Portfolio - Class I
  ING VP Index Plus SmallCap Portfolio - Class I

ING Variable Products Trust:
  ING VP Disciplined LargeCap Portfolio - Class I
  ING VP High Yield Bond Portfolio - Class I
  ING VP International Value Portfolio - Class I
  ING VP MagnaCap Portfolio - Class I
  ING VP MidCap Opportunities Portfolio - Class I
  ING VP SmallCap Opportunities Portfolio - Class I
Janus Aspen Series:
  Janus Aspen Growth - Institutional Shares
  Janus Aspen International Growth - Institutional Shares
  Janus Aspen Mid Cap Growth Portfolio - Institutional
    Shares
  Janus Aspen Worldwide Growth - Institutional Shares
Neuberger Berman Advisers Management Trust:
  Neuberger Berman AMT Limited Maturity Bond
    Portfolio
  Neuberger Berman AMT Partners Portfolio
  Neuberger Berman AMT Socially Responsive Portfolio
PIMCO Accumulation Trust:
  OpCap Equity Portfolio
  OpCap Global Equity Portfolio
  OpCap Managed Portfolio
  OpCap Small Cap Portfolio
Pioneer Variable Contracts Trust:
  Pioneer MidCap Value VCT Portfolio - Class I
  Pioneer SmallCap Value VCT Portfolio - Class I
Putnam Variable Trust:
  Putnam VT Diversified Income Fund - Class IA Shares
  Putnam VT Growth and Income Fund - Class IA Shares
  Putnam VT International Growth Fund - Class IA Shares
  Putnam VT New Opportunities Fund - Class IA Shares
  Putnam VT Small Cap Value Fund - Class IA Shares
  Putnam VT Utilities Growth and Income Fund - Class
    IA Shares
  Putnam VT Voyager Fund - Class IA Shares

* Investment Division was added in 2003
** Investment Division was added in 2004

The names of certain Divisions and Trusts were changed during 2004. The following is a summary of current and former names for those Divisions and Trusts:

Current Name	Former Name
ING Partners, Inc.	ING Partners, Inc.
ING Van Kampen Equity and Income Portfolio - Initial Class	ING UBS Tactical Asset Allocation Portfolio - Initial Class
ING Variable Portfolios, Inc.:	ING Variable Portfolios, Inc.:
ING VP Index Plus LargeCap Portfolio - Class I	ING VP Index Plus LargeCap Portfolio - Class R
ING VP Index Plus MidCap Portfolio - Class I	ING VP Index Plus MidCap Portfolio - Class R
ING VP Index Plus SmallCap Portfolio - Class I	ING VP Index Plus SmallCap Portfolio - Class R
ING Variable Products Trust:	ING Variable Products Trust:
ING VP Disciplined LargeCap Portfolio - Class I	ING VP Disciplined LargeCap Portfolio - Class R
ING VP Growth Opportunities - Class I	ING VP Growth Opportunities - Class R
ING VP Growth + Value Portfolio - Class I	ING VP Growth + Value Portfolio - Class R
ING VP High Yield Bond Portfolio - Class I	ING VP High Yield Bond Portfolio - Class R
ING VP International Value Portfolio - Class I	ING VP International Value Portfolio - Class R
ING VP MagnaCap Portfolio - Class I	ING VP MagnaCap Portfolio - Class R
ING VP MidCap Opportunities Portfolio - Class I	ING VP MidCap Opportunities Portfolio - Class R
ING VP SmallCap Opportunities Portfolio - Class I	ING VP SmallCap Opportunities Portfolio - Class R

All contracts in the Account are currently in the accumulation period.

During 2004, the following funds were closed to Contractowners:

  ING Liquid Assets Portfolio - Service Shares
  ING VP Growth Opportunities Portfolio - Class I
  ING VP Growth + Value Portfolio - Class I

2. Significant Accounting Policies

The following is a summary of the significant accounting policies of the Account:

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investments

Investments are made in shares of a Fund and are recorded at fair value, determined by the net asset value per share of the respective Fund. Investment transactions in each Fund are recorded on the trade date. Distributions of net investment income and capital gains from each Fund are recognized on the ex-distribution date. Realized gains and losses on redemptions of the shares of the Fund are determined using the specific identification basis. The difference between cost and current fair value of investments owned on the day of measurement is recorded as appreciation or depreciation of investments.

Federal Income Taxes

Operations of the Account form a part of, and are taxed with, the total operations of ReliaStar Life, which is taxed as a life insurance company under the Internal Revenue Code. Earnings and realized capital gains of the Account attributable to the Policyholders are excluded in the determination of the federal income tax liability of ReliaStar Life.

Policyholder Reserves

Policyholder reserves are presented as net assets on the Statement of Assets and Liabilities and are equal to the aggregate account values of the Policyholders invested in the Account Divisions. To the extent that benefits to be paid to the Policyholders exceed their account values, ReliaStar Life will contribute additional funds to the benefit proceeds. Conversely, if amounts allocated exceed amounts required, transfers may be made to ReliaStar Life.

3.   **Charges and Fees**

Under the terms of the Policies, certain charges are allocated to the Policies to cover ReliaStar Life's expenses in connection with the issuance and administration of the Policies. Following is a summary of these charges:

Premium Expense Charge

ReliaStar Life deducts a premium charge ranging from 3.75% to 5.00% of each premium payment as defined in the Policy.

Mortality and Expense Risk and Other Charges

The monthly deduction includes a monthly mortality and expense risk charge, a cost of insurance charge, a monthly administrative charge, a monthly amount charge, and any charges for optional insurance benefits.

ReliaStar Life assumes mortality and expense risks related to the operations of the Account and, in accordance with the terms of the Policies, deducts a mortality and expense risk charge from the assets of the Account. Monthly charges are deducted at annual rates of up to 0.80% of the average daily net asset value of each Division of the Account to cover these risks.

The cost of insurance charge varies based on the insured's sex, issue age, policy year, rate class, and the face amount of the Policy.

The monthly administrative charge is currently $8.25 per month and is guaranteed not to exceed $12 per month.

The monthly amount charge and charges for optional insurance benefits vary based on a number of factors and are defined in the Policy.

Surrender and Lapse Charges

As defined in the Policy, ReliaStar Life assesses a surrender charge if the Policy lapses or is surrendered before a specified period.

Other Charges

A transfer charge of $25 will be imposed on each transfer between Divisions in excess of twenty-four in any one calendar year. Charges for partial withdrawals are also imposed in accordance with the terms of the Policy.

4. **Related Party Transactions**

During the year ended December 31, 2004, management fees were paid to ING Investments, LLC, in its capacity as investment manager to the ING Income Shares, ING Variable Portfolios, Inc. and the ING Variable Products Trust. The Fund's advisory agreement provided for a fee at annual rates ranging from 0.35% to 1.00% of the average net assets of each respective Fund of the Trusts. Management fees were paid to ING Life Insurance and Annuity Company, in its capacity as investment manager to ING Partners, Inc. The Fund's advisory agreement provided for a fee at annual rates ranging from 0.50% to 1.00% of the average net assets of each respective Fund of the Trust.

5. Purchases and Sales of Investment Securities

The aggregate cost of purchases and proceeds from sales of investments follow:

| | Year Ended December 31 | | | |
| | 2004 | | 2003 | |
	Purchases	Sales	Purchases	Sales
	(Dollars in thousands)			
AIM Variable Insurance Funds:				
AIM V.I. Dent Demographic Trends	$ 1,562	$ 1,063	$ 3,508	$ 2,572
The Alger American Funds:				
Alger American Growth	4,994	7,707	25,063	22,427
Alger American Leveraged AllCap	972	1,370	2,891	1,546
Alger American MidCap Growth	8,866	5,579	34,498	26,855
Alger American Small Capitalization	1,952	10,334	17,673	16,671
American Funds Insurance Series:				
American Growth	12,326	299	2,368	12
American Growth-Income	9,962	312	1,697	55
American International	7,771	149	1,406	20
Fidelity® Variable Insurance Products:				
Fidelity® VIP Contrafund®	10,802	9,017	62,894	56,363
Fidelity® VIP Equity-Income	42,402	43,202	78,488	72,545
Fidelity® VIP Growth	42,320	50,421	67,931	71,845
Fidelity® VIP High Income	10,453	10,442	133,905	131,780
Fidelity® VIP *Asset Manager*[SM]	9,362	11,966	8,042	10,265
Fidelity® VIP Investment Grade Bond	6,903	5,562	36,598	34,328
Fidelity® VIP Index 500	11,865	97,018	51,255	46,177
Fidelity® VIP Money Market	16,242	70,550	351,566	361,054
Fidelity® VIP Overseas	3,715	5,033	4,742	6,308
ING Income Shares:				
ING VP Bond	2,085	650	29,757	28,861
ING Investors Trust:				
ING AIM Capital Mid-Cap Growth	296	41	786	688
ING Hard Assets	731	91	818	724
ING International	602	408	840	748
ING JP Morgan Small Cap Equity	10,201	293	-	-
ING Legg Mason Value	1,055	9	-	-
ING Limited Maturity Bond	890	458	130	10
ING Liquid Assets Portfolio - Institutional Shares	55,749	10,336	-	-
ING Liquid Assets Portfolio - Service Shares	489	532	111	68
ING Marsico Growth	1,430	285	946	15
ING Mercury Focus Value	12,814	747	-	-
ING MFS® Mid-Cap Growth	1,092	262	10,937	10,315
ING MFS® Total Return	1,100	310	250	58
ING Salomon Brothers Investors	264	63	72	2

	Year Ended December 31			
	2004		2003	
	Purchases	Sales	Purchases	Sales
	(Dollars in thousands)			
ING Investors Trust (continued):				
ING Stock Index	$ 91,787	$ 4,267	$ -	$ -
ING T. Rowe Price Capital Appreciation	9,055	2,069	14,763	12,263
ING T. Rowe Price Equity Income	2,610	208	407	45
ING Van Kampen Equity Growth	22,680	1,632	-	-
ING Van Kampen Real Estate	3,524	425	449	44
ING Partners, Inc.:				
ING JPMorgan Mid Cap Value	2,233	61	868	511
ING PIMCO Total Return	1,477	270	797	26
ING Salomon Brothers Aggressive Growth	157	78	89	13
ING Van Kampen Comstock	2,271	81	2,673	1,657
ING Van Kampen Equity and Income	165	24	30	5
ING Strategic Allocation Portfolio, Inc.				
ING VP Strategic Allocation Balanced	19	-	-	-
ING VP Strategic Allocation Growth	3	-	-	-
ING VP Strategic Allocation Income	339	-	-	-
ING Variable Portfolios, Inc.:				
ING VP Index Plus LargeCap	870	93	5,107	4,844
ING VP Index Plus MidCap	1,675	90	9,826	8,986
ING VP Index Plus SmallCap	1,195	62	6,372	5,966
ING Variable Products Trust:				
ING VP Disciplined LargeCap	393	359	1,482	1,477
ING VP Growth Opportunities	191	3,129	954	823
ING VP Growth + Value	515	17,553	13,510	14,555
ING VP High Yield Bond	4,197	2,856	8,033	5,924
ING VP International Value	9,589	5,576	41,779	35,044
ING VP MagnaCap	748	353	5,396	5,128
ING VP MidCap Opportunities	21,805	3,541	1,856	1,298
ING VP SmallCap Opportunities	2,382	4,301	21,399	22,765
Janus Aspen Series:				
Janus Aspen Growth	2,170	25,580	12,821	14,918
Janus Aspen International Growth	4,569	5,411	140,748	139,988
Janus Aspen Mid Cap Growth	3,446	6,222	14,430	14,723
Janus Aspen Worldwide Growth	4,988	8,687	36,149	39,372
Neuberger Berman Advisers Management Trust:				
Neuberger Berman AMT Limited Maturity Bond	4,108	3,721	13,675	11,108
Neuberger Berman AMT Partners	1,578	13,074	23,130	22,418
Neuberger Berman AMT Socially Responsive	301	205	469	269

	Year Ended December 31			
	2004		2003	
	Purchases	Sales	Purchases	Sales
	(Dollars in thousands)			
PIMCO Accumulation Trust:				
OpCap Equity	$ 1,000	$ 900	$ 7,431	$ 7,263
OpCap Global Equity	2,220	1,134	10,914	9,533
OpCap Managed	3,085	2,665	8,047	5,898
OpCap Small Cap	5,705	2,860	17,620	14,032
Pioneer Variable Contracts Trust:				
Pioneer MidCap Value VCT	1,371	120	12,482	12,833
Pioneer SmallCap Value VCT	913	158	500	41
Putnam Variable Trust:				
Putnam VT Diversified Income	136	201	1,082	1,170
Putnam VT Growth and Income	3,818	6,359	35,296	35,824
Putnam VT International Growth	49	232	972	1,188
Putnam VT New Opportunities	1,498	4,059	29,660	30,416
Putnam VT Small Cap Value	2,303	681	15,585	15,033
Putnam VT Utilities Growth and Income	120	267	1,017	1,181
Putnam VT Voyager	6,554	13,706	61,779	66,919

RELIASTAR SELECT*LIFE VARIABLE ACCOUNT
Notes to Financial Statements

6. Changes in Units

The net changes in units outstanding follow:

| | **Year Ended December 31** | | | |
| | **2004** | | | **2003** |
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Net Units Issued (Redeemed)**
AIM Variable Insurance Funds:				
AIM V.I. Dent Demographic Trends	310,402	211,373	99,029	204,066
The Alger American Funds:				
Alger American Growth	403,950	608,985	(205,035)	232,046
Alger American Leveraged AllCap	170,473	240,007	(69,534)	270,424
Alger American MidCap Growth	506,449	326,179	180,270	493,074
Alger American Small Capitalization	217,435	1,081,873	(864,438)	128,998
American Funds Insurance Series:				
American Growth	944,059	22,621	921,438	200,309
American Growth-Income	755,484	23,723	731,761	138,881
American International	528,813	10,627	518,186	111,655
Fidelity® Variable Insurance Products:				
Fidelity® VIP Contrafund®	484,894	421,032	63,862	265,400
Fidelity® VIP Equity-Income	1,044,378	1,104,829	(60,451)	216,873
Fidelity® VIP Growth	1,037,073	1,302,603	(265,530)	(123,168)
Fidelity® VIP High Income	445,451	532,349	(86,898)	128,218
Fidelity® VIP Asset Manager℠	358,862	493,233	(134,371)	(140,055)
Fidelity® VIP Investment Grade Bond	264,381	274,224	(9,843)	64,786
Fidelity® VIP Index 500	394,516	3,421,905	(3,027,389)	167,742
Fidelity® VIP Money Market	942,713	4,437,723	(3,495,010)	(637,615)
Fidelity® VIP Overseas	168,267	243,690	(75,423)	(113,347)
ING Income Shares:				
ING VP Intermediate Bond	158,847	55,851	102,996	79,332
ING Investors Trust:				
ING AIM Capital Mid-Cap Growth	21,756	3,181	18,575	6,698
ING Hard Assets	47,550	6,291	41,259	6,809
ING International	44,291	30,182	14,109	7,377
ING JP Morgan Small Cap Equity	970,861	27,800	943,061	-
ING Legg Mason Value	103,274	880	102,394	-
ING Limited Maturity Bond	84,308	45,082	39,226	11,794
ING Liquid Assets Portfolio - Institutional Shares	5,530,883	1,030,126	4,500,757	-
ING Liquid Assets Portfolio - Service Shares	48,622	52,869	(4,247)	4,247
ING Marsico Growth	112,136	22,570	89,566	78,082
ING Mercury Focus Value	1,184,855	73,385	1,111,470	302,957
ING MFS® Mid-Cap Growth	188,069	45,024	143,045	-
ING MFS® Total Return	91,293	26,490	64,803	(154,510)

| | Year Ended December 31 | | | 2003 |
| | 2004 | | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Net Units Issued (Redeemed)
ING Investors Trust (continued):				
ING Salomon Brothers Investors	19,824	4,668	15,156	6,005
ING Stock Index	8,821,236	415,692	8,405,544	-
ING T. Rowe Price Capital Appreciation	642,508	152,520	489,988	227,160
ING T. Rowe Price Equity Income	198,257	16,013	182,244	32,019
ING Van Kampen Equity Growth	2,217,271	164,599	2,052,672	-
ING Van Kampen Real Estate	228,133	30,156	197,977	33,271
ING Partners, Inc.:				
ING JPMorgan Mid Cap Value	157,186	4,422	152,764	30,670
ING PIMCO Total Return	141,375	26,326	115,049	74,608
ING Salomon Brothers Aggressive Growth	12,335	6,350	5,985	6,889
ING Van Kampen Comstock	193,944	7,072	186,872	102,537
ING Van Kampen Equity and Income	15,454	2,249	13,205	2,633
ING Strategic Allocation Portfolio, Inc.:				
ING VP Strategic Allocation Balanced	1,836	14	1,822	-
ING VP Strategic Allocation Growth	30,815	5	30,810	-
ING VP Strategic Allocation Income	294	8	286	-
ING Variable Portfolios, Inc.:				
ING VP Index Plus LargeCap	80,745	8,798	71,947	33,912
ING VP Index Plus MidCap	146,129	7,683	138,446	90,470
ING VP Index Plus SmallCap	102,109	5,373	96,736	44,668
ING Variable Products Trust:				
ING VP Disciplined LargeCap	36,859	34,027	2,832	(839)
ING VP Growth Opportunities	36,881	600,228	(563,347)	30,140
ING VP Growth + Value	39,660	1,335,847	(1,296,187)	(95,217)
ING VP High Yield Bond	359,066	267,462	91,604	193,325
ING VP International Value	515,323	314,546	200,777	439,283
ING VP MagnaCap	76,623	37,592	39,031	34,198
ING VP MidCap Opportunities	3,280,695	529,042	2,751,653	104,360
ING VP SmallCap Opportunities	131,761	205,611	(73,850)	(70,897)
Janus Aspen Series:				
Janus Aspen Growth	192,401	2,056,559	(1,864,158)	(197,355)
Janus Aspen International Growth	336,656	412,899	(76,243)	123,069
Janus Aspen Mid Cap Growth	276,156	475,375	(199,219)	(21,231)
Janus Aspen Worldwide Growth	403,204	733,157	(329,953)	(334,190)
Neuberger Berman Advisers Management Trust:				
Neuberger Berman AMT Limited Maturity Bond	269,465	278,768	(9,303)	144,862
Neuberger Berman AMT Partners	138,645	1,082,751	(944,106)	62,839
Neuberger Berman AMT Socially Responsive	25,283	17,313	7,970	20,845

RELIASTAR SELECT*LIFE VARIABLE ACCOUNT
Notes to Financial Statements

| | **Year Ended December 31** | | | |
| | **2004** | | | **2003** |
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Net Units Issued (Redeemed)**
PIMCO Accumulation Trust:				
OpCap Equity	76,981	72,243	4,738	9,689
OpCap Global Equity	166,110	85,200	80,910	118,485
OpCap Managed	245,832	225,833	19,999	184,265
OpCap Small Cap	353,873	183,424	170,449	261,241
Pioneer Variable Contracts Trust:				
Pioneer MidCap Value VCT	108,727	9,626	99,101	(47,832)
Pioneer SmallCap Value VCT	83,718	14,297	69,421	53,610
Putnam Variable Trust:				
Putnam VT Diversified Income	2,064	11,162	(9,098)	(11,754)
Putnam VT Growth and Income	128,007	253,955	(125,948)	(53,504)
Putnam VT International Growth	3,348	24,173	(20,825)	(30,145)
Putnam VT New Opportunities	79,827	216,757	(136,930)	(47,143)
Putnam VT Small Cap Value	152,667	46,620	106,047	42,400
Putnam VT Utilities Growth and Income	5,144	14,361	(9,217)	(13,656)
Putnam VT Voyager	276,059	585,819	(309,760)	(257,783)

7. Financial Highlights

A summary of unit values and units outstanding for variable life Policies, expense ratios, excluding expenses of underlying Funds, investment income ratios, and total return for the years ended December 31, 2004, 2003, 2002, and 2001, along with units outstanding and unit values for the year ended December 31, 2000, follows:

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
AIM V.I. Dent Demographic Trends						
2004	1,244	$5.41	$ 6,730	- %	0.00%	8.20%
2003	1,145	$5.00	5,725	-	0.00%	37.36%
2002	941	$3.64	3,425	-	0.00%	-32.20%
2001	802	$5.36	4,304	-	0.00%	-31.91%
2000	450	$7.88	3,547	(a)	(a)	(a)
Alger American Growth						
2004	3,480	$13.21 to $14.01	48,612	-	0.00% to 0.80%	4.68% to 5.50%
2003	3,685	$12.62 to $13.28	48,812	-	0.00% to 0.80%	34.11% to 35.10%
2002	3,453	$9.41 to $9.83	33,851	0.04	0.00% to 0.80%	-33.53% to -32.99%
2001	3,074	$14.16 to $14.67	44,966	0.23	0.00% to 0.80%	-12.53% to -11.81%
2000	2,563	$16.19 to $16.63	42,521	(a)	(a)	(a)
Alger American Leveraged AllCap						
2004	839	$6.11	5,129	-	0.00%	8.14%
2003	909	$5.65	5,136	-	0.00%	34.84%
2002	639	$4.19	2,676	0.01	0.00%	-33.91%
2001	455	$6.35	2,891	-	0.00%	-15.93%
2000	217	$7.55	1,641	(a)	(a)	(a)
Alger American MidCap Growth						
2004	2,058	$19.11 to $20.28	41,573	-	0.00% to 0.80%	12.15% to 13.04%
2003	1,878	$17.04 to $17.94	33,569	-	0.00% to 0.80%	46.64% to 47.78%
2002	1,385	$11.62 to $12.14	16,748	-	0.00% to 0.80%	-30.11% to -29.54%
2001	923	$16.63 to $17.23	15,831	-	0.00% to 0.80%	-7.28% to -6.52%
2000	630	$17.93 to $18.43	11,552	(a)	(a)	(a)

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Alger American Small Capitalization						
2004	93	$9.88 to $10.48	$ 922	- %	0.00% to 0.80%	15.69% to 16.57%
2003	958	$8.54 to $8.99	8,576	-	0.00% to 0.80%	41.16% to 42.25%
2002	829	$6.05 to $6.32	5,220	-	0.00% to 0.80%	-26.82% to -26.22%
2001	736	$8.27 to $8.56	6,285	0.05	0.00% to 0.80%	-30.08% to -29.51%
2000	595	$11.82 to $12.15	7,213	(a)	(a)	(a)
American Growth						
2004	1,122	$14.17	15,895	0.24	0.00%	12.46%
2003	200	$12.60	2,524	(d)	0.00%	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
2000	(d)	(d)	(d)	(d)	(d)	(d)
American Growth-Income						
2004	871	$13.96	12,154	1.25	0.00%	10.36%
2003	139	$12.65	1,757	(d)	0.00%	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
2000	(d)	(d)	(d)	(d)	(d)	(d)
American International						
2004	630	$16.17	10,185	1.80	0.00%	19.34%
2003	112	$13.55	1,513	(d)	0.00%	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
2000	(d)	(d)	(d)	(d)	(d)	(d)
Fidelity® VIP Contrafund®						
2004	3,290	$17.34 to $32.74	104,212	0.32	0.00% to 0.80%	14.61% to 15.49%
2003	3,226	$15.13 to $28.35	88,758	0.42	0.00% to 0.80%	27.46% to 28.45%
2002	2,961	$11.87 to $22.07	63,546	0.80	0.00% to 0.80%	-10.07% to -9.35%
2001	2,884	$13.21 to $24.34	68,158	0.78	0.00% to 0.80%	-12.95% to -12.24%
2000	2,717	$15.17 to $27.74	73,134	(a)	(a)	(a)

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Fidelity® VIP Equity-Income						
2004	3,540	$31.13 to $48.94	$ 123,320	1.49 %	0.00% to 0.80%	10.65% to 11.54%
2003	3,601	27.91 to 44.23	113,438	1.64	0.00% to 0.80%	29.29% to 30.36%
2002	3,384	$21.41 to $34.21	83,106	1.68	0.00% to 0.80%	-17.61% to -16.95%
2001	3,387	$25.78 to $41.52	101,346	1.69	0.00% to 0.80%	-5.72% to -4.96%
2000	3,124	$27.13 to $44.04	101,008	(a)	(a)	(a)
Fidelity® VIP Growth						
2004	4,002	$25.85 to $46.08	122,198	0.26	0.00% to 0.80%	2.56% to 3.40%
2003	4,268	25.00 to 44.93	126,812	0.26	0.00% to 0.80%	31.80% to 32.84%
2002	4,391	$18.82 to $34.09	99,310	0.25	0.00% to 0.80%	-30.67% to -30.10%
2001	4,436	$26.93 to $49.17	146,559	0.08	0.00% to 0.80%	-18.31% to -17.65%
2000	4,413	$32.70 to $60.20	180,603	(a)	(a)	(a)
Fidelity® VIP High Income						
2004	1,052	$16.14 to $28.93	19,594	8.00	0.00% to 0.80%	8.72%
2003	1,139	$14.73 to $26.61	19,369	6.75	0.00% to 0.80%	26.23% to 27.31%
2002	1,011	$11.57 to $21.08	13,890	10.14	0.00% to 0.80%	2.62% to 3.44%
2001	1,234	$11.19 to $20.54	16,110	12.86	0.00% to 0.80%	-12.44% to -11.73%
2000	945	$12.67 to $23.46	14,721	(a)	(a)	(a)
Fidelity® VIP *Asset Manager*[SM]						
2004	644	$20.17 to $26.90	15,075	2.82	0.00% to 0.80%	4.63% to 5.49%
2003	779	$19.12 to $25.71	17,320	3.72	0.00% to 0.80%	17.02% to 17.95%
2002	919	$16.21 to $21.97	17,370	4.12	0.00% to 0.80%	-9.46% to -8.73%
2001	1,097	$17.76 to $24.26	22,760	4.43	0.00% to 0.80%	-4.86% to -4.09%
2000	1,272	$18.52 to $25.50	27,650	(a)	(a)	(a)
Fidelity® VIP Investment Grade Bond						
2004	1,151	$19.98 to $23.59	23,360	4.01	0.00% to 0.80%	3.65% to 4.44%
2003	1,161	$19.13 to $22.76	22,622	3.80	0.00% to 0.80%	4.36% to 5.17%
2002	1,096	$18.19 to $21.81	20,365	3.20	0.00% to 0.80%	9.46% to 10.34%
2001	719	$16.48 to $19.93	12,228	4.34	0.00% to 0.80%	7.59% to 8.46%
2000	490	$15.19 to $18.52	7,758	(a)	(a)	(a)

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Fidelity® VIP Index 500						
2004	252	$30.03 to $30.70	$ 7,558	2.42 %	0.00% to 0.80%	9.72% to 10.63%
2003	3,279	$27.37 to $27.75	90,894	1.38	0.00% to 0.80%	27.42% to 28.41%
2002	3,111	$21.48 to $21.61	67,202	1.26	0.00% to 0.80%	-22.87% to -22.25%
2001	2,924	$27.80 to $27.86	81,285	1.12	0.00% to 0.80%	-12.81% to -12.10%
2000	2,604	$31.62 to $31.95	82,429	(a)	(a)	(a)
Fidelity® VIP Money Market						
2004	276	$15.67 to $20.08	5,547	0.92	0.00% to 0.80%	0.40% to 1.16%
2003	3,771	$15.49 to $20.00	59,856	1.01	0.00% to 0.80%	0.20% to 1.04%
2002	4,409	$15.33 to $19.96	69,344	1.68	0.00% to 0.80%	0.88% to 1.69%
2001	3,297	$15.08 to $19.79	51,300	4.00	0.00% to 0.80%	3.35% to 4.19%
2000	2,888	$14.47 to $19.15	43,171	(a)	(a)	(a)
Fidelity® VIP Overseas						
2004	468	$18.60 to $25.26	9,726	1.14	0.00% to 0.80%	12.72% to 13.62%
2003	544	$16.37 to $22.41	9,956	0.82	0.00% to 0.80%	42.20% to 43.35%
2002	657	$11.42 to $15.76	8,400	0.81	0.00% to 0.80%	-20.92% to -20.28%
2001	807	$14.32 to $19.93	12,989	5.72	0.00% to 0.80%	-21.80% to -21.17%
2000	973	$18.17 to $25.48	19,925	(a)	(a)	(a)
ING VP Bond						
2004	208	$11.98	2,498	8.21	0.00%	4.81%
2003	105	$11.43	1,206	2.15	0.00%	6.33%
2002	26	$10.75	281	(c)	0.00%	(c)
2001	(c)	(c)	(c)	(c)	(c)	(c)
2000	(c)	(c)	(c)	(c)	(c)	(c)
ING AIM Capital Mid-Cap Growth						
2004	25	$14.61	369	-	0.00%	7.58%
2003	7	$13.58	91	(d)	0.00%	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
2000	(d)	(d)	(d)	(d)	(d)	(d)

RELIASTAR SELECT*LIFE VARIABLE ACCOUNT
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Hard Assets						
2004	48	$16.28	$ 783	1.58 %	0.00%	6.68%
2003	7	$15.26	104	(d)	0.00%	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
2000	(d)	(d)	(d)	(d)	(d)	(d)
ING International						
2004	21	$15.41	331	1.40	0.00%	16.74%
2003	7	$13.20	97	(d)	0.00%	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
2000	(d)	(d)	(d)	(d)	(d)	(d)
ING JP Morgan Small Cap Equity						
2004	943	$12.09	11,402	(e)	0.00%	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
2000	(e)	(e)	(e)	(e)	(e)	(e)
ING Legg Mason Value						
2004	102	$11.42	1,169	(e)	0.00%	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
2000	(e)	(e)	(e)	(e)	(e)	(e)
ING Limited Maturity Bond						
2004	51	$10.27	524	8.40	0.00%	1.38%
2003	12	$10.13	119	(d)	0.00%	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
2000	(d)	(d)	(d)	(d)	(d)	(d)

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Liquid Assets Portfolio - Institutional Shares						
2004	4,501	$10.09	$ 45,412	(e) %	0.00%	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
2000	(e)	(e)	(e)	(e)	(e)	(e)
ING Marsico Growth						
2004	168	$14.13	2,369	-	0.00%	10.82%
2003	78	$12.56	981	(d)	0.00%	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
2000	(d)	(d)	(d)	(d)	(d)	(d)
ING Mercury Focus Value						
2004	1,111	$11.04	12,271	(e)	0.00%	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
2000	(e)	(e)	(e)	(e)	(e)	(e)
ING MFS® Mid-Cap Growth						
2004	446	$6.41	2,859	-	0.00%	15.08%
2003	303	$5.57	1,687	-	0.00%	39.25%
2002	172	$4.00	690	-	0.00%	-48.80%
2001	22	$7.82	170	(b)	0.00%	(b)
2000	(b)	(b)	(b)	(b)	(b)	(b)
ING MFS® Total Return						
2004	83	$12.71	1,051	3.19	0.00%	6.99%
2003	18	$11.40	204	(d)	0.00%	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
2000	(d)	(d)	(d)	(d)	(d)	(d)

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Salomon Brothers Investors						
2004	21	$14.00	$ 296	1.08 %	0.00%	10.32%
2003	6	$12.69	76	(d)	0.00%	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
2000	(d)	(d)	(d)	(d)	(d)	(d)
ING Stock Index						
2004	8,406	$11.05	92,881	(e)	0.00%	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
2000	(e)	(e)	(e)	(e)	(e)	(e)
ING T. Rowe Price Capital Appreciation						
2004	1,245	$15.00	18,675	1.45	0.00%	16.82%
2003	755	$12.84	9,694	0.56	0.00%	25.39%
2002	528	$10.24	5,405	4.05	0.00%	0.48%
2001	142	$10.19	1,450	(b)	0.00%	(b)
2000	(b)	(b)	(b)	(b)	(b)	(b)
ING T. Rowe Price Equity Income						
2004	214	$14.10	3,021	1.35	0.00%	14.82%
2003	32	$12.28	393	(d)	0.00%	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
2000	(d)	(d)	(d)	(d)	(d)	(d)
ING Van Kampen Equity Growth						
2004	2,053	$10.73	22,025	(e)	0.00%	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
2000	(e)	(e)	(e)	(e)	(e)	(e)

RELIASTAR SELECT*LIFE VARIABLE ACCOUNT
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Van Kampen Real Estate						
2004	231	$17.93	$ 4,146	2.27 %	0.00%	38.14%
2003	33	$12.98	432	(d)	0.00%	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
2000	(d)	(d)	(d)	(d)	(d)	(d)
ING JPMorgan Mid Cap Value						
2004	183	$15.11	2,772	0.51	0.00%	20.88%
2003	31	$12.50	383	(d)	0.00%	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
2000	(d)	(d)	(d)	(d)	(d)	(d)
ING PIMCO Total Return						
2004	190	$10.59	2,008	-	0.00%	4.33%
2003	75	$10.15	757	(d)	0.00%	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
2000	(d)	(d)	(d)	(d)	(d)	(d)
ING Salomon Brothers Aggressive Growth						
2004	13	$13.51	174	-	0.00%	9.39%
2003	7	$12.35	85	(d)	0.00%	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
2000	(d)	(d)	(d)	(d)	(d)	(d)
ING Van Kampen Comstock						
2004	316	$12.76	4,034	-	0.00%	16.96%
2003	129	$10.91	1,410	1.22	0.00%	29.88%
2002	27	$8.40	225	(c)	0.00%	(c)
2001	(c)	(c)	(c)	(c)	(c)	(c)
2000	(c)	(c)	(c)	(c)	(c)	(c)

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Van Kampen Equity and Income						
2004	17	$11.49	$ 192	0.87 %	0.00%	10.91%
2003	4	$10.36	37	-	0.00%	27.43%
2002	1	$8.13	7	(c)	0.00%	(c)
2001	(c)	(c)	(c)	(c)	(c)	(c)
2000	(c)	(c)	(c)	(c)	(c)	(c)
ING VP Strategic Allocation Balanced						
2004	2	$10.77	20	(e)	0.00%	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
2000	(e)	(e)	(e)	(e)	(e)	(e)
ING VP Strategic Allocation Growth						
2004	31	$11.00	3	(e)	0.00%	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
2000	(e)	(e)	(e)	(e)	(e)	(e)
ING VP Strategic Allocation Income						
2004	0	$10.50	339	(e)	0.00%	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
2000	(e)	(e)	(e)	(e)	(e)	(e)
ING VP Index Plus LargeCap						
2004	110	$11.50	1,269	1.08	0.00%	10.58%
2003	38	$10.40	399	0.46	0.00%	26.06%
2002	5	$8.25	37	(c)	0.00%	(c)
2001	(c)	(c)	(c)	(c)	(c)	(c)
2000	(c)	(c)	(c)	(c)	(c)	(c)

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING VP Index Plus MidCap						
2004	242	$12.61	$ 3,049	0.34 %	0.00%	16.54%
2003	103	$10.82	1,118	0.33	0.00%	32.44%
2002	13	$8.17	105	(c)	0.00%	(c)
2001	(c)	(c)	(c)	(c)	(c)	(c)
2000	(c)	(c)	(c)	(c)	(c)	(c)
ING VP Index Plus SmallCap						
2004	152	$13.11	1,986	0.08	0.00%	22.07%
2003	55	$10.74	588	-	0.00%	36.12%
2002	10	$7.89	80	(c)	0.00%	(c)
2001	(c)	(c)	(c)	(c)	(c)	(c)
2000	(c)	(c)	(c)	(c)	(c)	(c)
ING VP Disciplined LargeCap						
2004	199	$8.79 to $12.96	2,520	1.17	0.00% to 0.80%	10.98% to 12.01%
2003	197	$7.92 to $11.57	2,248	0.79	0.00% to 0.80%	24.14% to 25.08%
2002	197	$6.38 to $9.25	1,811	1.37	0.00% to 0.80%	-22.71% to -22.08%
2001	188	$8.25 to $11.87	2,208	0.57	0.00% to 0.80%	-12.94% to -12.23%
2000	163	$9.48 to $13.52	2,181	(a)	(a)	(a)
ING VP High Yield Bond						
2004	481	$10.64 to $11.29	5,420	5.61	0.00% to 0.80%	7.04% to 7.93%
2003	389	$9.94 to $10.46	4,068	6.13	0.00% to 0.80%	16.53% to 17.40%
2002	196	$8.53 to $8.91	1,744	10.69	0.00% to 0.80%	-1.93% to -1.14%
2001	136	$8.70 to $9.01	1,220	9.62	0.00% to 0.80%	-0.12% to 0.69%
2000	100	$8.71 to $8.95	898	(a)	(a)	(a)
ING VP International Value						
2004	1,514	$19.72 to $20.93	31,571	1.30	0.00% to 0.80%	16.48% to 17.45%
2003	1,313	$16.93 to $17.82	23,334	1.24	0.00% to 0.80%	28.84% to 29.88%
2002	874	$13.14 to $13.72	11,956	0.95	0.00% to 0.80%	-16.05% to -15.37%
2001	483	$15.65 to $16.21	7,806	1.57	0.00% to 0.80%	-12.38% to -11.67%
2000	328	$17.86 to $18.35	6,013	(a)	(a)	(a)

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING VP MagnaCap						
2004	235	$10.04	$ 2,364	1.63 %	0.00%	9.01%
2003	196	$9.21	1,809	1.09	0.00%	31.01%
2002	162	$7.03	1,140	1.25	0.00%	-22.76%
2001	55	$9.10	503	1.38	0.00%	-10.44%
2000	13	$10.16	135	(a)	(a)	(a)
ING VP MidCap Opportunities						
2004	3,169	$6.87 to $13.23	22,261	-	0.00% to 0.80%	11.53%
2003	417	$6.16	2,568	-	0.00%	36.59%
2002	313	$4.51	1,410	-	0.00%	-25.86%
2001	216	$6.08	1,313	-	0.00%	-32.92%
2000	46	$9.06	417	(a)	(a)	(a)
ING VP SmallCap Opportunities						
2004	837	$17.12 to $27.96	22,664	-	0.00% to 0.80%	9.32% to 10.17%
2003	911	$15.66 to $25.38	22,522	-	0.00% to 0.80%	37.49% to 38.54%
2002	982	$11.39 to $18.32	17,464	-	0.00% to 0.80%	-44.04% to -43.59%
2001	856	$11.01	26,824	-	0.00%	-75.98%
2000	634	$28.97 to $45.83	27,836	(a)	(a)	(a)
Janus Aspen Growth						
2004	104	$12.20 to $12.95	1,275	0.02	0.00% to 0.80%	3.65% to 4.52%
2003	1,969	$11.77 to $12.39	24,320	0.09	0.00% to 0.80%	30.63% to 31.81%
2002	2,166	$9.01 to $9.40	20,311	-	0.00% to 0.80%	-27.10% to -26.51%
2001	2,334	$12.35 to $12.80	29,811	0.07	0.00% to 0.80%	-25.34% to -24.73%
2000	2,008	$16.55 to $17.00	34,078	(a)	(a)	(a)
Janus Aspen International Growth						
2004	1,680	$14.94 to $15.85	26,546	0.88	0.00% to 0.80%	18.01% to 18.99%
2003	1,756	$12.66 to $13.32	23,334	1.31	0.00% to 0.80%	33.83% to 34.82%
2002	1,633	$9.46 to $9.88	16,100	0.87	0.00% to 0.80%	-26.18% to -25.58%
2001	1,401	$12.81 to $13.27	18,555	1.15	0.00% to 0.80%	-23.85% to -23.23%
2000	1,108	$16.85 to $17.29	19,102	(a)	(a)	(a)

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Janus Aspen Mid Cap Growth						
2004	2,064	$15.17 to $16.10	$ 33,051	- %	0.00% to 0.80%	19.83% to 20.78%
2003	2,263	$12.66 to $13.33	30,021	-	0.00% to 0.80%	33.97% to 35.06%
2002	2,284	$9.45 to $9.87	22,456	-	0.00% to 0.80%	-28.51% to -27.93%
2001	2,236	$13.22 to $13.69	30,499	-	0.00% to 0.80%	-39.94% to -39.45%
2000	1,753	$22.01 to $22.61	39,493	(a)	(a)	(a)
Janus Aspen Worldwide Growth						
2004	3,267	$12.44 to $13.20	42,931	0.98	0.00% to 0.80%	3.93% to 4.76%
2003	3,597	$11.97 to $12.60	45,141	1.08	0.00% to 0.80%	23.02% to 24.02%
2002	3,931	$9.73 to $10.16	39,797	0.88	0.00% to 0.80%	-26.10% to -25.50%
2001	3,953	$13.17 to $13.64	53,757	0.50	0.00% to 0.80%	-23.06% to -22.44%
2000	3,432	$17.11 to $17.59	60,197	(a)	(a)	(a)
Neuberger Berman AMT Limited Maturity Bond						
2004	1,055	$12.93 to $13.72	14,439	3.59	0.00% to 0.80%	0.00% to 0.81%
2003	1,065	$12.93 to $13.61	14,459	4.88	0.00% to 0.80%	1.57% to 2.41%
2002	920	$12.73 to $13.29	12,206	4.11	0.00% to 0.80%	4.50% to 5.34%
2001	594	$12.18 to $12.62	7,482	4.77	0.00% to 0.80%	7.91% to 8.78%
2000	361	$11.29 to $11.60	4,190	(a)	(a)	(a)
Neuberger Berman AMT Partners						
2004	57	$12.99 to $13.78	738	-	0.00% to 0.80%	18.09% to 18.90%
2003	1,001	$11.00 to $11.59	11,571	-	0.00% to 0.80%	33.98% to 35.08%
2002	938	$8.21 to $8.58	8,029	0.50	0.00% to 0.80%	-24.75% to -24.14%
2001	842	$10.91 to $11.31	9,503	0.36	0.00% to 0.80%	-3.61% to -2.83%
2000	784	$11.32 to $11.63	9,112	(a)	(a)	(a)
Neuberger Berman AMT Socially Responsive						
2004	109	$13.24	1,443	-	0.00%	13.26%
2003	101	$11.69	1,181	-	0.00%	34.37%
2002	80	$8.70	698	-	0.00%	-14.75%
2001	61	$10.20	621	-	0.00%	-3.58%
2000	21	$10.58	221	(a)	(a)	(a)

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
OpCap Equity						
2004	417	$13.43 to $14.26	$ 5,923	0.90 %	0.00% to 0.80%	10.99% to 11.93%
2003	412	$12.10 to $12.74	5,239	1.24	0.00% to 0.80%	27.50% to 28.56%
2002	403	$9.49 to $9.91	3,984	0.82	0.00% to 0.80%	-22.04% to -21.41%
2001	368	$12.17 to $12.61	4,625	0.50	0.00% to 0.80%	-7.76% to -7.02%
2000	188	$13.19 to $13.56	2,534	(a)	(a)	(a)
OpCap Global Equity						
2004	359	$14.18 to $15.05	5,381	0.48	0.00% to 0.80%	11.57% to 12.48%
2003	278	$12.71 to $13.38	3,711	0.45	0.00% to 0.80%	30.49% to 31.56%
2002	160	$9.74 to $10.17	1,619	0.44	0.00% to 0.80%	-18.07% to -17.41%
2001	121	$11.88 to $12.31	1,479	-	0.00% to 0.80%	-14.51% to -13.82%
2000	100	$13.90 to $14.28	1,426	(a)	(a)	(a)
OpCap Managed						
2004	1,065	$12.62 to $13.39	14,195	1.40	0.00% to 0.80%	9.93% to 10.75%
2003	1,045	$11.48 to $12.09	12,587	1.54	0.00% to 0.80%	20.72% to 21.75%
2002	861	$9.51 to $9.93	8,519	1.69	0.00% to 0.80%	-17.55% to -16.88%
2001	664	$11.53 to $11.94	7,904	2.02	0.00% to 0.80%	-5.67% to -4.91%
2000	486	$12.22 to $12.56	6,090	(a)	(a)	(a)
OpCap Small Cap						
2004	1,507	$17.76 to $18.85	28,312	0.04	0.00% to 0.80%	16.92% to 17.89%
2003	1,337	$15.19 to $15.99	21,310	0.04	0.00% to 0.80%	41.57% to 42.64%
2002	1,076	$10.73 to $11.21	12,019	0.06	0.00% to 0.80%	-22.26% to -21.64%
2001	771	$13.80 to $14.30	10,997	0.61	0.00% to 0.80%	7.46% to 8.33%
2000	470	$12.85 to $13.20	6,194	(a)	(a)	(a)
Pioneer MidCap Value VCT						
2004	188	$14.06	2,641	0.33	0.00%	22.05%
2003	89	$11.52	1,023	0.18	0.00%	37.47%
2002	137	$8.38	1,145	(c)	0.00%	(c)
2001	(c)	(c)	(c)	(c)	(c)	(c)
2000	(c)	(c)	(c)	(c)	(c)	(c)

RELIASTAR SELECT*LIFE VARIABLE ACCOUNT
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Pioneer SmallCap Value VCT						
2004	141	$12.39	$ 1,751	- %	0.00%	20.17%
2003	72	$10.31	742	-	0.00%	35.30%
2002	18	$7.62	140	(c)	0.00%	(c)
2001	(c)	(c)	(c)	(c)	(c)	(c)
2000	(c)	(c)	(c)	(c)	(c)	(c)
Putnam VT Diversified Income						
2004	54	$18.52 to $19.40	1,043	9.37	0.00% to 0.80%	8.75% to 9.60%
2003	63	$17.03 to $17.70	1,112	9.23	0.00% to 0.80%	19.26% to 20.24%
2002	75	$14.28 to $14.72	1,098	9.00	0.00% to 0.80%	-3.73% to -2.95%
2001	90	$13.55 to $13.86	1,248	7.61	0.00% to 0.80%	2.99% to 3.82%
2000	107	$13.16 to $13.35	1,423	(a)	(a)	(a)
Putnam VT Growth and Income						
2004	1,598	$26.66 to $28.46	45,331	1.73	0.00% to 0.80%	10.48% to 11.35%
2003	1,724	$24.13 to $25.56	43,935	1.98	0.00% to 0.80%	26.67% to 27.74%
2002	1,778	$19.05 to $20.01	35,471	1.69	0.00% to 0.80%	-19.44% to -18.79%
2001	1,771	$23.65 to $13.86	43,533	1.63	0.00% to 0.80%	-6.92% to -6.16%
2000	1,635	$25.40 to $26.26	42,843	(a)	(a)	(a)
Putnam VT International Growth						
2004	102	$10.76	1,092	1.62	0.00%	16.45%
2003	122	$9.24	1,131	1.08	0.00%	28.87%
2002	152	$7.17	1,093	1.28	0.00%	-9.73%
2001	181	$7.94	1,433	-	0.00%	-23.76%
2000	214	$10.41	2,229	(a)	(a)	(a)
Putnam VT New Opportunities						
2004	1,763	$20.40	35,971	-	0.00%	10.57%
2003	1,900	$18.45	35,059	-	0.00%	32.64%
2002	1,947	$13.91	27,087	-	0.00%	-30.29%
2001	1,917	$19.95	38,232	-	0.00%	-29.99%
2000	1,739	$28.49	49,552	(a)	(a)	(a)

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Putnam VT Small Cap Value						
2004	558	$17.13	$ 9,552	0.46 %	0.00%	26.61%
2003	452	$13.53	6,109	0.43	0.00%	50.00%
2002	409	$9.02	3,690	0.26	0.00%	-18.06%
2001	109	$19.95	1,199	(b)	0.00%	(b)
2000	(b)	(b)	(b)	(b)	(b)	(b)
Putnam VT Utilities Growth and Income						
2004	60	$21.08 to $22.03	1,319	2.34	0.00% to 0.80%	20.87% to 21.85%
2003	69	$17.44 to $18.08	1,250	4.00	0.00% to 0.80%	24.04% to 25.03%
2002	83	$14.06 to $14.46	1,197	3.63	0.00% to 0.80%	-24.44% to -23.83%
2001	101	$18.61 to $18.98	1,915	3.26	0.00% to 0.80%	-22.77% to -22.15%
2000	119	$24.10 to $24.39	2,902	(a)	(a)	(a)
Putnam VT Voyager						
2004	3,223	$24.20 to $25.41	81,667	0.45	0.00% to 0.80%	4.49% to 5.30%
2003	3,533	$23.16 to $24.13	85,043	0.64	0.00% to 0.80%	24.18% to 25.16%
2002	3,791	$18.65 to $19.28	72,929	0.83	0.00% to 0.80%	-26.93% to -26.34%
2001	3,897	$25.52 to $26.17	101,802	0.11	0.00% to 0.80%	-22.87% to -22.24%
2000	3,707	$33.09 to $33.65	124,602	(a)	(a)	(a)

(a)   Not provided for 2000

(b)   As this Division was not offered until 2001, this data is not meaningful and is therefore not presented.

(c)   As this Division was not offered until 2002, this data is not meaningful and is therefore not presented.

(d)   As this Division was not offered until 2003, this data is not meaningful and is therefore not presented.

(e)   As this Division was not offered until 2004, this data is not meaningful and is therefore not presented.

A   The Investment Income Ratio represents dividends received by the Division, excluding capital gains distributions, divided by the average net assets. The recognition of investment income is determined by the timing of the declaration of dividends by the underlying fund in which the Division invests.

B   The Expense Ratio considers only the expenses borne directly by the Account and is equal to the mortality and expense charge, as defined in Note 3.   Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

C   Total Return is calculated as the change in unit value for each Contract presented in the Statements of Assets and Liabilities.   Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

PART C
OTHER INFORMATION

Item 26   Exhibits

(a)   Resolutions of Board of Directors of Northwestern National Life Insurance Company ("NWNL") establishing the Select★Life Variable Account. (Incorporated by reference to Initial Registration Statement on Form S-6EL24, File No. 333-18517, as filed on December 23, 1996.)

(b)   Not Applicable.

(c)   (1)   Amendment to Distribution Services Agreement dated March 7, 2002 between ING Financial Advisers, LLC and ReliaStar Life Insurance Company. (Incorporated by reference to Post-Effective Amendment No. 3 to Registration on Form N-6, File No. 333-105319, as filed on April 17, 2003.)

           (2)   ReliaStar Life Insurance Company Distribution Agreement between ReliaStar Life Insurance Company and ING America Equities, Inc. (Incorporated by Reference to Pre-Effective Amendment No. 1 to Registration Statement on Form N-6, File Number 333-105319, as filed on July 17, 2003.)

           (3)   Specimen Selling Agreements. (Incorporated by reference to Initial Registration Statement on Form S-6EL24, File No. 333-18517, as filed on December 23, 1996.)

           (4)   Specimen ING America Equities, Inc. Selling Agreement. (Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form S-6, File No. 333-69431, as filed on April 24, 2002.)

           (5)   Schedules for Sales Commissions. (Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form S-6, File No. 333-69431, as filed on April 24, 2002.)

(d)   (1)   Form of Policy. (Incorporated by reference to Initial Registration on Form S-6, File No. 333-69431, as filed on December 22, 1998.)

           (2)   Accelerated Benefit Rider. (Incorporated by reference to Initial Registration on Form S-6, File No. 333-69431, as filed on December 22, 1998.)

           (3)   Children's Insurance Rider. (Incorporated by reference to Initial Registration on Form S-6, File No. 333-69431, as filed on December 22, 1998.)

           (4)   Additional Insured Rider. (Incorporated by reference to Initial Registration on Form S-6, File No. 333-92000, as filed on July 3, 2002.)

           (5)   Insured's Cost of Living Rider. (Incorporated by reference to Initial Registration on Form S-6, File No. 333-69431, as filed on December 22, 1998.)

           (6)   Waiver of Monthly Deduction Rider (Incorporated by reference to Initial Registration on Form S-6, File No. 333-69431, as filed on December 22, 1998.)

           (7)   Accidental Death Benefit Rider. (Incorporated by reference to Initial Registration on Form S-6, File No. 333-69431, as filed on December 22, 1998.)

           (8)   Waiver of Specified Premium Rider. (Incorporated by reference to Initial Registration on Form S-6, File No. 333-69431, as filed on December 22, 1998.)

           (9)   Term Insurance Rider. (Incorporated by reference to Initial Registration on Form S-6, File No. 333-69431, as filed on December 22, 1998.)

           (10)   Extended Death Benefit Guarantee Rider. (Incorporated by reference to Initial Registration on Form S-6, File No. 333-69431, as filed on December 22, 1998.)

           (11)   Policy Illustration. (Incorporated by reference to Pre-Effective Amendment No. 3 to Registration Statement on Form S-6, File No. 333-69431, as filed on April 24, 2002.)

(e)   (1)   Revised Policy Application Form. (Incorporated by reference to Initial Registration on Form S-6, File No. 333-69431, as filed on December 22, 1998.)

           (2)   Supplement to Life Insurance Application. (Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-92000, as filed on April 17, 2003.)

(f)   (1)   Amended Articles of Incorporation of ReliaStar Life. (Incorporated by reference to Initial Registration Statement on Form S-6EL24, File No. 333-18517, as filed on December 23, 1996.)

           (2)   Amended By-Laws of ReliaStar Life. (Incorporated by reference to Initial Registration Statement on Form S-6EL24, File No. 333-18517, as filed on December 23, 1996.)

(g)   Not Applicable.

(h)	(1)	(a)	Participation Agreement dated as of March 27, 2000 by and among ReliaStar Life Insurance Company, AIM Variable Insurance Products Fund, Inc., A I M Distributors, Inc. and WSSI. (Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-105319, as filed on November 24, 2003.)
		(b)	Form of Amendment No. 1 to Participation Agreement by and among ReliaStar Life Insurance Company, AIM Variable Insurance Products Fund, Inc., AIM Distributors, Inc. and WSSI. (Incorporated by reference to Initial Registration on Form S-6, File No. 333-47094, as filed on September 29, 2000.)
		(c)	Amendment No. 2 to Participation Agreement by and among Reliastar Life Insurance Company, on behalf of itself and its separate accounts, AIM Variable Insurance Funds, Inc., A I M Distributors, Inc. and ING America Equities, Inc. (Incorporated by reference to Post-Effective Amendment No. 4 to Registration Statement on Form N-6, File No. 33-57244, as filed on February 9, 2004.)
		(d)	Administrative Services Agreement dated as of March 27, 2000 by and between ReliaStar Life Insurance Company, Northern Life Insurance Company, ReliaStar Life Insurance Company of New York and A I M Advisers, Inc. (Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No.333-105319, as filed on November 24, 2003.)
	(2)	(a)	Participation Agreement dated as of August 8, 1997 by and between ReliaStar Life Insurance Company, The Alger American Fund and Fred Alger and Company, Inc. (Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-105319, as filed on November 24, 2003.)
		(b)	Amendment dated as of March 28, 2000 to Participation Agreement by and among ReliaStar Life Insurance Company, The Alger American Fund and Fred Alger Management, Inc. (Incorporated by reference to Post-Effective Amendment No. 11 to Registration Statement on Form S-6, File No. 33-57244, as filed on March 31, 2000.)
		(c)	Amendment dated as of October 11, 2000 to the Participation Agreement by and between ReliaStar Life Insurance Company, The Alger American Fund and Fred Alger Management, Inc. (Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-105319, as filed on November 24, 2003.)
		(d)	Amendment dated as of September 29, 2003 to Participation Agreement by and among The Alger American Fund, Fred Alger Management, Inc. and ReliaStar Life Insurance Company. (Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-105319, as filed on November 24, 2003.)
		(e)	Service Agreement by and between ReliaStar Life Insurance Company and Fred Alger Management, Inc. (Incorporated by reference to Post-Effective Amendment No. 21 to Registration Statement on Form S-6, File No. 2-95392, as filed on August 4, 1997.)
	(3)	(a)	Fund Participation Agreement among Golden American Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company, Southland Life Insurance Company, ING Life Insurance and Annuity Company, ING Insurance Company of America, American Funds Insurance Series and Capital Research and Management Company. (Incorporated by Reference to Pre-Effective Amendment No. 1 to Registration Statement on Form N-6, File Number 333-105319, as filed on July 17, 2003.)
		(b)	Business Agreement by and among Golden American Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company, Southland Life Insurance Company, ING Life Insurance and Annuity Company, ING Insurance Company of America, ING America Equities, Inc., Directed Services, Inc., American Funds Distributors, Inc. and Capital Research and Management Company. (Incorporated by Reference to Pre-Effective Amendment No. 1 to Registration Statement on Form N-6, File Number 333-105319, as filed on July 17, 2003.)

(4) (a) Participation Agreement dated as of March 16, 1988 by and among Northwestern National Life Insurance Company (renamed ReliaStar Life Insurance Company), Fidelity's Variable Insurance Products Fund and Fidelity Distributors Corporation and Amendments Nos. 1-8. (Incorporated by reference to Initial Registration Statement on Form S-6EL24, File No. 333-18517, as filed on December 23, 1996.)

(b) Amendment dated as of July 24, 1997 to Participation Agreement by and among ReliaStar Life Insurance Company, Fidelity's Variable Insurance Products Fund and Fidelity Distributors Corporation. (Incorporated by reference to Post-Effective Amendment No. 3 on Form N-6, File No. 333-105319, as filed on November 24, 2003.)

(c) Amendment No. 10 to Participation Agreement by and among ReliaStar Life Insurance Company, Variable Insurance Products Fund and Fidelity Distributors Corporation. (Incorporated by reference to Post-Effective Amendment No. 3 on Form N-6, File No. 333-105319, as filed on November 24, 2003.)

(d) Amendment No. 11 to Participation Agreement by and among ReliaStar Life Insurance Company, Fidelity Variable Products Fund and Fidelity Distributors Corporation. (Incorporated by reference to Post-Effective Amendment No. 3 on Form N-6, File No. 333-105319, as filed on November 24, 2003.)

(e) Amendment No. 12 to Participation Agreement by and among ReliaStar Life Insurance Company, Fidelity Variable Products Fund and Fidelity Distributors Corporation. (Incorporated by reference to Post-Effective Amendment No. 3 on Form N-6, File No. 333-105319, as filed on November 24, 2003.)

(f) Amendment No. 13 to Participation Agreement by and among ReliaStar Life Insurance Company, Fidelity Variable Products Fund and Fidelity Distributors Corporation. (Incorporated by reference to Post-Effective Amendment No. 4 to Registration Statement on Form N-6, File No. 333-105319, as filed on April 15, 2004.)

(g) Participation Agreement dated as of January 1, 1991 by and among Northwestern National Life Insurance Company (renamed ReliaStar Life Insurance Company), Fidelity's Variable Insurance Products Fund II and Fidelity Distributors Corporation and Amendments Nos. 1-7. (Incorporated by reference to Initial Registration Statement on Form S-6EL24, File No. 333-18517, as filed on December 23, 1996.)

(h) Amendment dated as of July 24, 1997 to Participation Agreement by and among ReliaStar Life Insurance Company, Fidelity's Variable Insurance Products Fund II and Fidelity Distributors Corporation. (Incorporated by reference to Post-Effective Amendment No. 3 on Form N-6, File No. 333-105319, as filed on November 24, 2003.)

(i) Amendment No. 9 to Participation Agreement with Fidelity's Variable Insurance Products Fund II and Fidelity Distributors Corporation. (Incorporated by reference to Post-Effective Amendment No. 3 on Form N-6, File No. 333-105319, as filed on November 24, 2003.)

(j) Amendment No. 10 to Participation Agreement by and among the ReliaStar Life Insurance Company, Fidelity Variable Insurance Products Fund II and Fidelity Distributors Corporation. (Incorporated by reference to Post-Effective Amendment No. 3 on Form N-6, File No. 333-105319, as filed on November 24, 2003.)

(k) Amendment No. 11 to Participation Agreement by and among the ReliaStar Life Insurance Company, Fidelity Variable Insurance Products Fund II and Fidelity Distributors Corporation. (Incorporated by reference to Post-Effective Amendment No. 3 on Form N-6, File No. 333-105319, as filed on November 24, 2003.)

(l) Amendment No. 12 to Participation Agreement by and among ReliaStar Life Insurance Company, Fidelity Variable Products Fund II and Fidelity Distributors Corporation. (Incorporated by reference to Post-Effective Amendment No. 4 to Registration Statement on Form N-6, File No. 333-105319, as filed on April 15, 2004.)

(m) Service Agreement dated January 1, 1997 by and between ReliaStar Life Insurance Company and Fidelity Investments Institutional Operations Company, Inc. (Incorporated by reference to Post-Effective Amendment No. 3 on Form N-6, File No. 333-105319, as filed on November 24, 2003.)

(n) Amendment effective as of April 1, 1999 to Service Agreement by and between ReliaStar Life Insurance Company and Fidelity Investments Institutional Operations Company, Inc. (Incorporated by reference to Post-Effective Amendment No. 3 on Form N-6, File No. 333-105319, as filed on November 24, 2003.)

(o) Service Contract dated April 25, 1997 by and between Fidelity Distributors Corporation and Washington Square Securities, Inc. (Incorporated by reference to Post-Effective Amendment No. 3 on Form N-6, File No. 333-105319, as filed on November 24, 2003.)

(p) Amendment dated April 1, 1999 to Service Contract by and between Fidelity Distributors Corporation and Washington Square Securities, Inc. (Incorporated by reference to Post-Effective Amendment No. 3 on Form N-6, File No. 333-105319, as filed on November 24, 2003.)

(5) (a) Participation Agreement dated as of May 1, 2002 by and between ReliaStar Life Insurance Company, ING VP Bond Portfolio and ING Funds Distributor, Inc. (Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form S-6, 333-47094, as filed on September 17, 2002.)

(b) Amendment effective as of July 15, 2003 to Participation Agreement by and among ReliaStar Life Insurance Company, ING VP Bond Portfolio and ING Funds Distributor, LLC. (Incorporated by reference to Post-Effective Amendment No. 4 to Registration Statement on Form N-6, File No. 33-57244, as filed on February 9, 2004.)

(6) (a) Participation Agreement among the GCG Trust and ReliaStar Life Insurance Company and Directed Services, Inc. (Incorporated by Reference to Pre-Effective Amendment No. 1 to Registration Statement on Form N-6, File Number 333-105319, as filed on July 17, 2003.)

(7) (a) Participation Agreement dated as of December 6, 2001 by and among Portfolio Partners, Inc., Aetna Life Insurance and Annuity Company, Aetna Investment Services, LLC and ReliaStar Life Insurance Company. (Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form S-6, 333-69431, as filed on April 24, 2002.)

(b) Amendment dated as of March 26, 2002 to Participation Agreement by and among Portfolio Partners, Inc. (to be renamed ING Partners, Inc. effective May 1, 2002), Aetna Life Insurance and Annuity Company (to be renamed ING Life Insurance and Annuity Company effective May 1, 2002), Aetna Investment Services, LLC (to be renamed ING Financial Adviser, LLC effective May 1, 2002) and ReliaStar Life Insurance Company. (Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form S-6, 333-69431, as filed on April 24, 2002.)

(c) Amendment dated as of October 1, 2002 to Participation Agreement dated as of December 6, 2001 among ING Partners, Inc., ING Life Insurance and Annuity Company, ING Financial Advisers, LLC and ReliaStar Life Insurance and Annuity Company. (Incorporated by reference to Post Effective Amendment No. 1 to Registration Statement on Form N-4, 333-100207, for Separate Account N of ReliaStar Life Insurance Company, as filed on October 24, 2002.)

(d) Amendment dated as of May 1, 2003 to Participation Agreement dated as of December 6, 2001 by and between ING Partners, Inc., ING Life Insurance and Annuity Company, ING Financial Advisers, LLC and ReliaStar Life Insurance Company. (Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, 333-92000, as filed on April 17, 2003.)

(e) Service Agreement effective as of December 6, 2001 by and between ING Life Insurance and Annuity Company and ReliaStar Life Insurance Company. (Incorporated by reference to Post-Effective Amendment No. 1 to Registration Statement on Form N-6, 333-92000, as filed on January 30, 2003.)

(f) Shareholder Servicing Agreement dated as of December 6, 2001 by and between ReliaStar Life Insurance Company and Portfolio Partners, Inc. in respect of the Service Class Shares of its Portfolios. (Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-105319, as filed on November 24, 2003.)

(g) Amendment dated as of March 26, 2002 to the Shareholder Servicing Agreement by and between ReliaStar Life Insurance Company and Portfolio Partners, Inc. (to be renamed ING Partners, Inc. effective May 1, 2002) in respect of the Service Class Shares of its Portfolio. (Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-105319, as filed on November 24, 2003.)

(h) Amendment dated as of May 1, 2003 to Shareholder Servicing Agreement (Service Shares) dated as of December 6, 2001 by and between ING Partners, Inc. and ReliaStar Life Insurance Company. (Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, 333-92000, as filed on April 17, 2003.)

(8) (a) Participation Agreement dated as of May 1, 2001 between ReliaStar Life Insurance Company, ING Variable Portfolios, Inc. and ING Funds Distributor, Inc. (Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form S-6, 333-47094, as filed on September 17, 2002.)

(b) Amendment effective as of October 1, 2002 to Participation Agreement between ReliaStar Life Insurance Company, ING Variable Portfolios Inc. and ING Funds Distributor, Inc. (Incorporated by reference to Post-Effective Amendment No. 1 to Registration Statement on Form N-6, 333-92000, as filed on January 30, 2003.)

(c) Amendment effective as of July 15, 2003 to Participation Agreement by and among ReliaStar Life Insurance Company, ING Variable Portfolios, Inc. and ING Funds Distributor, LLC. (Incorporated by reference to Post-Effective Amendment No. 4 to Registration Statement on Form N-6, File No. 33-57244, as filed on February 9, 2004.)

(9) (a) Participation Agreement dated May 1, 2001, by and among ReliaStar Life Insurance Company, Pilgrim Variable Products Trust and ING Pilgrim Securities, Inc. (Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-105319, as filed on November 24, 2003.)

(b) Amendment dated as of August 30, 2002 to Participation Agreement by and among ReliaStar Life Insurance Company, ING Variable Products Trust and ING Funds Distributor, Inc. (Incorporated by reference to Post-Effective Amendment No. 14 to Registration Statement on Form N-6, File No. 33-69892, as filed on October 11, 2002.)

(c) Form of Amendment to Participation Agreement by and among ReliaStar Life Insurance Company, ING Variable Products Trust and ING Funds Distributor, LLC. (Incorporated by reference to Post-Effective Amendment No. 4 to Registration Statement on Form N-6, File No. 33-57244, as filed on February 9, 2004.)

(d) Form of Amendment to Participation Agreement by and among ReliaStar Life Insurance Company, ING Variable Products Trust and ING Funds Distributor, Inc.

(e) Administrative and Shareholder Services Agreement dated as of May 1, 2001 by and between ING Pilgrim Group, LLC and ReliaStar Life Insurance Company. (Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form S-6, 333-69431, as filed on April 24, 2002.)

(f) Amendment to Administrative and Shareholder Service Agreement dated as of August 30, 2002 by and between ING Funds Services, LLC and ReliaStar Life Insurance Company. (Incorporated by reference to Post-Effective Amendment No. 1 to Registration Statement on Form N-6, 333-92000, as filed on January 30, 2003.)

(10) (a) Participation Agreement dated as of August 8, 1997 by and between ReliaStar Life Insurance Company and Janus Aspen Series. (Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-105319, as filed on November 24, 2003.)

(b) Amendment to Participation Agreement by and between ReliaStar Life Insurance Company and Janus Aspen Series. (Incorporated by reference to Post-Effective Amendment No. 1 to Registration Statement on Form S-6, File No. 69431, as filed on April 14, 2000.)

(c) Letter Agreement dated August 8, 1997 by and between ReliaStar Life Insurance Company and Janus Capital Corporation. (Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-105319, as filed on November 24, 2003.)

(d) Amendment, effective July 1, 2002, to Letter Agreement dated August 8, 1997 between ReliaStar Life Insurance Company and Janus Capital Corporation. (Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form S-6, 333-69431, as filed on April 24, 2002.)

(11) (a) Participation Agreement dated as of August 8, 1997 by and between ReliaStar Life Insurance Company, Neuberger&Berman Advisers Management Trust and Neuberger&Berman Management Incorporated. (Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-105319, as filed on November 24, 2003.)

(b) Amendment No. 1 dated as of February 1, 1999 to Participation Agreement by and among ReliaStar Life Insurance Company, Neuberger Berman Advisers Management Trust, Advisers Managers Trust and Neuberger Berman Management Inc. (Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-105319, as filed on November 24, 2003.)

(c) Addendum dated as of May 1, 2000 to Participation Agreement by and among ReliaStar Life Insurance Company, Neuberger Berman Advisers Management Trust, Advisers Managers Trust and Neuberger Berman Management Inc. (Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-105319, as filed on November 24, 2003.)

(d) Amendment dated as of April 1, 2003 to Participation Agreement by and among ReliaStar Life Insurance Company, Neuberger Berman Advisers Management Trust and Neuberger Berman Management Inc. (Incorporated by reference to Post-Effective Amendment No. 17 to Registration Statement on Form N-6, File No. 33-57244, as filed on December 12, 2003.)

(e) Letter Agreement dated as of July 28, 1997 by and between ReliaStar Life Insurance Company and Neuberger Berman Management Incorporated. (Incorporated by reference to Post-Effective Amendment No. 21 to Registration Statement on Form S-6, File No. 2-95392, as filed on August 4, 1997.)

(f) Amendment dated as of April 1, 2003 to the Administrative Services Agreement by and between ReliaStar Life Insurance Company and Neuberger Berman Management Inc. (Incorporated by reference to Post-Effective Amendment No. 17 to Registration Statement on Form N-6, File No. 33-57244, as filed on December 12, 2003.)

(12) (a) Participation Agreement by and between ReliaStar Life Insurance Company, OCC Accumulation Trust and OCC Distributors, dated August 8, 1997. (Incorporated by reference to Post-Effective Amendment No. 21 to Registration Statement on Form S-6, File No. 2-95392, as filed on August 4, 1997.)

(b) Letter Agreement dated August 8, 1997 by and between ReliaStar Life Insurance Company and OpCap Advisors. (Incorporated by reference to Post-Effective Amendment No. 21 to Registration Statement on Form S-6, File No. 2-95392, as filed on August 4, 1997.)

(13) (a) Participation Agreement dated as of April 30, 2002 by and among Pioneer Variable Contracts Trust, ReliaStar Life Insurance Company, Pioneer Investment Management, Inc. and Pioneer Funds Distributor, Inc. (Incorporated by reference to Initial Registration Statement on Form S-6, 333-92000, as filed on July 3, 2002.)

(14) (a) Participation Agreement dated as of January 14, 1994 by and among Northwestern National Life Insurance Company (renamed ReliaStar Life Insurance Company), Putnam Capital Manager Trust and Putnam Mutual Funds Corp. and Amendments Nos. 1-2. (Incorporated by reference to Initial Registration Statement on Form S-6EL24, File No. 333-18517, as filed on December 23, 1996.)

(b) Amendment No. 3 to Participation Agreement by and among Northwestern National Life Insurance Company (renamed ReliaStar Life Insurance Company), Putnam Capital Manager Trust and Putnam Mutual Funds Corp. (Incorporated by reference to Initial Registration on Form S-6, File No. 333-47094, as filed on September 29, 2000.)

(c) Amendment No. 4 to Participation Agreement by and among ReliaStar Life Insurance Company, Putnam Variable Trust and Putnam Mutual Funds Corp. (Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-105319, as filed on November 24, 2003.)

(d) Amendment No. 5 to Participation Agreement by and among ReliaStar Life Insurance Company, Putnam Variable Trust and Putnam Retail Management, L.P. (Incorporated by reference to Post-Effective Amendment No. 4 to Registration Statement on Form N-6, File No. 333-105319, as filed on April 15, 2004.)

(i) Not Applicable.

(j) Not Applicable

(k) Opinion and Consent of Counsel. (Incorporated by reference to Post-Effective Amendment No. 6 to Registration Statement on Form N-6, File No. 333-69431, as filed on April 15, 2004.)

(l) Not Applicable.

(m) Not Applicable.

(n) Consent of Independent Registered Public Accounting Firm.

(o) All financial statements are included in the Statement of Additional Information, as indicated therein.

(p) Not Applicable.

(q) Not Applicable.

(r) Powers of Attorney. (Incorporated herein by reference to Post-Effective Amendment No. 9 to Registration Statement on Form N-6 for ReliaStar Life Insurance Company of New York Variable Life Separate Account I of ReliaStar Life Insurance Company of New York (File No. 333-47527), as filed on April 7, 2005.)

Item 27 Directors and Officers of the Depositor

Name and Principal Business Address	Positions and Offices with Depositor
Donald W. Britton, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	President
Thomas J. McInerney, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Director and Chairman
David A. Wheat, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Director, Senior Vice President and Chief Financial Officer
Jacques de Vaucleroy, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Director and Senior Vice President
Kathleen A. Murphy, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Director
Catherine H. Smith, 151 Farmington Avenue, Hartford, CT 06156	Director
Boyd G. Combs, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Senior Vice President, Tax
Robert W. Crispin, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Senior Vice President, Investments
James R. Gelder, 20 Washington Avenue South, Minneapolis, MN 55401	Senior Vice President
Shaun P. Mathews, 151 Farmington Avenue, Hartford, CT 06156	Senior Vice President
Stephen J. Preston, 1475 Dunwoody Drive, West Chester, PA 19380	Senior Vice President
Roger W. Fisher, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Vice President and Chief Accounting Officer
David S. Pendergrass, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Vice President and Treasurer
Carol S. Stern, 601 13th Street NW, Suite 550 N, Washington DC 20005.	Vice President and Chief Compliance Officer
Craig A. Krogstad, 111 Washington Avenue S, Minneapolis, MN 55401	Vice President and Actuary
Kimberly M. Curley, 1290 Broadway, Denver, CO 80203	Vice President and Illustration Actuary
Pamela S. Anson, 2001 21st Avenue NW, Minot, ND 58703	Vice President
Chad M. Eslinger, 2001 21st Avenue NW, Minot, ND	Vice President

58703

Nathan E. Eshelman, 1290 Broadway, Denver, CO   Vice President
    80203

Deborah C. Hancock, 1290 Broadway, Denver, CO   Vice President
    80203

Paula Cludray-Engelke, 20 Washington Avenue South,   Secretary
    Minneapolis, MN 55401

Item 28   Persons Controlled by or Under Common Control with the Depositor or the Registrant

Incorporated herein by reference to Item 28 in Post-Effective Amendment No. 9 to Registration Statement on Form N-6 for ReliaStar Life Insurance Company of New York Variable Life Separate Account I of ReliaStar Life Insurance Company of New York (File No. 333-47527), as filed on April 7, 2005.

Item 29   Indemnification

Under its Bylaws, Section 5.01, ReliaStar Life Insurance Company ("ReliaStar Life") indemnifies, to the full extent permitted by the laws of the State of Minnesota, each person (and the heirs, executors and administrators of such person) who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, wherever brought, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director, officer or employee of ReliaStar Life, or is or was serving at the request of ReliaStar Life as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of ReliaStar Life pursuant to such provisions of the bylaws or statutes or otherwise, ReliaStar Life has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in said Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by ReliaStar Life of expenses incurred or paid by a director or officer or controlling person of ReliaStar Life in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person of ReliaStar Life in connection with the securities being registered, ReliaStar Life will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether or not such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

A corporation may procure indemnification insurance on behalf of an individual who was a director of the corporation. Consistent with the laws of the State of Minnesota, ING Groep N.V. maintains an umbrella insurance policy issued by an international insurer. The policy covers ING Groep N.V. and any company in which ING Groep N.V. has a controlling interest of 50% or more. This would encompass the Principal Underwriter as well as the Depositor. The policy provides for the following types of coverage: errors and omissions, directors and officers, employment practices, fiduciary and fidelity.

Additionally, Section XVIII of the ReliaStar Life Insurance Company Distribution Agreement with ING America Equities, Inc. (INGAE) generally provides that each party will indemnify and hold harmless the officers, directors and employees of the other party (and the variable account with respect to indemnity by INGAE) against any expenses (including legal expenses), losses, claims, damages, or liabilities arising out of or based on certain claims or circumstances in connection with the offer or sale of the policies. Under this agreement neither party is entitled to indemnity if the expenses (including legal expenses), losses, claims, damages, or liabilities resulted from their own willful misfeasance, bad faith, negligence, misconduct or wrongful act.

Item 30   Principal Underwriters

(a)   *Other Activity*. ING America Equities, Inc., the principal underwriter for the policies, is also the principal underwriter for policies issued by ReliaStar Life Insurance Company of New York and Security Life of Denver Insurance Company.

(b)   *Management of ING America Equities, Inc.*

Name and Principal Business Address	Positions and Offices with Underwriter
Nathan E. Eshelman, 1290 Broadway, Denver, CO 80203	Director, President and Chief Executive Officer
Daniel P. Mulheran, Sr., 20 Washington Avenue South, Minneapolis, MN 55401	Director
Mark A. Smith, 2001 21st Avenue NW, Minot, ND 58703	Director and Vice President
Anita F. Woods, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Chief Financial Officer
Beth G. Shanker, 1290 Broadway, Denver, CO 80203	Chief Compliance Officer
Pamela S. Anson, 2001 21st Avenue NW, Minot, ND 58703	Vice President
David S. Pendergrass, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Vice President and Treasurer
Deborah C. Hancock, 1290 Broadway, Denver, CO 80203	Assistant Vice President
Paula Cludray-Engelke, 20 Washington Avenue South, Minneapolis, MN 55401	Secretary
Eric G. Banta, 1290 Broadway, Denver, CO 80203	Assistant Secretary

(c)   *Compensation From the Registrant.*

(1)	(2)	(3)	(4)	(5)
	2002 Net Underwriting	Compensation on Events Occasioning		
Name of Principal Underwriter	Discounts and Commissions	the Deduction of a Deferred Sales Load	Brokerage Commissions	Other Compensation*
ING America Equities, Inc.				$31,102,593

*   Includes payments to agents/registered representatives, broker/dealers and regional managers/brokerage general agents; bonuses; and payments to ING Financial Partners, Inc. as a marketing allowance.

Item 31   Location of Accounts and Records

Accounts and records are maintained by ReliaStar Life Insurance Company at 20 Washington Ave South, Minneapolis, MN 55401 and by ING Americas Finance Shared Services, an affiliate, at 5780 Powers Ferry Road, NW, Atlanta, GA 30327. 20 Washington Avenue South, Minneapolis, MN 55401.

Item 32   Management Services

None.

Item 33   Fee Representations

ReliaStar Life Insurance Company represents that the fees and charges deducted under the variable life insurance policy described in this registration statement, in the aggregate, are reasonable in relation to the services rendered, expenses expected to be incurred, and the risks assumed by ReliaStar Life Insurance Company under the policies. ReliaStar Life Insurance Company bases this representation on its assessment of such factors such as the nature and extent of such services, expenses and risks, the need for the ReliaStar Life Insurance Company to earn a profit and the range of such fees and charges within the insurance industry.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, Select ★Life Variable Account, certifies that it meets all of the requirements for effectiveness of this Registration Statement under Rule 485(b) under the Securities Act of 1933 and has duly caused this Post-Effective Amendment No. 8 to this Registration Statement on Form N-6 (File No. 333-69431) to be signed on its behalf by the undersigned, duly authorized, in the City of Hartford, and State of Connecticut on the 11th day of April, 2005.


SELECT★LIFE VARIABLE ACCOUNT
(Registrant)

By: RELIASTAR LIFE INSURANCE COMPANY
(Depositor)


By: /s/ Donald W. Britton*
Donald W. Britton
President
(principal executive officer)

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 8 has been signed below by the following persons in the capacities indicated and on the date indicated.

Signature	**Title**	**Date**
/s/ Donald W. Britton* Donald W. Britton	President (principal executive officer)	
/s/Thomas J. McInerney* Thomas J. McInerney	Director and Chairman	
/s/ Kathleen A. Murphy* Kathleen A. Murphy	Director	
/s/ Jacques de Vaucleroy* Jacques de Vaucleroy	Director	April 11, 2005
/s/ Catherine H. Smith* Catherine H. Smith	Director	
/s/ David A. Wheat* David A. Wheat	Director, Senior Vice President and Chief Financial Officer (principal financial officer)	
/s/ Roger W. Fisher* Roger W. Fisher	Vice President and Chief Accounting Officer (principal accounting officer)	

By: /s/ J. Neil McMurdie
J. Neil McMurdie
*Attorney-in-Fact

SELECT★LIFE VARIABLE ACCOUNT
EXHIBIT INDEX

Exhibit No.	Exhibit	
26-(9)(d)	Form of Amendment to Participation Agreement by and among ReliaStar Life Insurance Company, ING Variable Products Trust and ING Funds Distributor, Inc.	_____
26-(k)	Opinion and Consent of Counsel	_____
26-(n)	Consent of Independent Registered Public Accounting Firm	_____